UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2010

On May 14, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2010. Attached hereto are a copy of a press release and supplemental data relating thereto, both dated May 14, 2010, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2011. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the press release and the supplemental data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2010 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2011 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: May 14, 2010

Financial Results Release	May 14, 2010
For the Year Ended March 31, 2010	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

  (URL http://www.ntt.co.jp/ir/)

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03)5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 24, 2010

Scheduled date of dividend payments: June 25, 2010

Scheduled date of filing securities report: June 30, 2010

1.	Consolidated Financial Results for the Year Ended March 31, 2010 (April 1, 2009 - March 31, 2010)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2010	10,181,376	(2.3%)	1,117,693	0.7%	1,120,071	1.3%	492,266	(8.6%)
Year ended March 31, 2009	10,416,305	(2.5%)	1,109,752	(14.9%)	1,105,163	(16.4%)	538,679	(15.2%)

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2010	372.01	(yen)	-	(yen)	6.5%	5.9%	11.0%
Year ended March 31, 2009	400.41	(yen)	-	(yen)	7.3%	5.9%	10.7%

Note: Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2010: 8,794 million yen
For the year ended March 31, 2010: (1,916) million yen.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2010	18,939,055	9,770,879	7,788,153	41.1%	5,885.86	(yen)
March 31, 2009	18,796,388	9,145,630	7,298,110	38.8%	5,515.18	(yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents At End of Year
Year ended March 31, 2010	2,817,836	(2,308,908)	(651,297)	911,062
Year ended March 31, 2009	2,514,100	(2,269,658)	(353,339)	1,052,777

2.	Dividends

	Dividends per Share								Yearly Total Dividends		Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year ended March 31, 2009	—	5,500.00	(yen)	—	55.00	(yen)	—	(yen)	146,745	(Millions of yen)	27.5%	2.0%
Year ended March 31, 2010	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)	158,789	(Millions of yen)	32.3%	2.0%
Year ending March 31, 2011 (Forecasts)	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)	—		31.8%	—

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2011 (April 1, 2010 - March 31, 2011)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Earnings per Share
Six months ending September 30, 2010	—	—	—	—	—	—	—	—	—	—
Year ending March 31, 2011	10,160,000	(0.2%)	1,165,000	4.2%	1,155,000	3.1%	500,000	1.6%	377.87	(yen	)

Note:	Percentages above represent changes from the previous year or period.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): None

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: Yes

2.	Others: None
(For further details, please see “<1> Application of New Accounting Standard” on page 36.)

(3)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock) at end of year:

March 31, 2010:	1,574,120,900 shares

March 31, 2009:	1,574,120,900 shares

2. Number of treasury stock at end of year:

March 31, 2010:	250,923,665 shares

March 31, 2009:	250,844,167 shares

3. Weighted average number of shares outstanding:

For the year ended March 31, 2010:	1,323,262,483 shares

For the year ended March 31, 2009:	1,345,302,411 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2010	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2010 (April 1, 2009 - March 31, 2010)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2010	379,016	4.2%	213,525	10.4%	215,534	9.7%	215,746	10.1%
Year ended March 31, 2009	363,759	(3.2%)	193,334	(7.9%)	196,438	(9.8%)	195,983	0.1%

Note:	Percentages above represent changes from the previous year.

	Earnings per Share	Earnings per Share after potential dilution adjustments
Year ended March 31, 2010	163.04 (yen)	- (yen)
Year ended March 31, 2009	145.68 (yen)	- (yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2010	7,477,789	4,931,728	66.0%	3,727.13	(yen)
March 31, 2009	7,505,022	4,868,344	64.9%	3,679.01	(yen)

(Reference) Shareholder’s equity:	For the year ended March 31, 2010:	4,931,728 million yen
	For the year ended March 31, 2009:	4,868,344 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2011 (April 1, 2010 - March 31, 2011)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Six months ending September 30, 2010	—	—	—	—	—	—	—	—	—
Year ending March 31, 2011	392,000	3.4%	229,000	7.2%	232,000	7.6%	232,000	7.5%	175.33	(yen	)

Note:	Percentages above represent changes from the previous year or period.

Notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 60.

As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.

1. BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	10,416.3	10,181.4	(234.9)	(2.3)
Operating expenses	9,306.6	9,063.7	(242.9)	(2.6)
Operating income	1,109.8	1,117.7	7.9	0.7
Income before income tax	1,105.2	1,120.1	14.9	1.3
Net income attributable to NTT	538.7	492.3	(46.4)	(8.6)

During the consolidated fiscal year ended March 31, 2010, against the backdrop of an improvement in the global economy, particularly in Asia, and the effect of major economic stimulus programs, the Japanese economy showed signs of recovery in exports and production. However, the economic climate remained difficult, with capital investments decreasing substantially and the job market rapidly worsening due to a deterioration in corporate earnings.

In the information and telecommunications market, as the rollout of broadband and ubiquitous services rapidly progresses, optical access services are increasing in the fixed-line communications field and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications field, services and handsets are becoming more diverse and advanced, and rates are being repeatedly reduced, giving rise to increasingly fierce competition. Many other dramatic changes and developments are occurring in conjunction with the increased use of IP, including convergence between fixed-line communications and mobile communications and between communications and broadcasting services, and the creation of diverse new network-based businesses.

Under these difficult circumstances, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

•	Fixed-Line Communications

NTT Group further expanded the coverage area for “FLET’S Hikari Next”, the next-generation network (NGN) commercial service, and enhanced services, including a high-speed service with a maximum download speed of 200Mbps introduced in Eastern Japan. NTT Group also pursued initiatives in collaboration with other companies to expand sales. In addition, NTT Group took steps to enhance the quality of customer service by, among other things, reducing the lead time between a customer’s application and the start of FLET’S Hikari service, strengthening support services and expanding benefits offered to customers under its membership programs. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 13.25 million.

•	Mobile Communications

NTT Group introduced new services to support its customers’ lifestyles through mobile phones, including a new function for the “i-concier” activity support service, which distributes information linked to the user’s location, and DOCOMO Keitai Sokin (mobile payment), a new mobile phone payment method. In addition, as part of its efforts to achieve further growth by increasing use of data communications, NTT Group revised billing plans and worked to enhance the content offerings for video and other services. As a result of these efforts, the number of mobile phone subscriptions reached 56.08 million, of which 53.20 million are FOMA service subscriptions (95% of all subscriptions).

•	Solutions

NTT Group worked to provide high value-added solutions according to customer industries and business categories by expanding its service line-up to include outsourcing and information security, complementing its construction and provision of customer systems. NTT Group also reorganized some of its business structures and sought to strengthen its sales capabilities, mainly through acquisitions of other service providers, to proactively meet the needs of customers and society.

•	Upper Layer Services

NTT Group took steps to enhance its services by among other things, expanding the high-definition content available on “Hikari TV”, an IP Television (IPTV) service distributed over FLET’S Hikari. NTT Group also expanded the line-up of video services that are designed to take advantage of the capabilities of the NGN, including the launch of Digital Cinema, a service for the distribution of films to theaters using the NGN. NTT Group also worked to develop a new market for cloud computing services, which provides services through a network, including the launch of a full range of services covering everything from infrastructure to applications. Furthermore, through investments by the venture fund, NTT Investment Partners Fund, L.P., NTT Group sought to promote collaborations with business partners in a wide range of fields, particularly education.

•	Global Businesses

NTT Group moved forward with the expansion of overseas data centers and the acquisition of businesses, including a security service provider, in an effort to improve its line-up of solutions services and support services. In order to enhance the convenience and reliability of its networks, NTT Group strengthened its network through the acquisition of a submarine cable business and the expansion of the service area for international mobile phone roaming services. NTT Group also directed efforts toward the global expansion of its content distribution and other application services.

•	Research and Development

To expand the range of services that take advantage of the capabilities of the NGN, NTT Group engaged in R&D directed at the technical advancement of IPTV, Digital Signage, Digital Cinema and other video services, as well as cloud computing services. Furthermore, NTT Group engaged in R&D for commercialization of Home Information and Communication Technologies (Home ICT) and made efforts to develop technologies for mobile communication using LTE, the next-generation standard, which is scheduled for launch in December 2010. NTT Group also moved forward with R&D on advanced technologies that will support future businesses, including new encryption technologies, high-capacity optical transmission technologies, and quantum information processing.

•	CSR

NTT Group is working in concert to undertake corporate social responsibility (CSR) activities aimed at contributing to the sustainable development of society. In particular, as part of its “Green NTT” program, an environmental policy initiative encouraging the use of natural energy, NTT Group set up solar systems at three Group owned facilities via NTT Green LLP, which was established through investments by individual NTT group companies. This became the first environmental program in Japan established in the form of a corporate group limited liability partnership.

As a result of these efforts, due to such factors as a decrease in mobile handset sales revenues and mobile voice-related revenues arising from penetration of new handset sales models in the mobile communications business and a decrease in voice-related revenues arising from the decline in the number of subscriptions for fixed-line telephone services, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2010 were 10,181.4 billion yen (a decrease of 2.3% from the previous fiscal year). Consolidated operating expenses were 9,063.7 billion yen (a decrease of 2.6% from the previous fiscal year) due to a decrease in expenses for purchase of goods and services and other expenses and amortization costs. As a result, consolidated operating income was 1,117.7 billion yen (an increase of 0.7% from the previous fiscal year), consolidated income before income taxes was 1,120.1 billion yen (an increase of 1.3% from the previous fiscal year), and consolidated net income attributable to NTT was 492.3 billion yen (a decrease of 8.6% from the previous fiscal year).

The forecast of performance in the fiscal year ending March 31, 2011 is as follows: operating revenues of 10,160.0 billion yen (a decrease of 0.2% from the fiscal year under review), operating income of 1,165.0 billion yen (an increase of 4.2% from the fiscal year under review), income before income taxes of 1,155.0 billion yen (an increase of 3.1% from the fiscal year under review), and net income attributable to NTT of 500.0 billion yen (an increase of 1.6% from the fiscal year under review).

The business results for NTT (holding company) and each segment for the consolidated fiscal year ended March 31, 2010 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Business Results

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	363.7	379.0	15.2	4.2
Operating expenses	170.4	165.4	(4.9)	(2.9)
Operating income	193.3	213.5	20.1	10.4
Recurring profit	196.4	215.5	19.0	9.7
Net income	195.9	215.7	19.7	10.1

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

[1] Provision of advice and intermediary services to group companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing the NGN in particular through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include the NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 18.3 billion yen in group management and administration revenues for the fiscal year under review (a decrease of 1.3% from the previous fiscal year).

[2] Fundamental research and development activities

NTT has conducted research and development on basic technologies to achieve the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and to contribute to the creation of a ubiquitous broadband society.

Commercialization of the results of research and development was carried out through NTT Group’s comprehensive production system under which research and development achievements are integrated into marketing and planning activities for key business lines, and through proactive collaboration with other businesses. NTT has also been actively engaged in the global deployment of research results, research and development that could contribute to solving social issues, and research on advanced technologies for the future.

•	Research and development contributing to service creation

Demand for Home ICT is expected to grow with the spread of broadband services and digital home electronics and NTT, together with partner companies, is using test bed environments to verify technologies and examine proposed business models in this field. NTT pursued advancements in IPTV and digital signage technology, and supported the commercialization of the newly launched Digital Cinema service, which utilizes highly-secure, high-quality distribution technologies developed in NTT’s laboratories. In addition, efforts were made in research and development aimed at realization of safe and secure cloud computing services.

With regard to its network platforms, NTT worked to improve the ease of maintenance and operability of the NGN in order to enhance the NGN’s functional capability and to achieve cost reductions. Research and development was also undertaken on optical access technologies, including technologies for expanding the coverage area of optical cabling for multi-unit dwellings and technologies for simplifying installation.

•	Global deployment of research results

NTT also engaged in research and development efforts focused on three basic principles: “R&D for global operations”; “international standardization”; and “relationship-building.” Optical-related components that use NTT technologies, such as optical transmission devices and optical connectors, captured large market shares worldwide. Furthermore, the results of our research on high-speed optical access protocols were utilized for commercial services in Vietnam. In addition, NTT’s video-encryption technologies are used by overseas broadcasters, and were chosen as the codec for international transmissions at the Vancouver Olympics.

•	Research and development contributing to solving social problems

To reduce the environmental burden resulting from the operation of NTT’s businesses, NTT engaged in research and development on CO2 reduction technologies, such as high-efficiency fuel cell batteries and high-voltage direct-current supply, which decreases electricity loss during supply, as well as research and development on optical packet routers, which are aimed at drastically reducing future network power consumption. In the healthcare field, NTT successfully developed a framework for collecting and sharing vital data, such as daily blood pressure and weight, across a network to be utilized for remote health guidance.

•	Advanced research

NTT has also conducted research and development activities on advanced technologies that will support NTT Group’s continuous development. These efforts include research and development on new encryption technologies and efforts to verify the safety of existing encryption methodologies. As a result of these efforts, NTT achieved a world record in prime factor decomposition, which is one of the principal underpinnings of public-key encryption. In optical transmission technologies, NTT succeeded in achieving 69 Tbps transmission, the world record for a single optical fiber cable. In the field of quantum information processing, NTT became the first in the world to succeed in performing multi-function basic calculations, which are necessary for creating a quantum computer, using only a single qubit. In addition, with the goal of achieving more natural communication environments, NTT engaged in research to understand the structure in the brain for controlling and processing signals.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 134.0 billion yen (an increase of 1.4% from the previous fiscal year), and NTT received basic research and development revenues of 126.9 billion yen (an increase of 0.0% from the previous fiscal year) as compensation for these research and development activities.

[3] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2010, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous fiscal year (the fiscal year ended March 31, 2009) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 217.8 billion yen in dividends (an increase of 9.4% from the previous fiscal year).

As a result of the above activities, NTT’s operating revenues for the fiscal year ended March 31, 2010 were 379.0 billion yen (an increase of 4.2% from the previous fiscal year), recurring profit was 215.5 billion yen (an increase of 9.7% from the previous fiscal year), and net income was 215.7 billion yen (an increase of 10.1% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results by Business Segment

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	4,064.8	3,964.3	(100.4)	(2.5)
Operating expenses	3,994.3	3,882.2	(112.1)	(2.8)
Operating income	70.5	82.1	11.7	16.5

Number of Subscriptions

	(Thousands)
	March 31, 2009	March 31, 2010	Change	Percent Change
FLET’S Hikari	11,134	13,251	2,117	19.0
NTT East	6,291	7,533	1,242	19.7
NTT West	4,843	5,718	874	18.1
Hikari Denwa	8,011	10,142	2,131	26.6
NTT East	4,248	5,420	1,172	27.6
NTT West	3,762	4,722	959	25.5

Notes
1.	The figures for FLET’S Hikari include NTT East’s B FLET’S and FLET’S Hikari Next (launched in March 2008) and NTT’s West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched in March 2008).
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West), which are the main subsidiaries of NTT in the regional communications business segment, worked to build solid revenue structures by enhancing and expanding broadband services with a focus on FLET’S Hikari and continued their efforts to raise the efficiency of their business operations. Their main activities are discussed below.

[1] Fiber-Optic and IP Services

Expansion of NGN Service Areas

•	The areas in which the FLET’S Hikari Next service is offered were expanded.

•	NTT East: The service area was expanded to almost all service areas of FLET’S Hikari.

•	NTT West: The service area was expanded to 80% of the service areas of FLET’S Hikari.

Major Services Launched in the Fiscal Year Under Review

Product or Service	Description
FLET’S Hikari Next Family High-Speed Type FLET’S Hikari Next Mansion High-Speed Type (NTT East)	FLET’S Hikari Next Family Type, tailored for single-unit dwellings, and FLET’S Hikari Next Mansion Type, tailored for multi-unit dwellings; both services are offered at the same rates and with a maximum downlink speed that has increased from 100Mbps to 200Mbps.

FLET’S TEREBI Building-wide Subscription Plan (NTT East)	A service where terrestrial, BS broadcasts and other broadcasts can be watched by all residents in a multi-unit dwelling whose owner subscribes to NTT East’s FLET’S Hikari Next and FLET’S TEREBI Transmission Service. Includes the broadcasting service Opticast Facility Usage Service offered by OptiCast Inc.

Flat-rate Intragroup Calling for Hikari Denwa Office Type and other services (NTT East/NTT West)	A service where calls can be made at a flat rate within a group by registering a Hikari Denwa Office Type account or a Hikari Denwa account as a group in addition to a separate Hikari Denwa Office Type account under the same name.

Hikari Denwa Office A (Ace) (NTT East/NTT West)	An optical IP telephone service which is compatible with FLET’S Hikari Next and is tailored to large offices was newly launched as an addition to the existing Hikari Denwa and Hikari Denwa Office Type.

FLET’S Software Delivery Service (NTT East/NTT West)	A service where software companies can distribute packaged software to users via FLET’S Hikari and other networks.

FLET’S MATOMETE SHIHARAI (NTT East/NTT West)	A service where NTT would bill and collect fee-based information service charges for software companies that use FLET’S Software Delivery Service and FLET’S Cast.

Business Service Failure Notification (NTT East)	A service where an e-mail notification is sent to the subscribers of Business Ether, a wide-area Ethernet service, at the time of a line failure.

Line ID of subscriber notification service, an additional service for FLET’S Cast (NTT East/NTT West)	A service that would achieve enhanced security for FLET’S Hikari Next subscribers, whereby the subscriber discloses an agreed FLET’S number to service providers and the service providers use the FLET’S ID number for authentication.

Hikari LINK series (NTT East/NTT West)	The living-room PC Hikari BOX was launched as the second product in the series. The PC Hikari BOX provides customers who did not previously use the internet with a broadband-based life style through their household TVs using FLET’S HIKARI or other services.

PURE CINEMA (NTT SMARTCONNECT)	A digital cinema service under which a data center at NTT SMARTCONNECT Corporation, a wholly owned subsidiary of NTT West, and theaters with digital screens are connected via the NGN to enable safe and secure distribution of high quality videos to theaters.

Major Collaborative Projects with Other Businesses Entered into in the Fiscal Year Under Review

Business Partner	Description
Three regional cable TV companies (NTT East)

•      Through a collaboration with CATV Yamagata KK in Yamagata Prefecture, a service utilizing FLET’S Hikari Next was launched.

•      Through a collaboration with New Digital Cable Corporation in Miyagi Prefecture, a service utilizing FLET’S Hikari Next was launched.

•      An agreement was reached on collaboration for future services with Siogama Cable TV Co., Ltd. in Miyagi Prefecture.

OBIC BUSINESS CONSULTANTS CO., LTD. (NTT East)	Obic Business Consultants’ packaged business software Bugyo Series and NTT East’s FLET’S Hikari and FLET’S VPN were combined and the new service Bugyo on FLET’S was launched.

Ricoh Company, Ltd. Fuji Xerox Co., Ltd. (NTT East)	Due to the increase in office information and communication technologies (ICT) devices such as network-compatible all-in-one machines, an agreement was reached to build a one-stop system covering sales to customer support of networks and office ICT equipment. The new system draws on the strengths of each of the companies with the aim of providing greater customer convenience.

Sharp Corporation Sharp-Engineering Corporation 6 NTT WEST-HOMETECHNO companies (NTT West)	Due to the increase in network-compatible home information electronics, a cooperative framework was built to provide one-stop customer support during home information appliance breakdown or other problem, with the goal of enhancing customer convenience.

Synergy Marketing Inc. (NTT West)	Synergy! on FLET’S was launched. Synergy! on FLET’S provides Synergy!, a SaaS-type comprehensive customer management system from Synergy Marketing, on NTT West’s regional IP network.

[2] Improving Customer Service

•

NTT East and NTT West continued to work on reducing the time it takes for customers to start receiving optical access services by expanding optical cabling for multi-unit dwellings, providing immediate determination of installation work dates, and carrying out remote installation. (NTT East/NTT West)

•	Subscriptions to Remote Support Service, which provides one-stop support for customers experiencing broadband service problems, exceeded 2.10 million. (NTT East/NTT West)

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
FLET’S Hikari Members Club (NTT East)	A membership program designed to enhance customer satisfaction through improved CRM was launched for FLET’S Hikari subscribers.

Office Net Omakase Support (NTT West)	A total support service was launched for small- and mid-size businesses with FLET’S Hikari subscriptions, covering regular inspections of LAN wiring, LAN-connected network devices and computers, and troubleshooting for router and other equipment failure.

[3] Review of Business Operating Structures

•

The 113 Centers for taking calls for repair requests and the sites for interconnection operations with other businesses were consolidated to promote efficiency in the business operating structure. (NTT East)

•

Order processing time for FLET’S Hikari subscriptions was successfully shortened by actively reviewing operations and workflows, including those of installation companies, and improving systems. (NTT East/NTT West)

As a result of the above activities, in the fiscal year ended March 31, 2010, revenues from IP services grew due to the increase in the number of FLET’S Hikari subscriptions, but growth in IP services revenues was offset by a decline in fixed voice-related revenues caused by a reduction in fixed-line telephone subscriptions, and consequently consolidated operating revenues in the regional communications business segment were 3,964.3 billion yen (a decrease of 2.5% from the previous fiscal year). Due to decreases in expenses for purchase of goods and services and other expenses, however, consolidated operating expenses were 3,882.2 billion yen (a decrease of 2.8% from the previous fiscal year) in the fiscal year ended March 31, 2010. As a result, consolidated operating income was 82.1 billion yen (an increase of 16.5% from the previous fiscal year).

Business Improvement Order Issued by the Minister of Internal Affairs and Communications

Following the discovery that an employee at an NTT West Group unit improperly provided information on customers of other businesses to certain sales agencies, NTT West received a business practice improvement order on February 4, 2010 under the Telecommunications Business Act, Article 29 from the Minister of Internal Affairs and Communications. On February 26, 2010, NTT West submitted a business practice improvement plan to the Minister of Internal Affairs and Communications. We deeply regret, and offer our sincere apologies for, any concerns and inconvenience caused to our customers and other affected parties.

NTT West solemnly accepts the business practice improvement order and will ensure the implementation of the business practice improvement plan. In addition, NTT East, which is also in a position to handle information on customers of other businesses, will endeavor to thoroughly strengthen its information management. To bolster these efforts, in April 2010 both companies formed an Information Security Department, which is tasked with drafting company-wide policies on information security, improving related structures and rules, and planning, implementing and inspecting security measures so that groupwide and uniform efforts on information security are carried out at the two companies and their group subsidiary units. NTT Group is committed to continue striving to restore trust through its concerted efforts.

Long-Distance and International Communications Business Segment

Overview of Business Results by Business Segment

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	1,315.5	1,259.6	(55.9)	(4.2)
Operating expenses	1,218.6	1,161.4	(57.2)	(4.7)
Operating income	96.9	98.2	1.4	1.4

NTT Communications Corporation (NTT Communications), which is the main subsidiary of NTT in the long-distance and international communications business segment, as an “ICT Solution Partner” that provides corporate customers with solutions for their management issues, expanded its consulting business, and offered high value-added solutions tailored to customer needs. For individual customers, NTT Communications also provided attractive services tailored to diverse lifestyles and customer requests under the “CreativE-Life for Everyone” brand. NTT Communications’ main activities were as follows.

[1] Development of Services for Corporate Customers

The corporate business environment is rapidly changing and companies are consolidating their core business activities to increase their competitiveness and improve their ability to respond to changes in the business environment in a flexible manner. In this market environment, NTT Communications took measures to establish globally competitive operations and provide integrated and high value-added solutions tailored to customers’ business categories and formats to help solve customer management issues, particularly in areas of high demand, such as outsourcing and information security.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY	This service brand was launched based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime.” BizCITY provides a business environment equipped with mobile networks, system outsourcing and cloud services.

Biz Hosting Enterprise	A virtual hosting service for corporate users, which can be used as the base of a backbone system that integrates not only highly reliable data centers, stable communications facilities and high security services but also advanced virtual server technologies.

Biz Hosting Global	A cloud computing-type virtual hosting service to be offered at overseas data centers.

Biz Mail	A cloud computing-type e-mail service, which offers high security functions with high-quality management and maintenance capabilities, and that can store data up to 10GB.

Biz Storage	A high-capacity storage service that enables use of the file server function in a highly safe VPN environment offered as a high-quality and affordable cloud computing-based service.

Biz Marketing	Services (Visionalist, Smart Recommend, Mobile Web) that strengthen point of customer contact on demand by making customer access logs visually available and enable businesses to optimize marketing efforts directed towards individual customers.

Group-Ether	A low-cost, participation-type wide-area Ethernet service that uses the broadband network (FLET’S services) offered by NTT East and NTT West.

Burst Ether Access	A service for subscribers of the corporate VPN services Arcstar IP-VPN and e-VLAN and the corporate Internet connection service Business OCN, that secures certain bandwidths and enables use of transmission speeds up to the physical interface speed (10Mbps/100Mbps) when data volumes suddenly and temporarily increase.

Video Conference Connection Service	A service that offers a package of highly reliable VPN services (Arcstar IP-VPN and e-VLAN) and multi-location connection equipment, which are necessary for video-conferencing across multiple sites.

Verification Testing of the Basic Service Framework for Realizing New Cloud Computing

Verification testing was carried out for the Setten service platform, which will realize a new type of cloud computing framework that enables use of necessary functions anytime, anywhere, regardless of the connection environment, and offers high-quality, highly reliable and high value-added services, ranging from networks to applications.

[2] Development of Global Business

In response to the demands of Japanese and multinational corporations for seamless and high-quality services in Japan and other countries, NTT Communications worked to provide high value-added total ICT solutions that combine network integration with data center, security, and server management services.

Main Activities during the Fiscal Year Under Review

•	Network expansion

•	Pacific Crossing Limited, which owns the Japan-U.S. submarine cable PC-1, was acquired to further improve the reliability of infrastructure between Japan and the U.S.

•

Efforts were made to increase network (IP backbone) capacity for speedy and stable distribution of Internet data worldwide; achieved a cable capacity of 300Gbps, one of the highest in the ISP industry, for the Japan-U.S. route having the largest communication volume.

•	Business site development

•	To support business development by customers, in Russia, a branch of local subsidiary NTT Communication Russia LLC, was established in St. Petersburg.

•	In India, the Neemrana branch of a local subsidiary, NTT Communications India Private Ltd., was established.

•	In the Philippines, a local subsidiary, NTT Communications Philippines Corporation, was established.

•	In Belgium, the Brussels branch of a European subsidiary, NTT EUROPE LTD., was established.

•	In China, the Wuhan office of a local subsidiary, NTT Communications China Co., Ltd., was established.

•	Expansion of data centers

•	In Vietnam, the joint venture between NTT Communications Corporation and the Vietnam Posts and Telecommunications Group established a data center in Hanoi and began offering service.

•	In the U.S., a local subsidiary, NTT America, Inc., set up a data center in Santa Clara, California, for service enhancement.

•	Stronger security service structure

•

Responding to requests from customers operating globally for a wide range of security services, the German firm Integralis AG, a global leader in the security business, was acquired to bolster the framework for provision of services.

[3] Development of Services for Individual Customers

With respect to telephone services, NTT Communications continued to respond to its customers’ diverse demands through services such as PL@TINUM LINE, while providing new services in the upper-layer services field, such as OCN, that are customized for diverse lifestyles.

Main Activities during the Fiscal Year under Review

•	Expansion of OCN services

•	OCN Mobile Access FOMA and other services that can be used with NTT DOCOMO’s flat-rate data plans were added to address the needs of mobile users.

•

OCN Kids Care was launched to support an environment where both children and parents can use the Internet with a sense of security; not only are harmful websites blocked when children use personal computers but caregivers are also able to confirm usage status through mobile phones.

•

Efforts were directed at improving convenience by enabling customers to seamlessly use OCN e-mail, blog and other services with a single login, increasing capacity of e-mail service and adding linked functions for maps and scheduler, etc.

•	Enhancement of other upper-layer services

•

Efforts were made to further increase use of the 050 Anshin (Safe) Number service, by proposing a new way of using the service under the name Wan Nyan Ber where pet dogs and cats wear pet tags with a 050 number on them so that the owners can be contacted when their pets get lost.

•	Hikari TV subscriptions exceeded 1 million as a result of efforts made to expand the service area of IP retransmission of terrestrial digital broadcasts and enrichment of high-definition content.

As a result of these developments, revenues from fixed-line voice services and revenues from the provision of solutions to corporate customers decreased and, consequently, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2010 were 1,259.6 billion yen (a decrease of 4.2% from the previous fiscal year). On the other hand, during the fiscal year ended March 31, 2010, revenues from use of communication facilities decreased in conjunction with the drop in fixed-line voice service revenues and, consequently, consolidated operating expenses were 1,161.4 billion yen (a decrease of 4.7% from the previous fiscal year). As a result, consolidated operating income was 98.2 billion yen (an increase of 1.4% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results by Business Segment

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	4,448.0	4,284.4	(163.6)	(3.7)
Operating expenses	3,622.6	3,456.0	(166.6)	(4.6)
Operating income	825.4	828.4	3.0	0.4

Number of Subscriptions

	(Thousands)
	March 31, 2009	March 31, 2010	Change	Percent Change
Mobile phone services	54,601	56,082	1,481	2.7
FOMA services	49,040	53,203	4,163	8.5
mova services	5,560	2,879	(2,682)	(48.2)
i-mode services	48,474	48,992	518	1.1

Notes:
1.	Figures for mobile phone service subscriptions, FOMA service subscriptions and mova service subscriptions include communications module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.
3.	The number of i-mode service subscriptions is the total of FOMA service subscriptions and mova service subscriptions.

NTT DOCOMO, Inc. (NTT DOCOMO), the main subsidiary of NTT in the mobile communications business segment, reorganized its business, with “innovation and challenge” as its basic policy. With the aim of increasing its income, NTT DOCOMO provided a range of services in response to the varied needs of its customers that have resulted in expanded data communication use.

[1] Enhancement of Service

Main Services which were Launched or for which Additional Efforts were Made During the Fiscal Year Under Review

Service	Description
Otayori-Photo service	A service launched to enable users to remotely display pictures in a digital photo frame (Otayori Photo Panel) by simply sending e-mails with photo attachments from their mobile handsets and PCs.

docomo mobile remittance service	A service launched to enable customers to remit payments simply by designating the mobile phone number of the recipients, without having to open a bank account or register in advance.

Enhancement of i-concier	The activity support service i-concier became compatible with auto GPS, enabling distribution of information linked to the location of the user and the user’s time parameters, such as the Last-Train Alarm, by carrying out regular GPS measurement.

MyArea	A service launched that enables users to use stable high-speed packet communications and a stay-at-home confirmation function linked to information in the area, by setting up a femtocell small base station at the user’s home, creating an exclusive FOMA area for the customer’s home.

Main Customer After-Sales Services which were Launched or for which Additional Efforts were Made During the Fiscal Year Under Review

Service	Description
Receive Anywhere Service for Repaired Mobile Phones	A service launched for DOCOMO Premier Club members that enables FOMA phones that were dropped off for repair to be picked up at a designated DOCOMO shop or any desired location (in Japan).

Mobile Phone Checking Service	A service launched so that mobile phones being used by subscribers are inspected for breakage, deterioration and communication performance and are cleaned by a specialized support staff.

Enhancement of Battery Pack Anshin Support	For the Battery Pack Anshin Support service offered to DOCOMO Premier Club members, in addition to the Battery Pack already offered, a Supplementary Recharging Adapter 01 was added to the line-up.

[2] Expansion of data communication use

•	Fees were revised so that the rate for packet flat-rate service “Pake-hodai double” starts at 390 yen (including tax) per month.

•

Fees were revised so that the rate for packet flat-rate service for smart phones, “Biz-hodai double”, starts at 390 yen (including tax) per month. Moreover, it was decided that for users who use both i-mode compatible FOMA phones and smart phones, “Biz-hodai double” would be integrated into “Pake-hodai double” starting April 1, 2010.

•	Through collaboration with content providers, including BeeTV®, the content offerings of DOCOMO Doga were expanded.

•	In PC data communications, strategic measures were taken to increase sales, including introduction of a user-friendly fee structure and enhancement of the product line-up.

[3] Enhancement of Charge Services

Main Charge Services Launched in the Fiscal Year Under Review

Service	Description
Mail Tsukai Hodai (all-you-can-use mail)	A new rate plan launched to enable users to use i-mode e-mail domestically free of charge, regardless of who the e-mail sender/recipient is or whether photos or videos are attached (fees are charged when e-mailing abroad and when e-mailing with mova using the Dual Network service)

Type Simple Student Discount	A rate plan for student customers which starts the basic use charge for Type Simple at 390 yen per month for three years (including tax, when customers have subscriptions to Fami Wari MAX50 or Hitoridemo Wari 50 in addition to Type Simple Value). (Campaign period: February 1, 2010 to May 31, 2010)

[4] Reinforcement of Handset Line-up

Main Products Launched in the Fiscal Year Under Review

Series	Description

docomo STYLE series

Fashionable mobile phones from which every customer can surely find their own style to suit his or her particular preference. The highly fashionable STYLE series features a wide range of designs and colors.

Launched 17 models; including F-02B, SH-02B, N-01B, P-02B and others.

docomo PRIME series

Next-generation entertainment mobile phones that are ahead of their time for total enjoyment. The PRIME series features enhanced entertainment functions such as videos and games.

Launched 11 models, including SH-01B, P-01B, N-02B, F-04B and others.

docomo SMART series

Intelligent mobile phones for managing both the professional and private lives of adults. The SMART series is intended for adults who want to maintain balance between their professional and private lives.

Launched 4 models: N-09A, P-09A, F-03B and P-03B.

docomo PRO series

Digital master mobile phones equipped with state-of-the-art technologies. The PRO series handsets are digital tools with advanced technologies.

Launched 5 models: T-01A, SH-07A, HT-03A, SH-03B and SC-01B. HT-03A was launched as the first model in Japan operating on “Android”, Google’s platform software for mobile.

Raku-Raku PHONE series	Raku-Raku Phone 6, which is the first water-proof phone in the Raku-Raku PHONE series and which is rinsible if dirty, and Raku Raku Phone Basic II, which lets users easily take beautiful pictures with “Omakase Camera”, were released.

[5] Development of International Services

Enhancement of International Roaming Services

•	The number of countries and territories where international roaming services are available was as follows:

Voice and short message services:	207
Packet communications services:	156
Video phone services:	50

•

To provide greater convenience to subscribers using international roaming services, the “Overseas GPS” function was launched, enabling the overseas use of such functions as confirmation of current position on a map, navigation showing the route to a destination, and search of local information.

•

In an effort to provide greater support, the number of locations providing customer support overseas was increased to 13; support includes providing free handset charging services and responding to inquiries regarding use and operation of handsets overseas.

Establishment of an Overseas Business Base

•

With the goal of conducting more efficient software development, securing stable product supply and improving functions, NTT DOCOMO invested in the US firm Packet Video Corporation, which has a software development and license business centering on a multimedia player for mobile handsets.

•	To reinforce the structure for establishing a base for the overseas platform business, NTT DOCOMO purchased net mobile AG, a German mobile content distribution platform operator.

•

i-channel, a push-type information distribution service, was launched as a content distribution service through overseas subsidiaries in India, Guam, Saipan and the UK, and a comic distribution service was launched in India and France.

[6] Expansion of the Credit Business

Promotion of DCMX credit service

Efforts were made to expand the use of this service by increasing the number of shops where “docomo points” can be obtained at a good rate and increasing the number of member shops in the DCMX DOCOMO Point Mall, an Internet shopping site.

Expansion of the iD Credit Brand

Efforts were made to enlist new stores offering payment with the iD brand so that customers may have more opportunity to use the iD credit brand at stores that are deeply integrated with their daily lives. In August 2009, the introduction of iD terminals at McDonald’s restaurants nationwide (with some exceptions) was completed. At the same time, “Kazasu Coupons” were introduced to increase customer convenience.

As a result of the above developments, while revenues from packet communication increased due to the increase in packet flat-rate subscription, mobile voice related revenues decreased due to penetration of new discount plans and new handset models and, consequently, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2010 were 4,284.4 billion yen (a decrease of 3.7% from the previous fiscal year).

On the other hand, as a result of a decrease in mobile handset costs arising from the decline in sales of mobile handsets and the decrease in depreciation and amortization attributable to the fact that the accelerated depreciation of mova-related assets had been carried out in the previous fiscal year, consolidated operating expenses were 3,456.0 billion yen (a decrease of 4.6% from the previous fiscal year). As a result, consolidated operating income was 828.4 billion yen (an increase of 0.4% from the previous fiscal year).

Data Communications Business Segment

Overview of Business Results by Business Segment

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	1,127.2	1,132.5	5.3	0.5
Operating expenses	1,040.5	1,067.6	27.2	2.6
Operating income	86.8	64.9	(21.9)	(25.2)

NTT DATA Corporation (NTT DATA), the main subsidiary in the data communications business segment, made efforts to “achieve quantitative expansion through quality” and, in order to achieve sustainable business development and increase corporate value, NTT DATA worked to pursuing the primary strategies of its Medium-term Management Policy, namely “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” towards its goal of being ranked “No. 1 in customer satisfaction” as a “Leading-edge innovator.” NTT DATA’s main activities are discussed below.

[1] Management Policies

Strengthening of Service Provision Capability

•

In the latest version of “CMMI,” the guidelines for process improvement in organizations in charge of system development, the organizations within NTT DATA responsible for system building and service provision in the national security field achieved Capability Level 5, the highest level.

•

A trial run for “24-hour development,” which aims to reduce development time by making effective use of the time differences among overseas branches so that software development and other development can be carried out on an around-the-clock basis, was performed between Japan and Germany and Japan and India.

Group Business Enhancement and Expansion

•	Enhancement of overseas SAP consulting and support.

•	Through its German subsidiary itelligence AG, NTT DATA purchased 2B Interactive B.V. of Holland, and ADELANTE S.A.S. (currently itelligence France S.A.S.) of France.

•

Through its Singapore subsidiary NTT DATA Asia Pacific Pte. Ltd., NTT DATA purchased the Australian firm Extend Technologies Group Holdings Ltd and agreed to acquire the Malaysian firm Business Formula (M) Sdn Bhd.

•

To deploy cloud computing businesses aimed at domestic Chinese financial institutions, NTT DATA jointly established Yucheng Lian Rong Data Technologies Limited with Yucheng Technologies Limited, which holds the top share in Internet banking in China, thereby establishing a foothold in the Chinese financial market.

•	NTT DATA acquired NJK Corporation in order to build a firmer operating base for its software development businesses.

•	In order to enhance service capabilities, expand the scale of group businesses, and create further synergies, the seventeen group companies were reorganized and consolidated into six.

Environment-Oriented Management

•

With the goal of reducing the environmental burden within the NTT DATA group as well as reducing the overall environmental burden to society arising from the businesses conducted by its subsidiaries, NTT DATA primarily through its Environmental Management Planning and Administration Office, established the three medium-to-long term goals of “Green by NTT DATA Group,” “Green of NTT DATA Group” and “NTT DATA Group on the Earth.”

•

The electric vehicle battery-charging infrastructure service trial project, which is part of the FY2009 Project for Spread of the Electric Car and Preparation of the Necessary Environment being conducted by the Ministry of Economy, Trade and Industry (METI)’s Agency for Natural Resources and Energy, was implemented through collaboration among 25 business and local governments.

•

NTT Facilities and the Green Data Center®, a service that reduces NTT’s environmental burden and energy consumption, won the Minister of METI Award in the Green IT Awards 2009 (sponsored by the Green IT Promotion Council).

In addition to the foregoing, with the goal of efficiently increasing the capabilities of the NTT DATA group and responding flexibly to the needs of customers and society, NTT DATA reorganized its business structure, consolidating multiple business organizations into three companies.

•	Public & Financial Company

Business group providing IT services for sectors supporting social infrastructure, including public administration, healthcare, finance and financial settlement.

•	Global IT Services Company

Business group that provides global IT services that support such business activities as manufacturing, distribution, services, media, communications and other business activities.

•	Solutions & Technology Company

Business group that offers platforms and solutions that support cutting-edge IT services.

[2] Status of Business Activity Measures

Public Administration Sector

•	Nippon Automated Cargo and Port Consolidated System, Inc. launched “next-generation Air Nippon Automated Cargo Clearance System (Air-NAACS),” which was developed by NTT DATA.

•

Received an order from the Ministry of Land, Infrastructure, Transport and Tourism for “design and development of the next-generation electronic information processing system for automobile registration and inspection.”

Financial Sector

•	Received an order from Japan Post Bank Co., Ltd., for, among other things, the “procurement of its next-generation business system.”

•	The Bank of Yokohama, Ltd., commenced use of the “Shared System for the Three Banks” created for three regional banks, as the first user.

•

Carried out system improvements in large-scale projects, including the consolidation of mainframe systems at Shinkin Banks’ Shinkin Shared System Center, and updated The JA Bank’s online credit system, JASTEM.

Industrial Sector

•

As a business company to promote Bizò (Biz Integral), a next-generation solution, NTT DATA formed NTT DATA BIZ Integral Corporation in collaboration with NTT DATA Intramart Corporation, NTT DATA Systems Corporation, Information Technology System Co., Ltd., WingArc Technologies, Inc. and Toyo Business Engineering Corporation.

•

Received an order from the Osaka Stock Exchange Co., Ltd. for the development and operation of a next-generation derivative-trading system, adopting a software package from the Swedish firm NASDAQ OMX Group, Inc. (Sweden).

•

Using the know-how developed in projects for International Financial Reporting Standards (IFRS) compliance in Europe and elsewhere, NTT DATA launched a comprehensive service to provide support for IFRS compliance for Japanese corporations, covering everything from conceptualization to establishment, operational reform, system construction and training.

Cross-Sectoral Efforts

•

NTT DATA began providing comprehensive cloud solutions, covering everything from infrastructure to applications, offering “optimized consulting services” and “migration services (such as a transfer service for a customer’s current system assets).”

As a result of these efforts, due to an increase in revenues arising from the expansion of consolidated subsidiaries, consolidated operating revenues from the data communications business segment for the fiscal year ended March 31, 2010 were 1,132.5 billion yen (an increase of 0.5% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,067.6 billion yen (an increase of 2.6% from the previous fiscal year) due to increase in sales and operation costs associated with the expansion of consolidated subsidiaries. As a result, consolidated operating income was 64.9 billion yen (a decrease of 25.2% from the previous fiscal year).

Other Business Segments

Overview of Business Results by Business Segment

	(Billions of yen)
	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Change	Percent Change
Operating revenues	1,165.2	1,132.6	(32.6)	(2.8)
Operating expenses	1,150.0	1,119.3	(30.7)	(2.7)
Operating income	15.2	13.3	(1.9)	(12.2)

In other business segments, while revenues from the real estate business increased, due to a decrease in revenues from the construction and electricity business, system development business and advanced technology development business, consolidated operating revenues for the fiscal year ended March 31, 2010 were 1,132.6 billion yen (a decrease of 2.8% from the previous fiscal year). On the other hand, while the real-estate business recorded a decrease in inventory values, due to a decrease in loan loss expenses in financing business, consolidated operating expenses for the fiscal year ended March 31, 2010 were 1,119.3 billion yen (a decrease of 2.7% from the previous fiscal year). As a result, consolidated operating income was 13.3 billion yen (a decrease of 12.2% from the previous fiscal year).

(2) Analysis of Financial Standing

Consolidated cash flow from operating activities for the fiscal year ended March 31, 2010 was 2,817.8 billion yen. Compared to the previous fiscal year, cash flow increased 303.7 billion yen (12.1%). While net income decreased, this increase in cash flows was due to a decrease in trade accounts receivable resulting from, amongst other things, an increase in the collection of installment loans for mobile handsets and an increase in accounts payable, trade and accrued payroll and liability for employees’ retirement benefits.

Consolidated cash flow from investment activities amounted to 2,308.9 billion yen in cash outlays. Compared to the previous fiscal year, cash outlays increased 39.3 billion yen (1.7%). While expenditures for capital investment and payments for long-term investments have decreased, this increase was due to an increase in payments for purchase of short-term investments with cash management activities relating to short-term investments exceeding three months in duration.

Consolidated cash flow from financing activities amounted to cash outlays of 651.3 billion yen. Compared to the previous fiscal year, cash outlays increased 298.0 billion yen (84.3%). This decrease was due to such factors as a decrease in revenues from fund procurement.

As a result of the above, NTT Group’s consolidated cash and cash equivalents at the end of the fiscal year ended March 31, 2010 totaled 911.1 billion yen, a decrease of 141.7 billion yen (13.5%) compared with the fiscal year ended March 31, 2009.

	(Billions of yen)
	Consolidated totals for the year ended March 31, 2009	Consolidated totals for the year ended March 31, 2010	Change	Percent Change
Cash flow from operating activities	2,514.1	2,817.8	303.7	12.1%
Cash flow from investment activities	(2,269.7)	(2,308.9)	(39.3)	(1.7%)
Cash flow from financing activities	(353.3)	(651.3)	(298.0)	(84.3%)
Cash and cash equivalents at the end of year	1,052.8	911.1	(141.7)	(13.5%)

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 120 yen per share, comprising a 60-yen end-of-term dividend and a 60-yen interim dividend. For the next annual period, dividends are planned to be 120 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

2. Status of the NTT Corporate Group

NTT Group consists of NTT (Holding Company), its 536 subsidiaries and 89 affiliated companies (as of March 31, 2010). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DoCoMo, Inc. (NTT DOCOMO), NTT DATA Corporation (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD) and XNET Corporation are listed on the First Section of the Tokyo Stock Exchange, and NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, NTT Solco Corporation, NTT CARD SOLUTION Inc., TelWel East Japan Corporation, TelWel West Japan Corporation, NTT WEST ASSETPLANNING CORPORATION, NTT TELECON Co., Ltd., NTT SOLMARE CORPORATION, and 82 other companies.

(2) Long-Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services and related ancillary services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), NTT PC Communications Incorporated, NTT Resonant Inc., NTT Plala Inc., Verio Inc., NTT COM ASIA LIMITED, NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT WORLD ENGINEERING MARINE CORPORATION, NTT BizLink, Inc., NTT Com Technology Corporation, NTT FANET SYSTEMS Corp., NTT Com CHEO CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, Integralis AG, Pacific Crossing Limited, and 61 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc. (NTT DOCOMO), DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO interTouch Pte. Ltd., DOCOMO PACIFIC, INC., DOCOMO.com, Inc., net mobile AG, OAK LAWN MARKETING, INC. and 113 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION (NTT DATA), NTT DATA FRONTIER CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA Getronics Corporation, NTT DATA SYSTEMS CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd., NTT DATA FORCE CORPORATION, NTT DATA i CORPORATION, itelligence AG, Cirquent GmbH, JSOL CORPORATION, NTT DATA CCS CORPORATION, NJK Corporation, NTT DATA MSE CORPORATION, NTT DATA SANYO SYSTEM CORPORATION, XNET Corporation, NTT DATA FINANCIAL CORE CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA EUROPE GmbH & Co. KG and 136 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc., NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION, NTT Human Solutions Corporation, NTT Investment Partners, Inc. and 60 other companies.

A Group organizational chart appears on the following page.

Customer
NTT GROUP
<Regional Communications Businesses>
NTT East
NTT West
<Regional Communications Support Group>
・Regional Communications Related Businesses
NTT EAST-TOKYOMINAMI CORPORATION
NTT WEST-KANSAI CORPORATION
NTT-ME CORPORATION
NTT NEOMEIT CORPORATION
NTT MARKETING ACT CORPORATION
・Engineering Businesses
NTT INFRASTRUCTURE NETWORK CORPORATION
・Telephone Directory Businesses
NTT DIRECTORY SERVICES Co.
NTT Quaris Corporation
・Telemarketing Businesses
NTT Solco Corporation
・Others
NTT CARD SOLUTION Inc.
TelWel East Japan Corporation
TelWel West Japan Corporation
NTT WEST ASSETPLANNING CORPORATION
NTT TELECON Co.,Ltd.
NTT SOLMARE CORPORATION
and others
<Long-Distance and International Communications Businesses>
NTT Communications
<Long-Distance and International Communications Support Group>
・Internet Related Businesses
NTT PC Communications Incorporated
NTT Resonant Inc.
NTT Plala Inc.
・International Companies
Verio Inc.
NTT COM ASIA LIMITED
NTT America, Inc.
NTT AUSTRALIA PTY. LTD.
NTT EUROPE LTD.
・Others
NTT WORLD ENGINEERING MARINE CORPORATION
NTT BizLink, Inc.
NTT Com Technology Corporation
NTT FANET SYSTEMS Corp.
NTT Com CHEO CORPORATION
NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION
Integralis AG
Pacific Crossing Limited
and others
<Mobile Communications Businesses>
NTT DOCOMO
<Mobile Communications Support Group>
・Mobile Communications Related Businesses
DOCOMO Service Inc.
DOCOMO Engineering Inc.
DOCOMO Mobile Inc.
DOCOMO Support Inc.
DOCOMO Systems, Inc.
DOCOMO Technology, Inc.
DOCOMO Business Net, Inc.
・International Companies and Others
DOCOMO interTouch Pte.Ltd.
DOCOMO PACIFIC, INC.
DOCOMO.com, Inc.
net mobile AG
OAK LAWN MARKETING, INC.
and others
<Data Communications Businesses>
NTT DATA
<Data Communications Support Group>
・System Integration Services
NTT DATA FRONTIER CORPORATION
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT DATA Getronics Corporation
NTT DATA SYSTEMS CORPORATION
NTT DATA WAVE CORPORATION
Nihon Card Processing Co.,Ltd.
NTT DATA FORCE CORPORATION
NTT DATA i CORPORATION
itelligence AG
Cirquent GmbH
JSOL CORPORATION
NTT DATA CCS CORPORATION
NJK Corporation
NTT DATA MSE CORPORATION
NTT DATA SANYO SYSTEM CORPORATION
XNET Corporation
NTT DATA FINANCIAL CORE CORPORATION
・Others
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA TOKYO SMS CORPORATION
NTT DATA INTERNATIONAL L.L.C.
NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC.
NTT DATA EUROPE GmbH & Co.KG
and others
<Other Businesses>
・Real Estate Business
NTT URBAN DEVELOPMENT CORPORATION
・Financing Business
NTT FINANCE CORPORATION
・Construction & Electricity Business
NTT FACILITIES, INC.
・System development Business
NTT COMWARE CORPORATION
・Advanced Technology Development Businesses
NTT Electronics Corporation
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Software Corporation
・Others
NTT BUSINESS ASSOCIE Corporation
InfoCom Research, Inc.
NTT LOGISCO Inc.
NTT ADVERTISING, INC.
NTT LEARNING SYSTEMS CORPORATION
NTT Human Solutions Corporation
NTT Investment Partners, Inc.
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. Business Operation Policy

(1)	Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue always to earn the trust of our customers and stakeholders.” With these words as our guide, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy and in order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, in November 2004, NTT Group announced “NTT Group’s Medium-Term Management Strategy” which articulates NTT Group’s strategic plan for providing greater convenience to its customers and contributing to overcoming social issues through the combination of NTT Group companies’ strengths to proactively build a broadband and ubiquitous market. Since that time, NTT Group has made steady progress in the construction and commercialization of the NGN (Next-Generation Network) in line with these objectives. In addition, in May 2008, NTT formulated a new medium-term strategy entitled “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service,” which outlines the next steps for the development of broadband and ubiquitous services following the deployment of both fixed and mobile full-IP network infrastructure, targeted for completion in 2010.

Pursuant to this new business strategy, NTT will focus its efforts on the creation and full-scale deployment of broadband and ubiquitous services through the utilization of NTT Group’s full-IP network platform, and on the transitional reform of its business and organizational structures from fixed-line telephone and other legacy businesses towards a model centered around IP-related businesses, solution businesses and new business lines.

(2) Issues Facing the Corporate Group

The Japanese economy is expected to gradually recover; however, expectations must be tempered by uncertainty regarding risks that may have a destabilizing effect on the economy, such as a decline in global economic conditions in addition to deflation.

In the information and telecommunications market, corporate capital investment has ceased to decline but is expected to remain at low levels. Additionally, convergence of fixed-line and mobile communications and of communications and broadcasting services is expected to accelerate in line with the shift to the use of IP networks and the expansion of ubiquitous broadband services, resulting in continuing fierce competition in this market.

It is in this difficult business climate that NTT Group is working to create and deploy broadband and ubiquitous services using its full IP network infrastructure in response to consumer preferences and pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group”, adopted in May 2008. Specific actions include promotion of the three initiatives described below, transforming NTT Group’s business structure to focus on IP businesses, and solutions and new businesses, and further raise the percentage of consolidated sales revenues from IP and solutions businesses, which accounted for approximately 60% of consolidated sales during the fiscal year ended March 31, 2010.

•	Promotion of Service Creation

NTT Group will continue to construct the world’s most advanced broadband network infrastructure for both fixed-line and mobile communications, and devote its full efforts to the creation of services on this network platform.

In the field of fixed-line communications, NTT Group will move ahead with further expansion of the NGN coverage area and will seek to increase opportunities to provide services by promoting optical cabling for multi-unit dwellings. In the field of mobile communications, in addition to the FOMA service, which is already available across the country, LTE, a technology that offers increased speed and capacity, is scheduled to be introduced in December 2010 to further promote the development of broadband services.

Utilizing the world’s most-advanced broadband network platform, NTT Group will seek to expand its offerings of services that meet customer needs, such as cloud computing services, Home ICT, and e-learning. At the same time, NTT Group will contribute to the promotion of ICT use and the spread of broadband services by supporting the creation of new services through collaborations with business partners in a wide range of fields.

•	Deployment of Global Businesses

By further enhancing its data centers and security operations, NTT Group will expand its ICT service line-up and service areas. In addition, NTT Group will expand its global network services by enhancing its data communication networks and international roaming services for the mobile communications business, and will exert further efforts to develop its application services such as content distribution services.

•	Responding to Social Issues

NTT Group will utilize ICT in addressing various social problems, such as the aging of society and declining birth rate, the need to improve the quality of healthcare and education, and environmental issues, as well as in the operation and management of roads, water systems and other public infrastructure. NTT Group will seek to contribute to the solution of these problems by creating new systems for society through collaborations with partners in various fields.

In particular, NTT Group will bolster its efforts to address environmental issues, which are a global concern, through three initiatives known as “Green of ICT”, “Green by ICT”, and “Green with Team NTT.”

•	Green of ICT

This initiative is aimed at reducing the environmental burden resulting from ICT, such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	Green by ICT

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	Green with Team NTT

Under this initiative, each NTT employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

In addition to working on the three initiatives discussed above, “Promotion of Service Creation,” “Deployment of Global Businesses” and “Responding to Social Issues,” NTT Group will continue its efforts to raise business efficiency by reviewing business processes throughout the group, consolidating business sites, and outsourcing operations.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2009	March 31, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,052,777	¥911,062	¥(141,715)
Short-term investments	20,264	382,227	361,963
Notes and accounts receivable, trade	1,947,765	1,948,467	702
Allowance for doubtful accounts	(45,208)	(41,092)	4,116
Inventories	313,494	278,869	(34,625)
Prepaid expenses and other current assets	512,479	508,373	(4,106)
Deferred income taxes	266,480	257,793	(8,687)

Total current assets	4,068,051	4,245,699	177,648

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,708,053	2,670
Telecommunications service lines	13,968,838	14,285,962	317,124
Buildings and structures	5,770,337	5,789,511	19,174
Machinery, vessels and tools	1,755,854	1,790,366	34,512
Land	1,111,734	1,122,797	11,063
Construction in progress	305,167	269,149	(36,018)

	37,617,313	37,965,838	348,525
Accumulated depreciation	(27,415,794)	(27,908,292)	(492,498)

Net property, plant and equipment	10,201,519	10,057,546	(143,973)

Investments and other assets:
Investments in affiliated companies	622,735	634,950	12,215
Marketable securities and other investments	277,375	301,270	23,895
Goodwill	453,617	499,830	46,213
Other intangibles	1,406,991	1,453,941	46,950
Other assets	894,828	916,884	22,056
Deferred income taxes	871,272	828,935	(42,337)

Total investments and other assets	4,526,818	4,635,810	108,992

Total assets	¥18,796,388	¥18,939,055	¥142,667

	Millions of yen
	March 31, 2009	March 31, 2010	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥388,028	¥310,597	¥(77,431)
Current portion of long-term debt	603,041	781,323	178,282
Accounts payable, trade	1,302,607	1,301,944	(663)
Accrued payroll	454,575	442,295	(12,280)
Accrued interest	12,481	11,309	(1,172)
Accrued taxes on income	288,803	258,178	(30,625)
Accrued consumption tax	28,326	33,433	5,107
Advances received	114,934	152,619	37,685
Deposit received	275,089	85,377	(189,712)
Other	226,315	211,235	(15,080)

Total current liabilities	3,694,199	3,588,310	(105,889)

Long-term liabilities:
Long-term debt	3,691,688	3,376,669	(315,019)
Obligations under capital leases	47,394	41,032	(6,362)
Liability for employees’ retirement benefits	1,639,785	1,447,781	(192,004)
Other	577,692	714,384	136,692

Total long-term liabilities	5,956,559	5,579,866	(376,693)

Equity:
NTT shareholders’ equity
Common stock, no par value -	937,950	937,950	—
Additional paid-in capital	2,841,037	2,838,927	(2,110)
Retained earnings	5,066,637	5,406,726	340,089
Accumulated other comprehensive income (loss)	(341,917)	(189,606)	152,311
Treasury stock, at cost	(1,205,597)	(1,205,844)	(247)

Total NTT shareholders’ equity	7,298,110	7,788,153	490,043

Noncontrolling interests	1,847,520	1,982,726	135,206

Total equity	9,145,630	9,770,879	625,249

Total liabilities and equity	¥18,796,388	¥18,939,055	¥142,667

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of March 31, 2010.

(2) CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥2,581,041	¥2,355,597	¥(225,444)
Mobile voice related services	2,283,890	2,150,734	(133,156)
IP / packet communications services	2,897,976	3,113,411	215,435
Sale of telecommunication equipment	709,590	598,318	(111,272)
System integration	1,211,681	1,242,729	31,048
Other	732,127	720,587	(11,540)

	10,416,305	10,181,376	(234,929)

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,436,234	2,426,721	(9,513)
Cost of equipment sold (exclusive of items shown separately below)	936,142	798,895	(137,247)
Cost of system integration (exclusive of items shown separately below)	788,294	817,135	28,841
Depreciation and amortization	2,139,175	2,012,064	(127,111)
Impairment losses	4,340	4,582	242
Selling, general and administrative expenses	2,993,164	3,000,370	7,206
Goodwill and other intangible assets impairments	9,204	3,916	(5,288)

	9,306,553	9,063,683	(242,870)

Operating income (loss)	1,109,752	1,117,693	7,941

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(58,887)	(55,150)	3,737
Interest income	26,629	24,004	(2,625)
Other, net	27,669	33,524	5,855

	(4,589)	2,378	6,967

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,105,163	1,120,071	14,908

Income tax expense (benefit):	370,083	447,001	76,918
Current	472,300	494,472	22,172
Deferred	(102,217)	(47,471)	54,746

Income (loss) before equity in earnings (losses) of affiliated companies	735,080	673,070	(62,010)

Equity in earnings (losses) of affiliated companies	(1,916)	8,794	10,710

Net income (loss)	733,164	681,864	(51,300)

Less – Net income attributable to noncontrolling interests	194,485	189,598	(4,887)

Net income (loss) attributable to NTT	¥538,679	¥492,266	¥(46,413)

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of March 31, 2010.

	Shares or Yen
	2009	2010
Per share of common stock:
Weighted average number of common shares outstanding	1,345,302,411	1,323,262,483
Net income (loss) attributable to NTT	¥400.41	¥372.01

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2009

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,841,079	¥4,663,296	¥(26,428)	¥(1,005,136)	¥7,410,761	¥1,863,998	¥9,274,759
Comprehensive income (loss):
Net income (loss)			538,679			538,679	194,485	733,164
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(21,558)		(21,558)	(3,338)	(24,896)
Unrealized gain (loss) on derivative instruments				5,094		5,094	(132)	4,962
Foreign currency translation adjustments				(46,038)		(46,038)	(14,255)	(60,293)
Pension liability adjustments				(252,987)		(252,987)	(13,143)	(266,130)

Total other comprehensive income (loss)						(315,489)	(30,868)	(346,357)

Total comprehensive income (loss)						223,190	163,617	386,807

Cash dividends			(135,338)			(135,338)	(84,931)	(220,269)
Changes in NTT’s ownership interest in subsidiaries							(95,164)	(95,164)
Acquisition of treasury stocks					(201,440)	(201,440)		(201,440)
Resale of treasury stocks		(42)			979	937		937
At end of year	¥937,950	¥2,841,037	¥5,066,637	¥(341,917)	¥(1,205,597)	¥7,298,110	¥1,847,520	¥9,145,630

YEAR ENDED MARCH 31, 2010

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,841,037	¥5,066,637	¥(341,917)	¥(1,205,597)	¥7,298,110	¥1,847,520	¥9,145,630
Comprehensive income (loss):
Net income (loss)			492,266			492,266	189,598	681,864
Other comprehensive income (loss):
Unrealized gain (loss) on securities				15,658		15,658	4,911	20,569
Unrealized gain (loss) on derivative instruments				(927)		(927)	(37)	(964)
Foreign currency translation adjustments				7,787		7,787	1,857	9,644
Pension liability adjustments				129,793		129,793	5,176	134,969

Total other comprehensive income (loss)						152,311	11,907	164,218

Total comprehensive income (loss)						644,577	201,505	846,082

Cash dividends			(152,177)			(152,177)	(81,864)	(234,041)
Changes in NTT’s ownership interest in subsidiaries		(2,061)				(2,061)	15,565	13,504
Acquisition of treasury stocks					(491)	(491)		(491)
Resale of treasury stocks		(49)			244	195		195
At end of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of March 31, 2010.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥733,164	¥681,864	¥(51,300)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	2,139,175	2,012,064	(127,111)
Impairment losses	4,340	4,582	242
Deferred taxes	(102,217)	(47,471)	54,746
Goodwill and other intangible assets impairments	9,204	3,916	(5,288)
Loss on disposal of property, plant and equipment	120,893	111,024	(9,869)
Gains on sales of property, plant and equipment	(78,171)	(14,940)	63,231
Equity in (earnings) losses of affiliated companies	1,916	(8,794)	(10,710)
(Increase) decrease in notes and accounts receivable, trade	(69,928)	(16,641)	53,287
(Increase) decrease in inventories	30,330	27,818	(2,512)
(Increase) decrease in other current assets	(53,711)	(11,026)	42,685
Increase (decrease) in accounts payable, trade and accrued payroll	(204,483)	(49,722)	154,761
Increase (decrease) in accrued consumption tax	(7,735)	4,898	12,633
Increase (decrease) in accrued interest	701	(1,176)	(1,877)
Increase (decrease) in advances received	16,764	37,613	20,849
Increase (decrease) in accrued taxes on income	55,247	(31,409)	(86,656)
Increase (decrease) in other current liabilities	(30,722)	(21,318)	9,404
Increase (decrease) in liability for employees’ retirement benefits	(27,049)	28,274	55,323
Increase (decrease) in other long-term liabilities	63,490	117,864	54,374
Other	(87,108)	(9,584)	77,524

Net cash provided by (used in) operating activities	¥2,514,100	¥2,817,836	¥303,736

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,411,979)	¥(1,370,923)	¥41,056
Proceeds from sale of property, plant and equipment	102,170	41,288	(60,882)
Payments for purchase of non-current investments	(393,454)	(89,656)	303,798
Proceeds from sale and redemption of non-current investments	50,693	20,611	(30,082)
Payments for purchase of short-term investments	(37,549)	(443,195)	(405,646)
Proceeds from redemption of short-term investments	37,467	86,306	48,839
Acquisition of intangibles and other assets	(617,006)	(553,339)	63,667

Net cash provided by (used in) investing activities	(2,269,658)	(2,308,908)	(39,250)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	907,601	450,378	(457,223)
Payments for settlement of long-term debt	(659,634)	(538,026)	121,608
Proceeds from issuance of short-term debt	4,067,859	3,466,397	(601,462)
Payments for settlement of short-term debt	(4,248,234)	(3,544,696)	703,538
Dividends paid	(135,338)	(152,177)	(16,839)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(200,503)	(296)	200,207
Acquisition of treasury stocks by subsidiary	(136,846)	(20,174)	116,672
Other	51,756	(312,703)	(364,459)

Net cash provided by (used in) financing activities	(353,339)	(651,297)	(297,958)

Effect of exchange rate changes on cash and cash equivalents	(7,892)	654	8,546

Net increase (decrease) in cash and cash equivalents	(116,789)	(141,715)	(24,926)
Cash and cash equivalents at beginning of year	1,169,566	1,052,777	(116,789)

Cash and cash equivalents at end of year	¥1,052,777	¥911,062	¥(141,715)

Cash paid during the year for:
Interest	¥58,215	¥56,322	¥(1,893)
Income taxes, net	403,850	511,261	107,411

Noncash investing and financing activities:
Capital lease obligations incurred during the year	31,019	26,387	(4,632)
Acquisitions of stocks through share exchanges	—	15,023	15,023
Acquisitions of exchangeable bonds through share exchange	—	20,821	20,821
Acquisitions of stocks through conversion of exchangeable bonds	—	26,326	26,326

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of March 31, 2010.

(5) Going Concern Assumption (Consolidated)

None

(6) Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

<1> Application of New Accounting Standard

Business Combinations

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to business combinations. This pronouncement requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of this pronouncement has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification. The repurchases of shares by the subsidiary resulting in changes in NTT’s ownership interest in the subsidiary have been accounted for as equity transactions with noncontrolling interests.

In November 2009, NTT DOCOMO repurchased 154,065 shares for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.2% to 66.4%. “Additional paid-in capital” decreased by ¥2,061 million in the consolidated balance sheet as of March 31, 2010 related to the repurchase transactions.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2008 relating to accounting for financial guarantee insurance contracts. This pronouncement prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. This pronouncement also requires expanded disclosures about financial guarantee insurance contracts. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent event

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2009 and February 2010 relating to subsequent events. This pronouncement requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are “issued” should be evaluated. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Effective July 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in June 2009 relating to the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous four-level hierarchy. The financial statements that adopt this pronouncement should follow the Codification in place of legacy accounting pronouncements. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

Improving Disclosure about Fair Value Measurements

Effective January 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2010-06 “Improving Disclosures about Fair Value Measurements” issued by FASB, which requires new disclosures pursuant to ASC 820 “Fair Value Measurements and Disclosures.” This pronouncement prescribes new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements, which are part of the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This pronouncement also prescribes new disclosures regarding the reconciliation of Level 3 fair-value measurements, which requires the description of the gross amount of purchases, sales, issuances, and settlements rather than the net amount. The new reconciliation of Level 3 fair-value measurements disclosure requirement is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

<2> Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

Goodwill and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

<3> Subsequent Event

On May 14, 2010, the board of directors resolved that the basic policy on cancellation of treasury stock owned by the Company was adopted as stated below.

1.	All treasury stock owned by the Company as of March 31, 2010 (250,923,665 shares) shall be cancelled over two fiscal years.

2.	One-half of the treasury stock shall be cancelled during this calendar year and the remainder of the treasury stock shall be cancelled during the following fiscal year ending March 31, 2012.

(7) Business Segments (Consolidated)

1. Sales and operating revenue

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Regional communications business
Customers	3,499,092	3,449,437	(49,655)
Intersegment	565,680	514,906	(50,774)

Total	4,064,772	3,964,343	(100,429)

Long-distance communications and international business
Customers	1,191,989	1,145,949	(46,040)
Intersegment	123,507	113,693	(9,814)

Total	1,315,496	1,259,642	(55,854)

Mobile communications business
Customers	4,398,425	4,243,432	(154,993)
Intersegment	49,555	40,972	(8,583)

Total	4,447,980	4,284,404	(163,576)

Data communications business
Customers	997,621	1,007,274	9,653
Intersegment	129,621	125,239	(4,382)

Total	1,127,242	1,132,513	5,271

Other
Customers	329,178	335,284	6,106
Intersegment	836,012	797,332	(38,680)

Total	1,165,190	1,132,616	(32,574)

Elimination	(1,704,375)	(1,592,142)	112,233

Consolidated total	10,416,305	10,181,376	(234,929)

2. Segment profit or loss

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Operating income (loss)
Regional communications business	70,454	82,105	11,651
Long-distance communications and international business	96,861	98,230	1,369
Mobile communications business	825,403	828,449	3,046
Data communications business	86,772	64,866	(21,906)
Other	15,178	13,326	(1,852)

Total	1,094,668	1,086,976	(7,692)
Elimination	15,084	30,717	15,633

Consolidated total	1,109,752	1,117,693	7,941

3. Segment assets

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
Segment assets
Regional communications business	7,748,563	7,642,212	(106,351)
Long-distance communications and international business	1,338,317	1,315,930	(22,387)
Mobile communications business	6,639,893	6,905,750	265,857
Data communications business	1,361,709	1,324,508	(37,201)
Other	9,925,600	9,901,694	(23,906)

Total	27,014,082	27,090,094	76,012
Elimination	(8,217,694)	(8,151,039)	66,655

Consolidated total	18,796,388	18,939,055	142,667

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Depreciation and amortization
Regional communications business	909,352	884,810	(24,542)
Long-distance communications and international business	138,035	137,269	(766)
Mobile communications business	809,715	706,942	(102,773)
Data communications business	151,205	151,067	(138)
Other	123,549	125,165	1,616

Total	2,131,856	2,005,253	(126,603)
Elimination	7,319	6,811	(508)

Consolidated total	2,139,175	2,012,064	(127,111)

Capital investments for segment assets (*)
Regional communications business	879,313	874,204	(5,109)
Long-distance communications and international business	140,057	129,010	(11,047)
Mobile communications business	737,606	686,508	(51,098)
Data communications business	180,068	162,571	(17,497)
Other	208,020	134,831	(73,189)

Consolidated total	2,145,064	1,987,124	(157,940)

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)

Payments for property, plant and equipment	1,411,979 million yen	1,370,923 million yen	(41,056) million yen

Acquisition of intangible and other assets	617,006 million yen	553,339 million yen	(63,667) million yen

Total	2,028,985 million yen	1,924,262 million yen	(104,723) million yen

Difference from the total of capital investments	(116,079) million yen	(62,862) million yen	53,217 million yen

(8) Related Party Transactions (Consolidated)

Transactions with affiliated companies and related balances:

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010
Operating revenues	14,929	18,767
Operating expenses	98,661	96,048

	(Millions of yen)
	March 31, 2009	March 31, 2010
Receivables	9,478	11,668
Payables	76,987	66,844

(9) Income Taxes (Consolidated)

Significant components of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2009	March 31, 2010
Deferred tax assets:
Liability for employees’ retirement benefits	667,866	592,265
Property, plant and equipment and intangible assets principally due to differences in depreciation	414,788	437,383
Operating loss carryforwards	217,012	186,745
Foreign currency translation adjustments	12,550	8,993
Other	458,790	474,988

Total gross deferred tax assets	1,771,006	1,700,374

Less - Valuation allowance	(301,022)	(265,850)

Total deferred tax assets	1,469,984	1,434,524

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock, etc.	(361,151)	(354,449)
Other	(113,183)	(143,276)

Total gross deferred tax liabilities	(474,334)	(497,725)

Net deferred tax assets	995,650	936,799

(10) Securities (Consolidated)

1. Available-for-sale

		(Millions of yen)
		March 31, 2009	March 31, 2010	Increase (Decrease)
Equity securities
	Cost	152,611	152,503	(108)
	Gross unrealized gains	25,474	51,507	26,033
	Gross unrealized losses	11,279	6,741	(4,538)
	Fair value	166,806	197,269	30,463
Debt securities
	Cost	14,080	18,288	4,208
	Gross unrealized gains	34	218	184
	Gross unrealized losses	413	473	60
	Fair value	13,701	18,033	4,332

Debt securities in the table above include those for which active market prices are not available.

2. Held-to-maturity

		(Millions of yen)
		March 31, 2009	March 31, 2010	Increase (Decrease)
Debt securities
	Cost	13,137	11,610	(1,527)
	Gross unrealized gains	158	195	37
	Gross unrealized losses	—	2	2
	Fair value	13,295	11,803	(1,492)

Debt securities in the table above include those for which active market prices are not available.

(11) Employees’ Retirement Benefits (Consolidated)

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2009	March 31, 2010
Benefit obligation, end of year	(2,212,663)	(2,166,730)
Fair value of plan assets, end of year	1,036,591	1,136,409
Under funded status	(1,176,072)	(1,030,321)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2009	March 31, 2010
Liability for employees’ retirement benefits	(1,176,090)	(1,030,355)
Other assets	18	34
Accumulated other comprehensive loss (income)	373,201	251,293
Net amount recognized	(802,871)	(779,028)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2009	March 31, 2010
Net actuarial loss	458,676	314,466
Transition obligation	1,194	1,281
Prior service cost	(86,669)	(64,454)
Total	373,201	251,293

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010
Service cost	75,275	75,818
Interest cost on projected benefit obligation	49,598	46,906
Expected return on plan assets	(31,398)	(25,171)
Net amortization and deferral	(24,511)	4,621

Total	68,964	102,174

3. Assumptions in determination of benefit obligations and costs

	Year ended March 31, 2009	Year ended March 31, 2010
Discount rate
Project benefit obligation	2.2%	2.1%
Net pension cost	2.3%	2.2%
Long-term rate of salary increases	1.9-3.2%	1.9-3.2%
Long-term rate of return on plan assets	2.5%	2.5%

The NTT Kigyou-Nenkin-Kikin (Employee Pension Fund)

1. Benefit obligations

	(Millions of yen)
	March 31, 2009	March 31, 2010
Benefit obligation, end of year	(1,294,309)	(1,338,782)
Fair value of plan assets, end of year	830,614	921,356
Under funded status	(463,695)	(417,426)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2009	March 31, 2010
Liability for employees’ retirement benefits	(463,695)	(417,426)
Accumulated other comprehensive loss (income)	203,104	110,186
Net amount recognized	(260,591)	(307,240)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2009	March 31, 2010
Net actuarial loss	221,094	123,579
Prior service cost	(17,990)	(13,393)
Total	203,104	110,186

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010
Service cost	37,043	36,415
Interest cost on projected benefit obligation	28,419	28,084
Expected return on plan assets	(23,994)	(20,539)
Net amortization and deferral	3,591	14,272
Employee contributions	(3,712)	(3,605)

Total	41,347	54,627

3. Assumptions in determination of benefit obligations and costs

	Year ended March 31, 2009	Year ended March 31, 2010
Discount rate
Project benefit obligation	2.2%	2.1%
Net pension cost	2.3%	2.2%
Long-term rate of salary increases	3.4%	3.4%
Long-term rate of return on plan assets	2.5%	2.5%

(12) Investment Property (Consolidated)

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair value of Investment Property

March 31, 2010

(Millions of yen)
Amount included in the consolidated balance sheets	Fair value
760,675	1,497,701

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value” is calculated primarily through real estate appraisal standards.

(13) Other (Consolidated)

In accordance with the provisions of Additional Rule No. 54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2010 is ¥56,927 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

(Note) Notes to Leases, Asset retirement obligations, Financial instruments and Derivative financial instruments are omitted because materiality for disclosure is not so significant in this report.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2009	March 31, 2010	Increase (Decrease)
ASSETS

Current assets:
Cash and bank deposits	7,695	10,566	2,871
Accounts receivable, trade	1,018	3,096	2,078
Supplies	317	241	(75)
Advance payment	828	859	30
Deferred income taxes	1,434	1,329	(105)
Short-term loans receivable	415,777	309,181	(106,595)
Accounts receivable, other	70,262	75,157	4,895
Subsidiary deposits	57,000	122,513	65,513
Other current assets	7,793	6,430	(1,363)

Total current assets	562,127	529,377	(32,750)

Fixed assets:
Property, plant and equipment
Buildings	131,904	127,216	(4,687)
Structures	4,977	4,585	(391)
Machinery, equipment and vehicles	384	529	144
Tools, furniture and fixtures	22,071	19,945	(2,125)
Land	29,674	29,674	—
Lease assets	478	471	(7)
Construction in progress	389	1,903	1,514

Total property, plant and equipment	189,880	184,327	(5,553)

Intangible fixed assets	55,870	54,148	(1,721)

Investments and other assets
Investment securities	23,766	18,544	(5,221)
Investments in subsidiaries and affiliated companies	4,794,244	4,794,219	(25)
Other securities of subsidiaries and affiliated companies	3,872	5,862	1,989
Contributions to affiliated companies	2	84	81
Long-term loans receivable to subsidiaries	1,815,759	1,869,655	53,896
Deferred income taxes	23,078	20,562	(2,515)
Subsidiary long-term deposits	35,000	—	(35,000)
Other investments and assets	1,420	1,007	(413)

Total investments and other assets	6,697,144	6,709,936	12,792

Total fixed assets	6,942,895	6,948,412	5,517

TOTAL ASSETS	7,505,022	7,477,789	(27,233)

	Millions of yen
	March 31, 2009	March 31, 2010	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	189	459	270
Current portion of corporate bonds	200,000	230,000	30,000
Current portion of long-term borrowings	186,264	181,104	(5,160)
Lease obligations	87	56	(30)
Accounts payable, other	50,010	30,036	(19,973)
Accrued expenses	9,193	8,123	(1,070)
Accrued taxes on income	146	36,165	36,018
Advance received	1,066	1,009	(56)
Deposit received	3	252	249
Deposit received from subsidiaries	91,500	60,540	(30,959)
Unearned revenue	1	0	(1)
Other current liabilities	641	1	(639)

Total current liabilities	539,104	547,751	8,647

Long-term liabilities:
Corporate bonds	1,340,906	1,341,019	112
Long-term borrowings	728,874	627,770	(101,104)
Lease obligations	782	770	(12)
Liability for employees’ retirement benefits	26,333	28,096	1,763
Other long-term liabilities	677	653	(24)

Total long-term liabilities	2,097,573	1,998,309	(99,264)

TOTAL LIABILITIES	2,636,678	2,546,060	(90,617)

NET ASSETS

Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Other capital surplus	1,017	968	(48)

Total capital surplus	2,673,843	2,673,794	(48)

Earned surplus
Legal reserve	135,333	135,333	—
Other earned surplus	2,324,147	2,387,717	63,569
Other reserve	1,131,000	1,131,000	—
Accumulated earned surplus	1,193,147	1,256,717	63,569

Total earned surplus	2,459,481	2,523,050	63,569

Treasury stock	(1,205,597)	(1,205,843)	(246)

Total shareholders’ equity	4,865,677	4,928,951	63,273

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,667	2,777	110

Total unrealized gains (losses), translation adjustments, and others	2,667	2,777	110

TOTAL NET ASSETS	4,868,344	4,931,728	63,384

TOTAL LIABILITIES AND NET ASSETS	7,505,022	7,477,789	(27,233)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Dividends received	199,050	217,852	18,801
Revenues from group management	18,600	18,350	(250)
Revenues from basic R&D	126,999	126,999	0
Other services	19,109	15,814	(3,294)

Total operating revenues	363,759	379,016	15,257

Operating expenses:
Administration	25,010	21,422	(3,588)
Experiment and research	97,720	95,885	(1,834)
Depreciation and amortization	42,640	43,224	583
Retirement of fixed assets	2,002	2,055	52
Miscellaneous taxes	3,051	2,904	(147)

Total operating expenses	170,425	165,491	(4,933)

Operating income	193,334	213,525	20,190

Non-operating revenues:
Interest income	36,343	32,683	(3,659)
Lease and rental income	11,405	11,997	591
Miscellaneous income	2,179	3,253	1,074

Total non-operating revenues	49,928	47,934	(1,993)

Non-operating expenses:
Interest expenses	13,700	11,569	(2,131)
Corporate bond interest expenses	24,579	24,238	(341)
Lease and rental expenses	5,473	5,612	139
Miscellaneous expenses	3,070	4,505	1,434

Total non-operating expenses	46,824	45,925	(898)

Recurring profit	196,438	215,534	19,095

Special losses:
Write-off of investments in affiliated companies	4,741	—	(4,741)

Total special losses	4,741	—	(4,741)

Income before income taxes	191,697	215,534	23,836

Corporation, inhabitant, and enterprise taxes	(7,861)	(1,922)	5,938
Deferred tax expenses (benefits)	3,574	1,710	(1,864)

Total income taxes	(4,286)	(212)	4,074

Net income	195,983	215,746	19,762

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Shareholders’ equity
Common stock:
At the previous year end	937,950	937,950	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	937,950	937,950	—

Capital surplus:
Additional paid-in capital
At the previous year end	2,672,826	2,672,826	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	2,672,826	2,672,826	—

Other capital surplus:
At the previous year end	1,058	1,017	(41)
Net change during the annual period
Resale of treasury stock	(41)	(48)	(6)

Total net change during the annual period	(41)	(48)	(6)

At the year end	1,017	968	(48)

Total capital surplus:
At the previous year end	2,673,884	2,673,843	(41)
Net change during the annual period
Resale of treasury stock	(41)	(48)	(6)

Total net change during the annual period	(41)	(48)	(6)

At the year end	2,673,843	2,673,794	(48)

Earned surplus:
Legal reserve
At the previous year end	135,333	135,333	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	135,333	135,333	—

Other earned surplus:
Other reserve
At the previous year end	1,131,000	1,131,000	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	1,131,000	1,131,000	—

	Millions of yen
	2009	2010	Increase (Decrease)
Accumulated earned surplus:
At the previous year end	1,132,503	1,193,147	60,644
Net change during the annual period
Cash dividends	(135,338)	(152,177)	(16,838)
Net income	195,983	215,746	19,762

Total net change during the annual period	60,644	63,569	2,924

At the year end	1,193,147	1,256,717	63,569

Total earned surplus:
At the previous year end	2,398,836	2,459,481	60,644
Net change during the annual period
Cash dividends	(135,338)	(152,177)	(16,838)
Net income	195,983	215,746	19,762

Total net change during the annual period	60,644	63,569	2,924

At the year end	2,459,481	2,523,050	63,569

Treasury stock:
At the previous year end	(1,005,136)	(1,205,597)	(200,460)
Net change during the annual period
Payments to acquire treasury stock	(201,439)	(491)	200,948
Resale of treasury stock	979	244	(734)

Total net change during the annual period	(200,460)	(246)	200,213

At the year end	(1,205,597)	(1,205,843)	(246)

Total shareholders’ equity:
At the previous year end	5,005,535	4,865,677	(139,857)
Net change during the annual period
Cash dividends	(135,338)	(152,177)	(16,838)
Net income	195,983	215,746	19,762
Payments to acquire treasury stock	(201,439)	(491)	200,948
Resale of treasury stock	937	196	(741)

Total net change during the annual period	(139,857)	63,273	203,131

At the year end	4,865,677	4,928,951	63,273

	Millions of yen
	2009	2010	Increase (Decrease)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities
At the previous year end	9,771	2,667	(7,103)
Net change during the annual period
Others, net	(7,103)	110	7,214

Total net change during the annual period	(7,103)	110	7,214

At the year end	2,667	2,777	110

Total unrealized gains (losses), translation adjustments, and others:
At the previous year end	9,771	2,667	(7,103)
Net change during the annual period
Others, net	(7,103)	110	7,214

Total net change during the annual period	(7,103)	110	7,214

At the year end	2,667	2,777	110

Total net assets:
At the previous year end	5,015,306	4,868,344	(146,961)
Net change during the annual period
Cash dividends	(135,338)	(152,177)	(16,838)
Net income	195,983	215,746	19,762
Payments to acquire treasury stock	(201,439)	(491)	200,948
Resale of treasury stock	937	196	(741)
Others, net	(7,103)	110	7,214

Total net change during the annual period	(146,961)	63,384	210,345

At the year end	4,868,344	4,931,728	63,384

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	191,697	215,534	23,836
Depreciation and amortization	45,501	46,106	604
Loss on disposal of property, plant and equipment	758	1,029	270
Dividends received	(199,050)	(217,852)	(18,801)
Write-off of investments in affiliated companies	4,741	—	(4,741)
Increase (decrease) in liability for employees’ retirement benefits	1,662	1,763	100
(Increase) decrease in accounts receivable	3,906	(12,098)	(16,004)
Increase (decrease) in accounts payable and accrued expenses	(12,745)	(22,482)	(9,736)
Increase (decrease) in accrued consumption tax	(149)	(85)	64
(Increase) decrease in other current assets	(238)	(1,316)	(1,077)
Increase (decrease) in deposit received from subsidiaries	51,704	(30,959)	(82,664)
Other	3,042	5,408	2,366

Sub-total	90,829	(14,952)	(105,781)

Interest and dividends received	236,020	252,181	16,160
Interest paid	(38,203)	(36,815)	1,388
Income taxes received (paid)	10,527	42,912	32,384

Net cash provided by (used in) operating activities	299,174	243,326	(55,848)

Cash flows from investing activities:
Payments for property, plant and equipment	(48,371)	(36,778)	11,593
Proceeds from sale of property, plant and equipment	395	—	(395)
Payments for purchase of investment securities	(24,488)	(2,577)	21,911
Proceeds from sale of investment securities	43	5,163	5,119
Payments for long-term loans	(265,000)	(340,000)	(75,000)
Proceeds from long-term loans receivable	444,068	386,264	(57,804)
Other	(107)	413	520

Net cash provided by (used in) investing activities	106,538	12,484	(94,053)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	354,476	309,966	(44,510)
Payments for settlement of long-term debt	(407,381)	(386,264)	21,117
Payments for settlement of lease obligations	(99)	(90)	9
Dividends paid	(135,338)	(152,177)	(16,838)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(200,502)	(295)	200,207

Net cash provided by (used in) financing activities	(388,846)	(228,861)	159,985

Net increase (decrease) in cash and cash equivalents	16,866	26,949	10,083

Cash and cash equivalents at beginning of year	77,341	94,208	16,866

Cash and cash equivalents at end of year	94,208	121,157	26,949

(5) Going Concern Assumption (Non-Consolidated)

None

(6) Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

<1> Valuation of certain assets

a)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

b)	Other securities

•	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

•	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which is determined by the moving average method.

<2> Inventories

Supplies are stated at cost, which is determined by the last purchase cost method (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

<3> Depreciation and amortization of fixed assets

a)	Property, plant, and equipment (except lease assets) and intangible assets (except lease assets)

Property, plant, and equipment (except lease assets) are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets (except lease assets) are amortized on a straight-line basis. The useful lives are calculated on the estimated cycle of the assets and the residual values are calculated based on real residual values.

Internal-use software is amortized on a straight-line basis over its estimated useful lives within five years.

b)	Lease assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.

<4> Allowances

a)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

b)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

(Change in accounting policy)

Effective from the fiscal year ended March 31, 2010, NTT adopted the partial amendments (Number 3) of “Accounting Standard for Employees’ retirement benefits” (Accounting Standards Board of Japan, July 31, 2008, Corporate Accounting Standard No. 19).

This change had no impact on amount of expenses and recognized balance of Liability for employees’ retirement benefits in adopted initial year.

<5> Hedging Activities

a)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

b)	Hedging Instruments and Hedged Items

Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and combinations of the above.

Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

c)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

d)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

<6> Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

<7>	Changes in Accounting Policy

Recognition of the revenue and cost of completed construction

Previously, revenues from construction contracts were recognized upon completion of the construction. Effective from the fiscal year ended March 31, 2010, NTT adopted the “Accounting Standard for Construction Contracts” (Accounting Standards Board of Japan, December 27, 2007, Corporate Accounting Standard No. 15) and “Implementation Guidance on Accounting Standards for Construction Contracts” (Accounting Standards Board of Japan, December 27, 2007, Corporate Accounting Standard Implementation Guidance No. 18). Regarding construction contracts entered into after the beginning of this fiscal year, the revenue and cost of these contracts are recognized as work on the contracts progress (degree of progress in construction is estimated using the cost output method) in cases where it is possible to make a reasonable estimate of the progress of the construction, while they are recognized upon completion of the contracted services in cases where a reasonable estimate is not possible.

This change had little impact on NTT’s earnings.

(7) Notes to Non-Consolidated Balance Sheets

Accumulated depreciation on property, plant and equipment:

March 31, 2009:	255,251 million yen
March 31, 2010:	263,588 million yen

(8) Notes to Non-Consolidated Statements of Income

Research and development expenses included in operating expenses:

Year ended March 31, 2009:	132,144 million yen
Year ended March 31, 2010:	134,021 million yen

(9) Notes to Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Matters pertaining to treasury stock

Type of stock	Common stock

Number of shares on March 31, 2009	250,844,167 shares

Increase in number of shares during this annual period (Purchase of shares less than one unit by shareholders requirement)	130,382 shares

Decrease in number of shares during this annual period (Resale of shares less than one unit by shareholders requirement)	50,884 shares

Number of shares on March 31, 2010	250,923,665 shares

(10) Securities (Non-Consolidated)

March 31, 2009

Marketable investments in subsidiaries and affiliated companies

	Amount included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	4,276,139 million yen	4,235,009 million yen
Investments in subsidiaries and affiliated companies	5,289 million yen	5,289 million yen	-million yen

Total	46,419 million yen	4,281,429 million yen	4,235,009 million yen

March 31, 2010

Marketable investments in subsidiaries and affiliated companies
	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	4,584,386 million yen	4,543,256 million yen
Investments in subsidiaries and affiliated companies	5,289 million yen	10,438 million yen	5,148 million yen

Total	46,419 million yen	4,594,824 million yen	4,548,405 million yen

(11) Income Taxes (Non-Consolidated)

Breakdown of deferred tax assets and liabilities:

March 31, 2009

(Millions of yen)
Deferred tax assets:
Fixed assets	18,524
Securities	10,471
Liability for employees’ retirement benefits	10,701
Other	8,454

Total gross deferred tax assets	48,151

Less - Valuation allowance	(22,689)

Total deferred tax assets	25,461

Deferred tax liabilities:
Net unrealized gains/losses on securities	(672)
Other	(276)

Total gross deferred tax liabilities	(948)

Net deferred tax assets	24,512

March 31, 2010

(Millions of yen)
Deferred tax assets:
Fixed assets	15,719
Securities	10,784
Liability for employees’ retirement benefits	11,420
Other	9,151

Total gross deferred tax assets	47,075

Less - Valuation allowance	(23,473)

Total deferred tax assets	23,601

Deferred tax liabilities:
Net unrealized gains/losses on securities	(1,583)
Other	(126)

Total gross deferred tax liabilities	(1,709)

Net deferred tax assets	21,891

6. OTHER

CHANGES IN BOARD OF DIRECTORS

(1)	Candidates for Representative Directors and other Directors

	(1)	Candidate scheduled to take office as Chairman (Director)

		Norio Wada	(Chairman (Director))

	(2)	Candidate scheduled to take office as President (Representative Director)

		Satoshi Miura	(President (Representative Director))

	(3)	Candidates scheduled to take office as Senior Executive Vice President (Representative Director)

		Noritaka Uji	(Senior Executive Vice President (Representative Director))

		Hiroo Unoura	(Senior Executive Vice President (Representative Director))

		Kaoru Kanazawa	(Senior Executive Vice President (Representative Director))

	(4)	Candidates scheduled to take office as Executive Vice President (Director)

		Yasuyoshi Katayama	(Executive Vice President (Director))

(2)	New Executive Positions and Organizational Responsibilities

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities
Senior Executive Vice President,	Noritaka Uji	Senior Executive Vice President,
In charge of technical strategy,		In charge of technical strategy,
and Chief Technology Officer,		and Chief Technology Officer,
and Chief Information Officer		and Chief Information Officer

Senior Executive Vice President,	Hiroo Unoura	Senior Executive Vice President,
Director of Strategic Business Development Division,		Director of Strategic Business Development Division,
In charge of business strategy,		In charge of business strategy,
and Chief Financial Officer		and Chief Financial Officer

Senior Executive Vice President,	Kaoru Kanazawa	Senior Executive Vice President,
In charge of risk management,		In charge of risk management,
In charge of international standardization,		In charge of international standardization,
and Chief Compliance Officer		and Chief Compliance Officer

Executive Vice President,	Yasuyoshi Katayama	Executive Vice President,
Director of Technology Planning Department,		Director of Technology Planning Department,
Director of Next Generation Network Office,		Director of Next Generation Network Office,
Technology Planning Department		Technology Planning Department

Senior Vice President,	Toshio Kobayashi	Senior Vice President,
Director of Finance and Accounting Department		Director of Finance and Accounting Department

Senior Vice President,	Hiroki Watanabe	Senior Vice President,
Director of Corporate Strategy Planning Department		Director of Corporate Strategy Planning Department

Senior Vice President,	Hiromichi Shinohara	Senior Vice President,
Director of Research and Development Planning Department		Director of Research and Development Planning Department

Senior Vice President,	Tetsuya Shoji	Senior Vice President,
Director of General Affairs Department,		Director of General Affairs Department,
Director of Internal Control Office,		Director of Internal Control Office,
General Affairs Department		General Affairs Department

Director	Takashi Imai	Director

Director	Yotaro Kobayashi	Director

(Notes)	The following candidates shall assume responsibilities as follows: Norio Wada as Chairman of Board of Directors; Satoshi Miura as Chief Executive Officer (CEO)

Among the candidates for directors, Takashi Imai and Yotaro Kobayashi are candidates for external director.

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 14, 2010

NTT’s Shares and Shareholders (as of March 31, 2010)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	328	86	8,332	1,122	1,007	988,957	999,836	—
Total Shares (Units)	5,305,895	2,173,821	81,464	174,393	3,110,533	7,841	4,868,136	15,722,083	1,912,600
%	33.75	13.83	0.52	1.11	19.78	0.05	30.96	100.00	—

Notes:

1.	“Domestic Individuals, etc.” includes 2,509,239 units of treasury stock, and “Shares Representing Less Than One Unit” includes 65 shares of treasury stock. 250,923,965 shares of treasury stock (2,509,239 units) represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2010 was 250,923,665.
2.	“Other Domestic Corporations” includes 167 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
3.	The number of shareholders who own only shares representing less than one unit is 233,842.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	413	172	941	1,135	26,714	63,154	907,307	999,836	—
%	0.04	0.02	0.09	0.11	2.67	6.32	90.75	100.00	—
Total Shares (Units)	13,142,414	122,372	193,892	73,666	408,675	382,812	1,398,252	15,722,083	1,912,600
%	83.59	0.78	1.23	0.47	2.60	2.43	8.89	100.00	—

Notes:

1.	“At Least 1,000 Units” includes 2,509,239 units of treasury stock, and “Shares Representing Less Than One Unit” includes 65 shares of treasury stock.
2.	“At Least 100 Units” includes 167 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percent of Total Shares Issued (%)
The Minister of Finance	530,569	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	55,187	3.51
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,956	2.60
Moxley and Company	32,543	2.07
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,929	1.08
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	12,605	0.80
NTT Employee Share-Holding Association	12,378	0.79
State Street Bank and Trust Company 505225	10,836	0.69
SSBT OD05 Omnibus Account China Treaty Clients	10,792	0.69
Government of Singapore Investment Corporation Pte Ltd Account “C”	9,529	0.61

Total	732,329	46.52

Note: The Company’s holdings of treasury stock (250,923,665 shares) are not included in the above table.

Financial Results for the Year Ended March 31, 2010 and Financial Forecasts for the Year Ending March 31, 2011

May 14, 2010

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

—1— Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009 Highlights

Compared with FY2008

Achieved an increase in operating income, despite falling revenues in a difficult business environment

Compared with FY2009 Revised Forecasts

Achieved goals for Operating Revenues and Operating Income

(Billions of yen)

FY2009 FY2009

FY2008 Revised

Change Change from the Forecasts

[%]

year-on-year Revised Forecasts

Operating 10,181.4 (234.9) (2.3)% +11.4 10,416.3 10,170.0

Revenues

Operating 9,063.7 (242.9) (2.6)% +3.7 9,306.6 9,060.0

Expenses

Operating 1,117.7 +7.9 +0.7% +7.7 1,109.8 1,110.0

Income

Net Income 492.3 (46.4) (8.6)% +32.3 538.7 460.0

*Net income for FY2009 represents net income attributable to NTT, excluding noncontrolling interests.

—2— Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009 Results of Operating Income (vs. FY2009 Forecasts)

Operating Income : 1,117.7 billion yen (Compared with FY2009 Revised forecasts: +7.7 billion yen)

While operating income for NTT DATA and NTT URBAN DEVELOPMENT fell short of plan due to the effect of the economic downturn, operating income for NTT East, NTT West, NTT Com, NTT DOCOMO, etc, and the group-wide forecast for operating income was achieved.

Operating Income [Difference from Forecasts: 7.7) ]

(Billions of yen)

<Compared with FY2009 Forecasts (disclosed in May 2009)>

(8.3)

+28.3

1,110.0 (12.3) 1,117.7

NTT DATA

NTT URBAN DEVELOPMENT Increase in Operating Income, Other companies

NTT EAST +7.6 NTT WEST +13.4 Other companies +7.3

FY2009 Forecasts FY2009 Results

—3— Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009 Contributing Factors by Segment

Operating Revenues [year-on-year : (234.9)]

(Billions of yen)

10,416.3
FY2008
(100.4)
Regional communications business
(55.9)
Long distance and international communications business
Mobile communications business
(163.6)
Data communications business
+5.3
Other business
(32.6)
Elimination of intersegment/Others
+112.2
10,181.4
FY2009

Operating Expenses [year-on-year : (242.9)]

9,306.6
FY2008
(112.1)
Regional communications business
(57.2)
Long distance and international communications business
Mobile communications business
(166.6)
Data communications business
+27.2
Other business
(30.7)
Elimination of intersegment/Others
+96.6
9,063.7
FY2009

Operating Income [year-on-year : +7.9]

FY2008	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/Others	FY2009
1,109.8	+11.7	+1.4	+3.0	(21.9)	(1.9)	+15.6	1,117.7

－4－

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009 Contributing Factors by Segment

Regional communications business: Decrease in revenues due to a fall in voice-related revenues and other factors, but income increased due to a reduction in expenses for purchase of goods and services and other expenses.

Long distance and international communications business: Income for NTT Communications (non-consolidated) fell; however, income increased due to the improved profitability of subsidiary companies.

Mobile communications business: While there was a decrease in revenues from voice services, income increased due to a decrease in depreciation and amortization costs.

Data communications business: Revenues increased due to the expansion of the number of subsidiary companies, but income declined due to the economic downturn.

Operating [year-on-year：(234.9) ] Revenues

Mobile

(100.4) communications Elimination of 10,416.3 business Data (55.9) communications intersegment/Others Regional Other business communications Long distance and (163.6) business 10,181.4 business international +5.3 (32.6) +112.2 communications business

(Billions of yen)

FY2008 FY2009

Operating [year-on-year：(242.9) ] Expenses

Mobile

(112.1) communications Data Elimination of business communications Other business intersegment/Others 9,306.6 (57.2) business

Regional Long distance and (166.6) +27.2 (30.7) +96.6 9,063.7 communications international business communications business

FY2008 FY2009

Operating [year-on-year：+7.9 ] Income

Regional Long distance and Mobile Data Other business Elimination of

FY2008 communications international communications communications intersegment/Others FY2009 business communications business business business

1,109.8 +11.7 +1.4 +3.0 (21.9) (1.9) +15.6 1,117.7

—4— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010 Forecast Highlights

Operating Income: 1,165.0 billion yen (Compared with FY2009 Results: +47.3 billion yen)

Smaller decrease in Operating Revenues.

Operating Income to exceed the level in FY2007 (1,144.7 billion yen*), prior to the financial crisis.

*excluding special factor

(Billions of yen)

FY2010

FY2009 Change year-on-year

Forecasts [%]

Operating Revenues 10,181.4 10,160.0 (21.4) (0.2)% Operating Expenses 9,063.7 8,995.0 (68.7) (0.8)% Operating Income 1,117.7 1,165.0 +47.3 +4.2% Net income 492.3 500.0 +7.7 +1.6%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

—5— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Operating Revenues
(Billions of yen)
1,952.9
(24.3)
(1.2)%
Voice Transmission Services (95.0)
IP Services +81.6
Others (10.8)
Change from the revised forecasts +3.6
1,928.6
(8.6)
(0.4)%
Voice Transmission Services (83.1)
IP Services +78.4
Others (3.9)
1,920.0
FY2008
FY2009
FY2010E

Operating Expenses
1,916.2
(35.2)
(1.8)%
Personnel expenses +11.4
Expenses for purchase of goods and services and other expenses (31.7)
Depreciation expenses and loss on disposal of assets (15.0)
Change from the revised forecasts +3.9
1,881.0
(16.0)
(0.9)%
Personnel expenses (11.4)
Expenses for purchase of goods and services and other expenses (13.8)
Depreciation expenses and loss on disposal of assets +9.2
1,865.0
FY2008
FY2009
FY2010E

Operating Income
36.6
+10.9
+29.8%
Change from the revised forecasts +7.6
47.6
+7.3
+15.5%
Change from forecasts disclosed in March +10.0
55.0

—6—
Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2009 Results: Year-on-year increase in Operating Income achieved for the first time in five years due to the effect of measures taken to raise business efficiency.

FY2010 Forecasts: Increase in Operating Income forecast of +10.0 billion yen compared with FY2010 Forecasts disclosed in March. Plan to achieve year-on-year increase in Operating Income for the second consecutive year.

Operating (24.3)

Revenues (Billions of yen)

(1.2) Change from the revised forecasts (8.6)

+3.6 (0.4)%

1,952.9 Voice Transmission Services (95.0)

IP Services +81.6 1,928.6 Voice Transmission Services (83.1) 1,920.0 Others (10.8) IP Services +78.4 Others (3.9)

FY2008 FY2009 FY2010E

Operations Expenses (35.2)

(1.8)% Change from the revised forecasts (16.0)

+3.9 (0.9)%

1,916.2 Personnel expenses +11.4 Personnel expenses (11.4)

Expenses for purchase of goods Expenses for purchase of goods and 1,865.0 and services and other expenses (31.7) 1,881.0 Depreciation expenses and loss services and other expenses (13.8) on disposal of assets (15.0) Depreciation expenses and loss on disposal of assets +9.2

FY2008 FY2009 FY2010E

Operating

Change from the Change from forecasts Income revised forecasts disclosed in March

+10.9 +7.6 +7.3 +10.0

+29.8% +15.5%

36.6 47.6 55.0

—6— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

(Billions of yen)
Operating Revenues
1,824.3
FY2008
(43.4)
(2.4)%
Voice Transmission Services (98.2)
IP Services +65.1
Others (10.3)
Change from the revised forecasts +12.8
1,780.8
FY2009
(39.8)
(2.2)%
Voice Transmission Services (72.1)
IP Services +52.4
Others (20.1)
1,741.0
FY2010E
Operating Expenses
1,816.5
FY2008
(54.2)
(3.0)%
Personnel expenses +11.1
Expenses for purchase of goods and services and other expenses (46.3)
Depreciation expenses and loss on disposal of assets (18.9)
Change from the revised forecasts +2.3
1,762.3
FY2009
(46.3)
(2.6)%
Personnel expenses (16.7)
Expenses for purchase of goods and services and other expenses (16.3)
Depreciation expenses and loss on disposal of assets (13.2)
1,716.0
FY2010E
Operating Income
7.7
+10.7
+137.9%
Change from the revised forecasts +10.4
18.4
+6.5
+35.3%
Change from forecasts disclosed in March +17.0
25.0

—7—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2009 Results: Year-on-year increase in Operating Income for the first time in six years due to the effect of measures to raise business efficiency.

FY2010 Forecasts: Increase in Operating Income forecast of +17.0 billion yen, compared with FY2010 Forecasts disclosed in March.

Plan to achieve year-on-year increase in Operating Income for the second consecutive year.

Operating (43.4)

Revenues (Billions of yen)

(2.4) Change from the (39.8) revised forecasts +12.8 (2.2)% 1,824.3 Voice Transmission Services (98.2)

IP Services +65.1 1,780.8 Voice Transmission Services (72.1) 1,741.0 Others (10.3) IP Services +52.4 Others (20.1)

FY2008 FY2009 FY2010E

Operating Expenses (54.2)

(3.0) Change from the revised forecasts (46.3)

+2.3 (2.6)

1,816.5 Personnel expenses +11.1 Personnel expenses (16.7) Expenses for purchase of goods and services and other expenses (46.3) 1,762.3 Expenses for purchase of goods and 1,716.0 Depreciation expenses and loss services and other expenses (16.3) on disposal of assets (18.9) Depreciation expenses and loss on disposal of assets (13.2)

FY2008 FY2009 FY2010E

Operating Income

Change from the revised forecasts Change from forecasts disclosed in March

+10.7 +6.5 +17.0

+10.4

+137.9 +35.3%

7.7 18.4 25.0

—7— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

Operating Revenues
(Billions of yen)
1,127.1
(47.9)
(4.3)%
Voice Transmission Services (34.8)
IP Services +10.7
Others (23.8)
Change from the revised forecasts (2.7)
1,079.2
(44.2)
(4.1)%
Voice Transmission Services (38.9)
IP Services (1.8)
Others (3.4)
1,035.0
FY2008
FY2009
FY2010E
Operating Expenses
1,026.3
(44.5)
(4.3)%
Personnel expenses +0.9
Expenses for purchase of goods and services and other expenses (41.3)
Depreciation expenses and loss on disposal of assets (4.2)
Change from the revised forecasts (10.2)
981.7
(26.7)
(2.7)%
Personnel expenses +0.1
Expenses for purchase of goods and services and other expenses (20.8)
Depreciation expenses and loss on disposal of assets (6.0)
955.0
FY2008
FY2009
FY2010E
Operating Income
100.8
(3.3)
(3.3)%
Change from the revised forecasts +7.5
97.5
(17.5)
(18.0)%
80.0

−8−

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

FY2009 Results: Decrease in Operating Income due to the weak performance of the Solution business caused by the economic downturn.

FY2010 Forecasts: Decrease in Operating Income for a fall in voice-related revenues and other factors.

Operating Revenues(47.9)

(Billions of yen)

(4.3)% Change from the revised forecasts (44.2)

(2.7) (4.1) %

1,127.1 Voice Transmission Services (34.8)

IP Services +10.7 1,079.2 Voice Transmission Services (38.9) 1,035.0 Others (23.8) IP Services (1.8) Others (3.4)

FY2008 FY2009 FY2010E

Operating Expenses (44.5)%

(4.3)% Change from the revised forecasts (10.2) (2.7)(26.7)%

1,026.3 Personnel expenses +0.9 Personnel expenses +0.1 Expenses for purchase of goods and services and other expenses (41.3) 981.7 Expenses for purchase of goods and services and other expenses (20.8) 955.0 Depreciation expenses and loss on disposal of assets (4.2) Depreciation expenses and loss on disposal of assets (6.0)

FY2008 FY2009 FY2010E

Operating Income

Change from the revised forecasts +7.5

(3.3) (17.5)

100.8 (3.3)% 97.5 (18.0)% 80.0

—8— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

NTT

Operating Revenues

(Billions of yen)
1,139.0
+3.8
+0.3%
Change from the revised forecasts +2.9
1,142.9
+57.0
+5.0%
1,200.0
FY2008
FY2009
FY2010E

Operating Expenses

1,040.5
+20.7
+2.0%
Change from the revised forecasts (3.7)
1,061.2
+48.7
+4.6%
1,110.0
FY2008
FY2009
FY2010E

Operating Income

98.5
(16.8)
(17.1)%
Change from the revised forecasts +6.6
81.6
+8.3
+10.2%
90.0

—9—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2009 Results: Despite attaining the same level of sales as FY2008, Operating Income decreased due to the economic downturn.

FY2010 Forecasts: Increase in Operating Income from increased financial system sales and improved performance of in consolidated subsidiaries.

Operating Revenues

+57.0 (Billions of yen)

Change from the revised forecasts +2.9

+3.8 +5.0%

+0 3 +0.3%

.

1,200.0 1,139.0 1,142.9

FY2008 FY2009 FY2010E

Operating Expenses +48.7

+20.7 Change from the revised forecasts +4.6%

+2.0% (3.7)

1,110.0 1,040.5 1,061.2

FY2008 FY2009 FY2010E

Operating Income Change from the

(16.8) revised forecasts +8.3

+6.6 +10.2% (17.1)%

98.5 81.6 90.0

—9— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Operating Revenues
(Billions of yen)
4,448.0
FY2008
(163.6)
(3.7)%
Change from the revised forecasts +8.4
4,284.4
FY2009
(62.4)
(1.5)%
4,222.0
FY2010E

Operating Expenses
3,617.0
FY2008
(166.9)
(4.6)%
Change from the revised forecasts +4.2
3,450.2
FY2009
(68.2)
(2.0)%
3,382.0
FY2010E

Operating Income
831.0
+3.3
+0.4%
Change from the revised forecasts (4.2)
834.2
+5.8
+0.7%
840.0

—10—
Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2009 Results: Decrease in mobile service revenues, but an increase in Operating Income due to a reduction in network-related costs.

FY2010 Forecasts: Increase in Operating Income due to an increase in packet revenues and a decrease in distributor commissions.

Operating Revenues

4,448.0

FY2008

Operating Expenses

3,617.0

FY2008

Operating Income

831.0

(163.6)

(3.7)%

(166.9)

(4.6)%

+3.3

+0.4%

Change from the revised forecasts +8.4

4,284.4

FY2009

Change from the revised forecasts +4.2

3,450.2

FY2009

Change from the revised forecasts (4.2)

834.2

(62.4)

(1.5)%

(68.2)

(2.0)%

+5.8

+0.7%

(Billions of yen)

4,222.0

FY2010E

3,382.0

FY2010E

840.0

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

FY2008

+1.1

(Billions of yen)

+33.8

1,074.8

NTT (Holding Company): (5.7)

NTT URBAN DEVELOPMENT (Consolidated): 25.2 25.2 NTT COMWARE: 7.0 NTT FINANCE (Consolidated): (22.3) Outsourcing companies (East): : 1.1 Outsourcing companies (West): 0.1 Other companies: 28.4

Pension (actuarial difference, .. etc.): +24.0 Depreciation of engineering facilities: (14.3) Adjustments between operating and non-operating items, including eliminations, etc.

1,109.8

FY2009

(12.5)

+50.6

1,079.6

Sum of operating income of 5 major subsidiaries (JPN GAAP)

NTT (Holding Company): (4.3)

NTT URBAN DEVELOPMENT (Consolidated): 16.1 NTT COMWARE: 7.8 NTT FINANCE (Consolidated): (4.9) Outsourcing companies (East): 2.7 Outsourcing companies (West): 4.8 Other companies: 28.4

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company)) (JPN GAAP)

Pension (actuarial difference, etc): +21.9Depreciation of engineering facilities: (43.1) Adjustments between operating and non-operating items, including eliminations, etc.

Elimination and U.S. GAAP adjustments

1,117.7

Consolidated operating income (U.S. GAAP)

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

<FY2009>

Cash flows from operating activities: increase year-on-year by 12.1% (+303.7 billion yen)

increase in accounts payable, trade and accrued payroll (+154.8 billion yen), liability for employees’ retirement benefits (+55.3 billion yen) decrease in trade accounts receivable resulting from increased collection of installment loans for mobile handsets (+53.3 billion yen) Cash flows from investing activities: outlays increase year-on-year by 1.7% ((39.3) billion yen) decrease in payments for purchase of property, plant and equipment (+41.1 billion yen) decrease in payment for long-term investment +303.8 billion yen and increase in payments for short-term investment ((356.8) billion yen) Cash flows from financing activities: outlays increase year-on-year by 84.3% ((298.0) billion yen) decrease in long term capital procurement ((457.2) billion yen)

(Billions of yen)

Cash flows from operating activities (A)

Cash flows from investing activities (B)

(A) + (B)

Cash flows from financing activities

Interest-bearing debt

4,000

2,817.8 3,000 2,514.1

2,000

1,000 244.4 508.9

0

(1,000) (353.3) (651.3) (2,000) FY2008 FY2009 (2,269.7) (2,308.9)

(3,000)

5,000 4,500 4,000 3,500 3,000

4,899.3 4,491.7 4,300.0

FY2008 FY2009 FY2010E

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Capital Investment

Capital investment

(Billions of yen)
2,145.1
↓(157.9)
(7.4)%
Change from the forecasts (32.9)
1,987.1
↓(27.1)
(1.4)%
1,960.0
Other companies
NTT DOCOMO (Consolidated)
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT (Holding Company) 45.0
40.6
38.0
222.1
737.6
180.0
112.8
378.2
469.0
143.6
686.5
162.5
107.6
391.1
454.8
169.0
675.0
150.0
118.0
380.0
430.0
Fiber-optic Investment 316.0
Fiber-optic Investment 322.0
Fiber-optic Investment 310.0
FY2008
FY2009
FY2010E

Capex to Sales

FY2008	FY2009	FY2010E
21%	20% (Change from the forecasts (0.0)%)	19%

—13—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Capital Investment

Consolidated Capital Investment: Decreased after peaking in FY 2008.

FY2009 Results: 1,987.1 billion yen (decrease of 157.9 billion yen from FY2008)

FY2010 Forecasts: Aim for 1,960.0 billion yen (decrease of 27.1 billion yen from FY2009) by improving the efficiency of capital investment.

Capital investment

Change from the forecasts (32.9)

2,145.1

(157.9)

(7.4)%

1,987.1

(27.1)

(1.4)

(Billions of yen)

1,960.0

Other companies 222.1

143.6 169.0

NTT DOCOMO 737.6

(Consolidated) 686.5 675.0 NTT (Holding Company) NTT DATA 45.0

40.6

(Consolidated) 180.0 162.5 150.0 38.0 NTT Communications 112.8 107.6 118.0

NTT West 378.2 391.1 380.0

Fiber-optic Fiber-optic Fiber-optic

NTT East 469.0 454.8

Investment Investment 430.0 Investment

316.0 322.0 310.0

FY2008 FY2009 FY2010E

Capex to Sales

21

Change from the forecasts (0.0)%

20

19

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

100%
80%
60%
40%
20%
0%
Solution & New Business etc.
26%
IP business
26%
Legacy business
48%
52%
29%
29%
42%
58%
29%
32%
39%
61%
30%
35%
35%
65%
IP, solution & new business account for roughly two-thirds
35%
40%
25%
75%
IP, solution & new business account for three-quarters
FY2007
FY2008
FY2009
FY2010E
FY2012E

—14—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

100%

IP, Solution &

New Business IP, etc. solution

26% &

29% 29% 30% solution

80% new 35% & new 52% business IP business 58% 61% 65% business account 75% 60% 26% for account

29% 32% for

35% roughly

40%

Legacy

40% business two-thirds three-quarters

48%

20% 42% 39%

35%

25%

0%

FY2007 FY2008 FY2009 FY2010E FY2012E

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Continue to improve shareholder returns in the medium term.

Total dividend forecast for the fiscal year ending March 31, 2011 is 120 yen per share.

Adopted policy for cancellation of all treasury stock (approximately 23 0.25 billion shares as of March 31, 2010).

Cancellation over two years (half each year)

The first cancellation anticipated to occur within this year

Dividends per share *2

200 150 100 50 0 Dividends per share Pay-out Ratio

17.1%, 23.0%, Approx 23%, 27..5%, 32.3%, 31.8%

60, 80, 90, 110, 120, 120

40%, 30%, 20%, 10%, 0%

Pay-out Ratio

FY2005 FY2006 FY2007 FY2008 FY2009 FY2010E

*1 The calculation excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.

*2 Due to the January 2009 stock split of one share of common stock into 100 shares, the dividend amount per share has been retroactively adjusted.

—15— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

NTT

Number of subscribers

(Thousands)
FLET'S ADSL
FLET'S Hikari
Optical IP Telephone ("Hikari Denwa")
18,000
15,000
12,000
9,000
6,000
3,000
0
14,027
4,486
9,541
6,368
14,431
4,335
10,096
6,914
14,813
4,177
10,636
7,458
15,126
3,992
11,134
8,011
15,627
3,834
11,793
8,571
15,973
3,695
12,278
9,078
16,325
3,546
12,779
9,604
16,632
3,381
13,251
10,142
18,153
2,802
15,351
12,242
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2009.12
2010.3
FY2010E

	2008.6	2008.9	2008.12	2009.3	2009.6	2009.9	2009.12	2010.3	FY2010E
Video service *1	238	285	426	630	783	922	1,040	1,279	2,219

Changes from the preceding quarter

(Thousands)

–16–

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

18,000 FLET’S ADSL

FLET’S Hikari 16,632 Optical IP Telephone (“Hikari Denwa”) 15,973 16,325 15,627 14,813 15,126 15,000 14,027 14,431 3,381 3,546 3,695 3,834 4,177 3,992

12,000 4,335

4,486 13,251 12,779 12,278 9,000 11,793 11,134 10,636 10,096 9,541 9,604 10,142 6,000 8,571 9,078 8,011 6,914 7,458 6,368

3,000

0

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 2009.12 2010.3

*1

Video service 238 285 426 630 783 922 1,040 1,279

18,153

2,802

15,351

12,242

FY2010E

2,219

Changes from the preceding quarter

(Thousands) FY2008 FY2009 FY2009 FY2010 E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

*2

FLET’S Hikari 763 556 539 499 659 485 501 472 2,117 2,100 Number of opened connections *3 1,025 806 807 877 1,008 804 844 942 3,598 3,730

FLET’S ADSL (170) (151) (157) (185) (157) (139) (149) (165) (610) (579)

Optical IP Telephone *4 Services (Hikari Denwa)

643 546 544 553 561 507 526 537 2,131 2,100

*1. Number of Video service includes Hikari TV and FLET’S TEREBI.

*2. Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

*3. Number of opened connections excludes openings due to relocations.

*4. Number of Optical IP Telephone Services is calculated by number of thousand channels.

—16— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET'S Hikari

NTT

NTT East

Optional service
Basic Monthly Charge
(Yen)
6,000
4,000
2,000
0
5,450
1,260
4,190
5,570
1,290
4,280
5,620
1,340
4,280
5,650
1,360
4,290
5,640
1,400
4,240
5,730
1,440
4,290
5,780
1,480
4,300
5,800
1,490
4,310
5,740
1,450
4,290
5,890
1,590
4,300
FY2008
4-6
7-9
10-12
1-3
FY2009
4-6
7-9
10-12
1-3
FY2009
FY2010E

NTT West

(Yen)
6,000
4,000
2,000
0
5,550
1,280
4,270
5,600
1,320
4,280
5,640
1,350
4,290
5,660
1,360
4,300
5,680
1,400
4,280
5,780
1,440
4,340
5,820
1,490
4,330
5,840
1,510
4,330
5,780
1,460
4,320
5,930
1,580
4,350
FY2008
4-6
7-9
10-12
1-3
FY2009
4-6
7-9
10-12
1-3
FY2009
FY2010E

–17–

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East

Optional service Basic Monthly Charge

(Yen)

6,000 4,000 2,000 0

5,620 5,650 5,640 5,730 5,780 5,800 5,450 5,570

1,290 1,340 1,360 1,400 1,440 1,480 1,490 1,260

4,190 4,280 4,280 4,290 4,240 4,290 4,300 4,310

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12

5,740 5,890

1,450 1,590

4,290

FY2009

FY2010E

NTT West (Yen)

6,000 4,000 2,000 0

5,640 5,660 5,680 5,780 5,820 5,840 5,550 5,600

1,280 1,320 1,350 1,360 1,400 1,440 1,490

4,270 4,280 4,290 4,300 4,340 4,280 4,330 4,330 1,150

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

5,780 5,930

1,460 1,580

4,320 4,350

FY2009 FY2010E

Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Commencing in the fiscal year ended March 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculations revenues from the “Remote Support Service” option, which are part of their operating revenues from supplementary businesses.

Please see page 28 regarding the calculation of ARPU.

—17— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers

(Thousands)
60,000
40,000
20,000
0
ISDN
Telephone Subscriber Lines
45,026
6,243
38,783
44,098
6,079
38,019
43,184
5,914
37,270
42,085
5,724
36,361
41,094
5,545
35,549
40,194
5,386
34,807
39,307
5,241
34,066
38,330
5,092
33,238
34,680
4,467
30,213
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2009.12
2010.3
FY2010E

Change from the preceding quarter

(Thousands)

—18—
Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers

(Thousands)

ISDN

Telephone Subscriber Lines

60,000 40,000 20,000 0

45,026 44,098

43,184 42,085

41,094 40,194

6,243 6,079 39,307 38,330

5,914 5,724

5,545 5,386

5,241 5,092

38,783 38,019 37,270 36,361

35,549 34,807 34,066 33,238

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 2009.12 2010.3

34,680

4,467

30,213

FY2010E

Change from the preceding quarter

(Thousands)

FY2008 FY2009

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

Telephone *1

Subscriber Lines (837) (764) (749) (909) (812) (741) (741) (828) (3,123) (3,024)

*2

ISDN (171) (164) (165) (190) (179) (159) (146) (149) (632) (625)

Total (1,008) (928) (914) (1,099) (991) (900) (887) (977) (3,755) (3,650)

*1. Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

—18— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-line Telephone Services

(Yen)

3,100 3,000 2,900 2,800 2,700

NTT East NTT West

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2009 FY2010E

Aggregate Fixed- line (Telephone Subscriber Lines + ISDN) * East 3,060 3,050 3,050 3,010 3,000 2,990 2,990 2,960 2,980 2,930

West 2,920 2,920 2,910 2,870 2,850 2,860 2,860 2,820 2,850 2,790

* Aggregate Fixed-line ARPU (Telephone Subscriber Lines + ISDN) is the weighted average value of Telephone Subscriber Lines ARPU and ISDN ARPU. Please see page 28 regarding the calculation of ARPU.

—19— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

NTT

Number of subscribers

(Thousands)
Mobile total
FOMA **
% of FOMA subscribers
60,000
50,000
40,000
30,000
20,000
10,000
0
53,629
45,200
84.3%
53,937
46,444
86.1%
54,155
47,494
87.7%
54,601
49,040
89.8%
54,864
50,246
91.6%
55,186
51,258
92.9%
55,436
52,045
93.9%
56,082
53,203
94.9%
57,450
56,220
97.9%
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2009.12
2010.3
FY2010E

Change from the preceding quarter

(Thousands)

** Partial listing only

—20—

Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(Thousands)

Mobile total FOMA **

　% of FOMA subscribers

60,000 50,000 40,000 30,000 20,000 10,000 0

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 2009.12 2010.3

53,629 53,937 54,155

54,601 54,864 55,186

55,436 56,082

46,444 45,200

47,494

49,040

50,246

51,258

52,045

53,203

86.1% 84.3%

87.7% 89.8%

92.9% 91.6%

93.9% 94.9%

57,450 56,220

97.9%

FY2010E

Change from the preceding quarter

(Thousands)

FY2008 FY2009

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

Mobile total * 241 308 218 446 263 322 250 646 1,481 1,370

FOMA** 1,251 1,244 1,050 1,546 1,206 1,012 787 1,158 4,163 3,020

*	The number of communication module service subscribers is included in total mobile phone subscribers.

** Partial listing only

—20— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

5,890 5,860 5,730

5,390 5,440 5,420 5,470 5,060 5,350 5,110

3,560 3,450 3,340 3,010 2,970 3,030

2,970 2,590 2,900 2,550

2,330 2,410 2,390 2,420 2,430 2,450 2,440 2,470 2,450

FY2008 FY2009

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

Voice ARPU 3,560 3,450 3,340 2,970 3,010 2,970 2,900 3,030

Packet ARPU 2,330 2,410 2,390 2,420 2,430 2,450 2,450 2,440

* Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 28 regarding the calculation of ARPU.

—21— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2009 Details of Financial Results (Per Item)

Operating Revenues

(Billions of yen) [ year-on-year : (234.9)]

Voice related services revenues

(358.6)

10,416.3

FY2008

Fixed voice

Mobile voice

Fixed voice : (225.4) Mobile voice : (133.2)

SI revenues and sales of telecommunications equipment

(80.2)

Telecommunications SI equipment

SI: +31.0 Telecommunications equipment (Fixed-line) : (12.4) Telecommunications equipment (Mobile) : (98.9)

IP/packet communications services revenues

+215.4

Fixed IP/packet

Mobile IP/packet

Fixed IP/packet : +138.4 Mobile IP/packet : +77.0

Other revenues

(11.5)

10,181.4

FY2009

Operating

Expenses

[year-on-year : (242.9) ]

9,306.6

FY2008

(131.5)

Expenses for purchase of goods and services and other expenses

(140.2)

Depreciation expenses and loss on disposal of assets

+36.8

Personnel expenses

(8.0)

Other expenses

9,063.7

FY2009

—22— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2009

(Billions of yen)

March 31, 2010

18,796.4

18,939.1

Assets

18,796.4

Depreciable Assets (property, plant and equipment)

8,784.6

Deferred Tax Assets (non-current) 871.3

Liabilities

9,650.8 Interest-Bearing Debt 4,899.3

Liability for Employees’ Retirement Benefits 1,639.8

Equity

9,145.6

Treasury Stock (1,205.6)

Assets

18,939.1〔+142.7 〕

Depreciable Assets (property, plant and equipment)

8,665.6〔(119.0)〕

Deferred Tax Assets (non-current) 828.9〔(42.3)〕

Liabilities

9,168.2〔(482.6)〕 Interest-Bearing Debt 4,491.7〔(407.6)〕 Liability for Employees’ Retirement Benefits 1,447.8〔(192.0)〕

Equity

9,770.9〔+625.2〕 Treasury Stock (1,205.8)〔(0.2)〕

*Equity includes noncontrolling interest (minority interest).

—23— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2009

(Billions of yen)

NTT NTT

FY 2009 Consolidated (Holding Company) NTT East NTT West NTT Com NTT DATA NTT DOCOMO

*1 Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 10,181.4 379.0 1,928.6 1,780.8 1,079.2 1,142.9 4,284.4

Change year-on-year (234.9) 15.2 (24.3) (43.4) (47.9) 3.8 (163.6)

(% change) (2.3)% 4.2% (1.2)% (2.4)% (4.3)% 0.3% (3.7)%

Operating Expenses 9,063.7 165.4 1,881.0 1,762.3 981.7 1,061.2 3,450.2

Change year-on-year (242.9) (4.9) (35.2) (54.2) (44.5) 20.7 (166.9)

(% change) (2.6)% (2.9)% (1.8)% (3.0)% (4.3)% 2.0% (4.6)%

Operating Income 1,117.7 213.5 47.6 18.4 97.5 81.6 834.2

Change year-on-year 7.9 20.1 10.9 10.7 (3.3) (16.8) 3.3

(% change) 0.7% 10.4% 29.8% 137.9% (3.3)% (17.1)% 0.4%

Income Before *2

Income Taxes 1,120.1 215.5 71.7 30.3 108.5 75.7 836.2

Change year-on-year 14.9 19.0 6.3 10.8 (5.0) (19.8) 55.7

(% change) 1.3% 9.7% 9.7% 55.4% (4.4)% (20.8)% 7.1%

*3 *4

Net Income 492.3 215.7 50.5 24.8 60.6 35.6 494.8

Change year-on-year (46.4) 19.7 (27.0) 9.4 (28.3) (12.6) 22.9

(% change) (8.6)% 10.1% (34.8)% 60.9% (31.9)% (26.3)% 4.9%

*1. The number of consolidated subsidiaries is 536 and the number of companies accounted for under the equity method is 89.

*2. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. *3. “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests”.

*4. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests”.

—24— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Forecasts

(Billions of yen)

NTT NTT

FY 2010E Consolidated (Holding Company) NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Non-Consolidated Non-Consolidated Non-Consolidate d Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S . GAAP)

Operating Revenues 10,160.0 392.0 1,920.0 1,741.0 1,035.0 1,200.0 4,222.0

Change year-on-year (21.4) 12.9 (8.6) (39.8) (44.2) 57.0 (62.4)

(% change) (0.2)% 3.4% (0.4)% (2.2)% (4.1)% 5.0% (1.5)%

Operating Expenses 8,995.0 163.0 1,865.0 1,716.0 955.0 1,110.0 3,382.0

Change year-on-year (68.7) (2.4) (16.0) (46.3) (26.7) 48.7 (68.2)

(% change) (0.8)% (1.5)% (0.9)% (2.6)% (2.7)% 4.6% (2.0)%

Operating Income 1,165.0 229.0 55.0 25.0 80.0 90.0 840.0

Change year-on-year 47.3 15.4 7.3 6.5 (17.5) 8.3 5.8

(% change) 4.2% 7.2% 15.5% 35.3% (18.0)% 10.2% 0.7%

Income Before *1

Income Taxes 1,155.0 232.0 75.0 37.0 90.0 87.0 843.0

Change year-on-year 34.9 16.4 3.2 6.6 (18.5) 11.2 6.8

(% change) 3.1% 7.6% 4.5% 22.0% (17.1)% 14.9% 0.8%

*2 *3

Net Income 500.0 232.0 45.0 29.0 52.0 47.0 497.0

Change year-on-year 7.7 16.2 (5.5) 4.1 (8.6) 11.3 2.2

(% change) 1.6% 7.5% (11.0)% 16.7% (14.3)% 31.8% 0.4%

*1. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. *2. “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests”.

*3. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests”.

—25— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Financial Indices

FY2009 FY2008 FY2010 E

EBITDA 3,240.8 billion yen 3,369.8 billion yen 3,220.0 billion yen

EBITDA Margin 31.8% 32.4% 31.7%

Operating Free Cash 1,253.7 billion yen 1,224.8 billion yen 1,260.0 billion yen

Flow

ROCE 5.4% 5.4% 5.6%

Notes:

1. EBITDA = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment

2. EBITDA Margin = (Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment)/Operating Revenues

3. Operating Free Cash Flow = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment – Capital Investments

4. ROCE = Operating Income×(1 – Normal Statutory Tax Rate)/Operating Capital Employed

[Note] Please see next page for reconciliation of financial indices.

—26— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

(Billions of yen)

Items FY2009 FY2008 FY2010 E

(1)	Operating Income 1,117.7 1,109.8 1,165.0

EBITDA (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 2,123.1 2,260.1 2,055.0

EBITDA [ (1)+(2) ] 3,240.8 3,369.8 3,220.0

(1)	Operating Income 1,117.7 1,109.8 1,165.0

EBITDA Margin (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 2,123.1 2,260.1 2,055.0

(3)	EBITDA [ (1)+(2) ] 3,240.8 3,369.8 3,220.0

(4) Operating Revenues 10,181.4 10,416.3 10,160.0

EBITDA Margin [ (3)/(4)×100 ] 31.8% 32.4% 31.7%

(1)	Operating Income 1,117.7 1,109.8 1,165.0

Operating Free Cash Flow (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 2,123.1 2,260.1 2,055.0

(3)	EBITDA [ (1)+(2) ] 3,240.8 3,369.8 3,220.0

(4) Capital Investment * 1,987.1 2,145.1 1,960.0

Operating Free Cash Flow [ (3)-(4) ] 1,253.7 1,224.8 1,260.0

(1)	Operating Income 1,117.7 1,109.8 1,165.0

Normal Statutory Tax Rate 41% 41% 41%

ROCE (2) Operating Income×(1-Normal Statutory Tax Rate) 660.3 655.8 688.3

(3)	Operating Capital Employed 12,238.6 12,142.7 12,354.4

ROCE [ (2)/(3)×100 ] 5.4% 5.4% 5.6%

* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

FY2009 FY2008

Payments for Property, Plant and Equipment 1,370.9 1,412.0

Acquisition of Intangible and Other Assets 553.3 617.0

Total 1,924.3 2,029.0

Difference from the Total Capital Investments (62.9) (116.1)

—27— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and device connection charges for

Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West. -Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service”, a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 have been revised to include revenues from Remote Support Service.

Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen and 30 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s Remote Support Service contributed, respectively, 50 yen, 60 yen, 80 yen, 80 yen, 70 yen and 100 yen, to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, Mar.31,2010, the fiscal year ended Mar. 31, 2010 and the forecast for the fiscal year ending Mar. 31, 2011 (representing, respectively, 0.9%, 1.0%, 1.4%, 1.4%, 1.2% and 1.7% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen and 0 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.0%, 0.0%, 0.0%, 0.0% and 0.0% of NTT West’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 10 yen, 30 yen, 40 yen, 20yen and 60yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, Mar. 31, 2010, the fiscal year ended Mar. 31, 2010 and the forecast for the fiscal year ending Mar. 31, 2011 (representing, respectively, 0.0%, 0.2%, 0.5%, 0.7%, 0.3% and 1.0% of NTT West’s total FLET’S Hikari ARPU for the same periods).

2 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3 For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

4 In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS- NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6 We compute ARPU for our mobile business using three aggregate measures.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, attributable to our FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, attributable to our mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA and mova services.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

7	We show ARPU for our i-mode using two aggregate measures.

-i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscriptions for FOMA+mova, FOMA and mova, regardless of whether the i-mode service is activated.

-ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

-1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

-3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

—28— Copyright(c) 2010 Nippon Telegraph and Telephone Corporation

May 14, 2010

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2010

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2010 are presented in the following attachments.

(Attachments)

1. Summary of Results for the Fiscal Year Ended March 31, 2010

2. Non-Consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5. Business Results (Non-Consolidated Operating Revenues)

6. Non-Consolidated Comparative Statements of Cash Flows

7. Changes in Directors

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takashi Yokozawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2010

In the fiscal year ended March 31, 2010, against a backdrop of improvements in the global economy, particularly in Asia, and the positive effects of large scale economic stimulus measures, the Japanese economy showed signs of recovery, mainly in exports and production. The economic climate continued to be difficult, however, with capital investments decreasing substantially and the job market rapidly worsening due mainly to a deterioration in corporate earnings.

In the information and telecommunications sector, in addition to the rapid growth of mobile phones and the expansion of Internet usage following upon advances in the use of IP and broadband networks, Nippon Telegraph and Telephone East Corporation (“NTT East”) is implementing dynamic structural changes through the integration of communications and broadcasting, as well as of fixed-line and mobile communications, and the expansion of new network services that utilize SaaS*1, cloud computing*2, CGM*3 and other services.

In the broadband market, fiber-optic access services have expanded to account for over half of broadband services. In addition to facility competition from other businesses and increasing service competition, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution, and the appearance of new services for information devices other than personal computers. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced as fiber-optic access services expanded. In addition, competition with direct subscriber telephone services provided by competitors using dry copper lines and telephone services provided by cable television operators continued.

In this difficult and changing business environment, NTT East endeavors to be an “accessible all-around ICT corporation” * 4 that provides and maintains high quality and stable universal service, allowing customers to place their trust in us with peace of mind. In line with NTT Group’s new Medium-Term Management Strategy “Road to Service Creation Business Group — full-scale rollout of broadband and ubiquitous service” adopted by Nippon Telegraph and Telephone Corporation (“NTT”) in May 2008, NTT East has devoted its energy to promoting and expanding safe, secure, reliable, and appealing broadband services that meet customers’ needs, through new services and products that utilize the framework of the NGN* 5 and its networks.

(1) Efforts to Promote Fiber-optic and IP Services

In line with the NTT Group Medium-Term Management Strategy, “Road to Service Creation Business Group — full-scale rollout of broadband and ubiquitous service”, NTT East’s area coverage rate*6 for FLET’S Hikari*7 expanded to over 90%, and the service coverage area for FLET’S Hikari Next, a highly-reliable fiber-optic access service that uses the NGN and can be used for bandwidth-secured applications, expanded to approximately all of the B FLET’S service coverage area.

FLET’S Hikari achieved a steady increase in subscriptions, which topped 7 million in October 2009. Of this figure, FLET’S Hikari Next subscriptions exceeded 1 million, accounting for a majority of new FLET’S Hikari subscriptions. Business Ether Wide, a VPN-type service that utilizes the NGN and is tailored for large group of users, is also seeing a steady increase in subscriptions. In addition, NTT East worked to expand its service offerings, launching for FLET’S Cast subscribers the FLET’S line ID subscriber notification service, which provides enhanced security, FLET’S Hikari Next Family High Speed Type and FLET’S Hikari Next Mansion High Speed Type, both of which boast a maximum downlink speed of 200 Mbps, and Hikari Denwa Office A (Ace), an optical IP telephony service which is tailored to large offices and is compatible with FLET’S Hikari Next.

NTT East will continue to develop and offer new, highly convenient services that take full advantage of the wide bandwidth, high quality and high security characteristics of the NGN and will seek to further enhance the appeal of the NGN. NTT East will also move forward with efforts aimed at creating a rich communication environment and new business opportunities.

To improve FLET’S Hikari’s accessibility, NTT East introduced discounts on monthly charges, installation charges and other fees. NTT East strengthened efforts to encourage continued customer use of the FLET’S Hikari service, such as expanding fiber optic coverage for apartments to control cancellations due to moves and launching the members-only program FLET’S Hikari Members Club, which is designed to enhance customer satisfaction through improved CRM* 8.

To increase FLET’S Hikari use, NTT East bolstered video services by expanding the service area of FLET’S TEREBI*9, which is offered through an alliance with Opticast Inc. NTT East also launched “FLET’S TEREBI Building-wide Subscription Plan”*10, a new fee structure for multi-unit dwelling owners, management companies and management unions, introduced “CATV Yamagata & FLET’S Hikari”*11 through a partnership with CATV Yamagata KK and “New Digital Cable & FLET’S Hikari”*12 through collaboration with New Digital Cable Corp., and reached agreement on collaboration with Siogama Cable TV Co., Ltd. NTT East also teamed with businesses in a broad range of fields, including: cooperation with Sohgo Security Services Co., Ltd. in the Internet-based monitoring service “Home Security”; collaboration with Lifenet Insurance Company in the life insurance industry’s first remote videophone consulting service; provision of “Bugyo on FLET’S”, which offers a safe and comfortable core corporate operation management environment, through cooperation with OBIC BUSINESS CONSULTANTS CO., LTD.; provision of “FLET’S SPOT” at Starbucks Coffee locations operated by Starbucks Coffee Japan, Ltd.; agreement on collaboration with Shobi University and Tokyo Kasei Gakuin University for provision of “FLET’S SPOT Community Model”*13; and agreement on collaboration with Ricoh Co., Ltd. and Fuji Xerox Co., Ltd. in the office ICT field. NTT East also sought to increase usage scenarios and expand high value-added services, releasing the living room PC “Hikari BOX”, part of the Hikari LINK series of information devices that help create a convenient, safe and comfortable lifestyle through FLET’S Hikari.

To improve customer service NTT East took steps to reduce the time it takes to commence optical access services, including increasing the number of applications where installation work dates can be determined immediately, such as for optical cabling*14 for multi-unit dwellings, and increasing the use of remote installation. Moreover, as part of its efforts to offer services that subscribers can use with peace of mind, NTT East expanded its Internet security service FLET’S Virus Clear as well as Remote Support Service, which remotely handles customer inquiries on general broadband matters, including personal computers, routers and printers. In March 2010, subscriptions to FLET’S Virus Clear and Remote Support Service surpassed 1 million and 1.5 million, respectively.

(2) Measures Relating to the Solutions Business

With the aim of providing optimal services to corporate customers and enhancing service quality, NTT East has combined the Corporate Business Headquarters, which provided individual solutions primarily to large businesses, with the Business Marketing Department of the Consumer Business Headquarters, which provided generalized packages to small and medium-sized enterprises, to form the Corporate Business Headquarters, which is responsible for the corporate user market as a whole.

With respect to its efforts aimed at large businesses, NTT East engaged in efficient and effective ICT-based marketing activities tailored to regional customers. NTT East focused on industry-specific solutions that incorporate industry characteristics and trends in such areas as local government, police and fire departments, education and universities, agriculture, regional banks and healthcare. NTT East is striving to cultivate demand for its data center business and has opened the Nerima Data Center, which boasts lower costs, scalability and flexibility.

NTT East also endeavored to expand and improve its corporate VPN and Business Ether services. A 10Gbps product was added to the existing lineup of 10Mbps, 100Mbps and 1Gbps products of the corporate VPN service “FLET’S VPN Gate” and the service was made compatible with FLET’S Hikari Next Business Type as an access line. NTT East also launched Business Service Failure Notification, a service which provides e-mail notification to Business Ether customers in case of line failures.

Moreover, with the aim of eliminating the digital divide and providing a broadband service environment that meets regional needs, NTT East partnered with individual local governments to improve the broadband environment.

For small and medium-sized businesses, NTT East introduced “Flat-rate Intragroup Calling”, a new flat-rate service for the optical IP telephony service Hikari Denwa Office Type, among other services. NTT East also started offering “FLET’S Software Delivery Service”, which allows software companies to distribute packaged software to users via FLET’S Hikari, and “FLET’S MATOMETE SHIHARAI”, a service that performs billing and collection of fee-based information service charges for subscribers to “FLET’S Software Delivery Service” and “FLET’S Cast.”

(3) Status of Business Operation Structures

The consolidation of the “116 Center” sites, an initiative that had started in prior years, was completed. Other initiatives pursued as part of NTT East’s efforts to achieve efficient operation of its call centers included the consolidation of sites for interconnection operations and repair service operations, such as “113 Center” sites.

In addition, to achieve flexible business operations that can promptly respond to changes in the business environment, NTT East worked to raise efficiency by improving its systems and BPR*15, including those of its construction contractors, and other measures such as shortening order processing time for FLET’S Hikari.

(4) Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars in the management of the company. NTT East believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT East sought not only to comply with the law and address its efforts towards realizing a low-carbon society, but also to maintain and gain the trust of its customers by providing a safe and secure communication infrastructure.

In its compliance efforts, NTT East continued to direct its efforts towards compliance with laws and regulations concerning privacy protection, appropriate advertisement displays, fair competition and worker dispatch.

Amid the growing societal interest in information security, including preventing data leaks and unauthorized access, NTT East formed the Information Security Department in April 2010. The Information Security Department’s goal is the thorough implementation and strengthening of security measures for protecting and managing customer information, and of measures for the proper use of and prevention of unauthorized access to such information. Towards this end, the Information Security Department is tasked with drafting company-wide policies on information security, improving related structure and rules, and planning, implementing and inspecting security measures. The establishment of the department is also designed to carry out groupwide and uniform efforts on information security for the NTT East group.

With respect to its efforts to achieve a low-carbon society, NTT East has made proposals for the reduction of the environmental burden caused by use of information communication services and for conversion of its network facilities to energy saving devices. The “NTT East Group Act Green 21” campaign was launched to promote measures that will lead to reduction of the environmental burden in various situations and to encourage environmental awareness by NTT East’s employees. The campaign encourages employees to undergo the “eco Test”*16 certification, register in the “Our Home’s Minister of the Environment” program*17, and participate in local cleanup activities. As proactive measures for the greening of the NTT East Head Office Building, NTT East introduced the rooftop greening with “green potatoes”*18 program, a solar power generating system, and LED*19 lighting, and also promoted the use of low-emission vehicles for all company cars and the change of all fluorescent lights in public phone booths to LED lights.

Furthermore, NTT East worked to foster, through its diversity management*20 strategy, a culture that promotes the diversified use of personnel and various working styles. As risk management measures, NTT East established an H1N1 influenza task force, strengthened early restoration capabilities in the event of disasters, and participated in joint disaster drills held with the Self-Defense Forces as countermeasures for large-scale disasters.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT East enhanced its CSR management by setting the “NTT East Group CSR Goals” and issued the NTT East Group CSR Report 2009 to proactively disclose relevant information to its stakeholders.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2010, operating revenues totaled 1,928.6 billion yen (a decrease of 1.2% from the fiscal year ended March 31, 2009), recurring profit was 71.7 billion yen (an increase of 9.7% from the fiscal year ended March 31, 2009), and net profit totaled 50.5 billion yen (a decrease of 34.8% from the fiscal year ended March 31, 2009).

Notes

*1.	SaaS: Software as a Service. A system for providing software application functions to customers as needed via a network.

*2.	A computing method in which software and data that were managed and used by computers that a user is actually using are utilized on demand in the form of a service via the Internet and other networks.

*3.	CGM: Consumer Generated Media. Blogs, SNS and other online media created by the transmission of information by consumers themselves.

*4.	ICT: Information and Communication Technology.

*5.	NGN: Next-Generation Network.

*6.	Area coverage rate = Number of fixed telephone facilities in FLET’S Hikari service area / Number of fixed telephone facilities

*7.	FLET’S Hikari includes NTT East’s FLET’S Hikari Next and B FLET’S.

*8.	CRM: Customer Relationship Management. A technique aimed at increasing sales by deepening ties with customers.

*9.	A service available to subscribers of NTT East’s telecommunication services FLET’S Hikari and FLET’S TEREBI Transmission Service, as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc., that enables reception of terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*10.	A service available to multi-unit dwelling owners, management unions and management companies with subscriptions to NTT East’s telecommunication services FLET’S Hikari Next Family High Speed Type and FLET’S TEREBI Transmission Service Building-wide Subscription Plan, as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc., that enables their tenants to receive terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*11.	A service available to subscribers of NTT East’s telecommunication services FLET’S Hikari Next and FLET’S TEREBI Transmission Service, as well as the broadcasting service Digital Service EX offered by CATV Yamagata KK, that enables reception of terrestrial broadcasts (digital/analog), BS broadcasts (digital) and CS broadcasts.

*12.	A service available to subscribers of NTT East’s telecommunication services FLET’S Hikari Next and FLET’S TEREBI Transmission Service, as well as the broadcasting service Basic Course (FLET’S Hikari plan) or Light Course (FLET’S Hikari plan) offered by New Digital Cable Corp., that enables reception of terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*13.	A form in which NTT East offers the public wireless LAN service FLET’S SPOT, which is designed to improve the usage environment for community facilities, such as university campuses, and to promote broadband use among students and other users of these facilities.

*14.	An All-Optical method for installing optical fiber directly to individual units in buildings served by NTT East by running lines through common areas in the building.

*15.	BPR: Business Process Reengineering. The setting of a target (sales, profit margin, etc.) relating to corporate activities, and the analysis and optimization of operations, workflows and organizational structures with the goal of achieving that target.

*16.	Certification test for Environmental Specialists, sponsored by the Tokyo Chamber of Commerce and Industry.

*17.	Sponsored by the Ministry of the Environment.

*18.	A registered trademark of NTT Facilities, Inc. It is a method of rooftop greening that uses aero-hydroponics to grow sweet potatoes, which are easy to cultivate.

*19.	LED: Light Emitting Diode. A type of semiconductor device which becomes luminous when carrying an electric current.

*20.	A management strategy for employing diverse human resources.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	525,363	536,644	11,281
Antenna facilities	6,507	6,068	(438)
Terminal equipment	90,041	83,337	(6,703)
Local line facilities	774,171	807,620	33,449
Long-distance line facilities	5,863	4,764	(1,099)
Engineering facilities	645,278	636,588	(8,689)
Submarine line facilities	2,117	1,722	(394)
Buildings	513,715	487,827	(25,887)
Structures	14,385	14,119	(265)
Other machinery and equipment	2,890	2,579	(310)
Vehicles and vessels	172	118	(53)
Tools, furniture and fixtures	39,814	39,068	(746)
Land	195,049	201,167	6,118
Lease assets	3,894	4,788	893
Construction in progress	27,243	29,150	1,907
Total property, plant and equipment	2,846,508	2,855,567	9,059
Intangible fixed assets	99,629	103,461	3,832
Total fixed assets - telecommunications businesses	2,946,137	2,959,029	12,892
Investments and other assets
Investment securities	7,584	7,571	(12)
Investments in subsidiaries and affiliated companies	48,486	48,196	(290)
Other investments in subsidiaries and affiliated companies	5,594	7,384	1,789
Investment in capital	2	166	163
Long-term loans receivable to subsidiaries	700	400	(300)
Long-term prepaid expenses	3,910	3,603	(307)
Deferred income taxes	207,377	193,911	(13,465)
Other investments and assets	11,744	10,457	(1,287)
Allowance for doubtful accounts	(1,619)	(1,425)	194
Total investments and other assets	283,782	270,266	(13,516)
Total fixed assets	3,229,920	3,229,295	(624)

Current assets:
Cash and bank deposits	130,023	138,155	8,132
Notes receivable	5	68	63
Accounts receivable, trade	296,624	293,993	(2,631)
Accounts receivable, other	7,489	7,852	363
Securities	—	10	10
Supplies	37,414	35,496	(1,918)
Advance payment	2,366	2,332	(33)
Prepaid expenses	7,085	7,256	171
Deferred income taxes	7,330	8,198	867
Other current assets	14,564	20,331	5,766
Allowance for doubtful accounts	(2,360)	(2,748)	(387)
Total current assets	500,543	510,947	10,404

TOTAL ASSETS	3,730,463	3,740,243	9,780

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	649,338	758,743	109,404
Lease obligations	3,547	4,508	960
Liability for employees’ retirement benefits	285,469	280,650	(4,819)
Reserve for unused telephone cards	13,028	15,397	2,368
Other long-term liabilities	8,361	8,421	60
Total long-term liabilities	959,745	1,067,721	107,975
Current liabilities:
Current portion of long-term borrowings from parent company	105,809	90,595	(15,214)
Accounts payable, trade	82,509	95,670	13,161
Short-term borrowings	65,000	—	(65,000)
Lease obligations	1,676	3,168	1,492
Accounts payable, other	242,626	218,158	(24,468)
Accrued expenses	18,116	16,945	(1,170)
Accrued taxes on income	2,253	8,143	5,890
Advance received	7,146	9,068	1,921
Deposit received	77,849	105,551	27,702
Unearned revenue	768	141	(627)
Other current liabilities	72,825	13,851	(58,974)
Total current liabilities	676,582	561,294	(115,287)

TOTAL LIABILITIES	1,636,327	1,629,015	(7,311)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus	259,456	276,505	17,049
Reserve for reduction entry	—	5,152	5,152
Accumulated earned surplus	259,456	271,352	11,896
Total earned surplus	259,456	276,505	17,049
Total shareholders’ equity	2,094,182	2,111,231	17,049
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(47)	(4)	42
Total unrealized gains (losses), translation adjustments, and others	(47)	(4)	42

TOTAL NET ASSETS	2,094,135	2,111,227	17,092

TOTAL LIABILITIES AND NET ASSETS	3,730,463	3,740,243	9,780

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,825,790	1,790,369	(35,421)
Operating expenses
Business expenses	493,199	482,563	(10,635)
Operations	14,426	13,492	(933)
Maintenance expenses	455,647	438,855	(16,791)
Overhead expenses	95,863	94,395	(1,467)
Administration	112,595	116,735	4,140
Experiment and research	53,849	53,127	(721)
Depreciation and amortization	411,933	396,156	(15,776)
Retirement of fixed assets	39,622	42,098	2,476
Access charges	37,534	36,698	(836)
Miscellaneous taxes	74,580	72,376	(2,203)
Total operating expenses	1,789,250	1,746,500	(42,750)
Operating income from telecommunications businesses	36,540	43,868	7,328
Supplementary businesses:
Operating revenues	127,201	138,283	11,082
Operating expenses	127,043	134,518	7,474
Operating income from supplementary businesses	157	3,765	3,608
Operating income	36,697	47,634	10,936

Non-operating revenues:
Interest income	26	42	15
Interest on securities	3	4	1
Dividends received	12,229	3,814	(8,414)
Lease and rental income	52,774	54,519	1,744
Miscellaneous income	4,223	3,253	(970)
Total non-operating revenues	69,257	61,633	(7,623)
Non-operating expenses:
Interest expenses	12,375	11,451	(923)
Lease and rental expenses	23,580	21,417	(2,163)
Miscellaneous expenses	4,615	4,648	32
Total non-operating expenses	40,571	37,517	(3,054)
Recurring profit	65,383	71,750	6,367

Special profits:
Gains on sales of fixed assets	57,595	9,829	(47,765)
Total special profits	57,595	9,829	(47,765)

Income before income taxes	122,978	81,580	(41,398)
Corporation, inhabitant, and enterprise taxes	27,707	18,462	(9,245)
Deferred tax expenses (benefits)	17,718	12,568	(5,149)
Net income	77,552	50,549	(27,003)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2009	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for reduction entry	Accumulated earned surplus
March 31, 2008	335,000	1,499,726	1,499,726	—	215,403	215,403	2,050,130	520	520	2,050,650

Net change during the annual period
Cash dividends					(33,500)	(33,500)	(33,500)			(33,500)
Net income					77,552	77,552	77,552			77,552
Others, net								(567)	(567)	(567)
Total net change during the annual period	—	—	—	—	44,052	44,052	44,052	(567)	(567)	43,484

March 31, 2009	335,000	1,499,726	1,499,726	—	259,456	259,456	2,094,182	(47)	(47)	2,094,135

Year ended March 31, 2010	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for reduction entry	Accumulated earned surplus
March 31, 2009	335,000	1,499,726	1,499,726	—	259,456	259,456	2,094,182	(47)	(47)	2,094,135

Net change during the annual period
Cash dividends					(33,500)	(33,500)	(33,500)			(33,500)
Net income					50,549	50,549	50,549			50,549
Provision of reserve for reduction entry				5,152	(5,152)					—
Others, net								42	42	42
Total net change during the annual period	—	—	—	5,152	11,896	17,049	17,049	42	42	17,092

March 31, 2010	335,000	1,499,726	1,499,726	5,152	271,352	276,505	2,111,231	(4)	(4)	2,111,227

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	911,264	816,170	(95,094)	(10.4)
Monthly charge revenues*	619,821	562,912	(56,908)	(9.2)
Call rates revenues*	100,801	84,126	(16,674)	(16.5)
Interconnection call revenues*	118,078	101,115	(16,962)	(14.4)
IP services revenues	563,908	645,510	81,601	14.5
Leased circuit services revenues (excluding IP services revenues)	169,392	154,574	(14,818)	(8.7)
Telegram services revenues	22,216	20,671	(1,545)	(7.0)
Other telecommunications services revenues	159,008	153,442	(5,565)	(3.5)

Telecommunications total revenues	1,825,790	1,790,369	(35,421)	(1.9)

Supplementary business total revenues	127,201	138,283	11,082	8.7

Total operating revenues	1,952,991	1,928,653	(24,338)	(1.2)

*Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	122,978	81,580	(41,398)
Depreciation and amortization	425,634	409,107	(16,527)
Loss on disposal of property, plant and equipment	20,989	22,817	1,827
Gains on sales of fixed assets	(57,595)	(9,829)	47,765
Increase (decrease) in liability for employees’ retirement benefits	(33,468)	(4,819)	28,648
(Increase) decrease in accounts receivable	11,531	2,204	(9,326)
(Increase) decrease in inventories	(1,916)	1,918	3,834
Increase (decrease) in accounts payable and accrued expenses	(44,855)	(3,536)	41,319
Increase (decrease) in accrued consumption tax	174	809	634
Other	17,948	50,044	32,096

Sub-total	461,421	550,296	88,874
Interest and dividends received	12,255	3,856	(8,398)
Interest paid	(12,523)	(11,420)	1,102
Income taxes received (paid)	(15,401)	(24,929)	(9,527)

Net cash provided by (used in) operating activities	445,752	517,802	72,050
Cash flows from investing activities:
Payments for property, plant and equipment	(478,356)	(451,531)	26,824
Proceeds from sale of property, plant and equipment	74,701	12,674	(62,026)
Payments for purchase of investment securities	(11,954)	(2,215)	9,738
Proceeds from sale of investment securities	526	353	(172)
Other	1,816	2,025	209

Net cash provided by (used in) investing activities	(413,266)	(438,693)	(25,426)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	150,000	200,000	50,000
Payments for settlement of long-term debt	(162,419)	(105,809)	56,610
Net increase (decrease) in short-term borrowings	11,992	(125,000)	(136,992)
Payments for settlement of lease obligations	(790)	(2,706)	(1,916)
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(34,717)	(67,015)	(32,298)
Net increase (decrease) in cash and cash equivalents	(2,232)	12,093	14,325
Cash and cash equivalents at beginning of year	134,903	132,671	(2,232)

Cash and cash equivalents at end of year	132,671	144,764	12,093

7. Changes in Directors

Candidates for Representative Directors

(1) Candidate scheduled to take office as President

Tsutomu Ebe	Current position: President

(2) Candidates scheduled to take office as Senior Executive Vice President

Koichi Maeda	Current position: Senior Executive Vice President
Fuminori Kozono	Current position: Senior Executive Vice President

(Note)	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 14, 2010

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2010

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2010 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2010

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Directors

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Tetsuya Nokura

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2010

In the fiscal year ended March 31, 2010, against a backdrop of improvements in the global economy, particularly in Asia, and the positive effects of large scale economic stimulus measures, the Japanese economy showed signs of recovery, mainly in the form of export increases and consumer spending. The economic climate continued to be difficult, however, with excessive capacity and inventories and a high unemployment rate.

In the information and telecommunications sector, in addition to the expansion of Internet usage following upon rapid advances in the use of IP and broadband networks, Nippon Telegraph and Telephone West Corporation (“NTT West”) is implementing dynamic structural changes through the integration of communications and broadcasting, as well as of fixed-line and mobile communications and the expansion of new network services that utilize SaaS*1, cloud computing*2, CGM*3 and other services.

In the broadband market, in addition to facility competition from other businesses and increasing service competition, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution, and the appearance of new services for information devices other than personal computers. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced. In addition, competition with direct subscriber telephone services provided by competitors using dry copper lines and telephone services provided by cable television operators continued.

In this difficult and changing business environment, NTT West endeavors to be a “customer-oriented corporate group” that meets customer expectations, contributes to society and provides high quality, stable universal service. In line with the NTT Group’s new Medium-Term Management Strategy “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service” adopted by Nippon Telegraph and Telephone Corporation (“NTT”) in May 2008, NTT West has devoted its energy to promoting and expanding safe, secure, reliable, and appealing broadband services that meet customers’ needs, through new services and products that utilize the framework of NGN*4 and its networks.

(1) Efforts to Promote Fiber-optic and IP Services

In line with the NTT Group Medium-Term Management Strategy, “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service”, NTT West’s area coverage rate*5 for FLET’S Hikari*6 expanded to over 80%, and the service coverage area for FLET’S Hikari Next, a fiber-optic access service that uses the NGN, expanded to approximately 80% of FLET’S Hikari service coverage area.

FLET’S Hikari achieved an increase in subscriptions, which topped 5.7 million. Of this figure, subscriptions for FLET’S Hikari Next exceeded 560,000. Business Ether Wide, a VPN-type service that utilizes the NGN and is tailored for large group of users, is also seeing an increase in subscriptions. In addition, NTT West worked to expand its service offerings, launching for FLET’S Cast subscribers the FLET’S line ID subscriber notification service, which provides enhanced security, and Hikari Denwa Office A (Ace), an optical IP telephony service which is tailored to large offices and is compatible with FLET’S Hikari Next.

NTT West will continue to develop and offer new, highly convenient services that take full advantage of the wide bandwidth, high quality and high security characteristics of the NGN and will seek to further enhance the appeal of the NGN. NTT West will also move forward with efforts aimed at creating a rich communication environment and new business opportunities.

To increase the use of FLET’S Hikari, NTT West introduced discounts on monthly charges, installation charges and other fees. NTT West strengthened efforts to encourage continued customer use of the FLET’S Hikari service, such as revising the CLUB NTT-West*7 point-earning program and improving Internet support information on its website for club members. Moreover, NTT West collaborated with businesses in a broad range of fields, such as expanding the service area for FLET’S TEREBI*8, which is offered in cooperation with Opticast Inc., launching the Wii/Nintendo DSi Connection Set-up Package in cooperation with Nintendo Co., Ltd., and introducing Synergy! on FLET’S, a high quality, SaaS-type comprehensive customer management system that users can use with peace of mind, in cooperation with Synergy Marketing, Inc.

Further, NTT West sought to increase usage scenarios and expand high value-added services, releasing the living room PC “Hikari BOX”, part of the Hikari LINK series of information devices that help create a convenient, safe and comfortable lifestyle through FLET’S Hikari.

To improve customer service NTT West took steps to reduce the time it takes to commence optical access services, including increasing the number of applications where installation work dates can be determined immediately and increasing the use of remote installation. NTT West reached an agreement with the six NTT West Home Techno firms, Sharp Corporation and others to build a cooperative framework for providing one-stop customer support during breakdowns or problems involving home information appliances. Further, NTT West introduced Office Network Omakase Support Service, a service for small and medium-sized businesses (office users) that provides comprehensive support for operation and management of an internal ICT*9 environment, including LAN wiring, system operation and management and troubleshooting of network devices. In the home user market, NTT West also launched on a trial basis Home Network Omakase Support Service, which provides comprehensive support for IP-TV and digital terrestrial television compatibility and setup and troubleshooting for videogame consoles and a variety of other network-connected devices.

(2) Measures Relating to the Solutions Business

With respect to its efforts aimed at large businesses, NTT West engaged in efficient and effective ICT-based marketing activities tailored to regional customers. NTT West focused on industry-specific solutions that incorporate industry characteristics and trends in such areas as local government, disaster prevention, police and fire departments, education, agriculture, finance and healthcare.

As a result of understanding the need for improving business efficiency, cutting costs and actively promoting the contact center business in collaboration with NTT Marketing Act Corporation, NTT West increased revenue through such work as accepting orders for renewal of the order entry center system at a food company’s mail-order division and renewal of a telephone banking system at a regional bank, operation and related systems for customer support center reception at a major co-operative, collection of overdue automobile tax, inquiries on economic stimulus payments, inquiries on income tax return filings and others.

NTT West moved ahead with its data center business by opening a new urban data center in the Osaka area, in preparation for the full-scale penetration of cloud computing, and is developing high value-added data centers, including promoting deployment of services that have the same high reliability but with greater speed and flexibility.

NTT West also endeavored to expand and improve its corporate VPN service. A 10G product was added to the existing lineup of 10M, 100M and 1G products of the corporate VPN service “FLET’S VPN Gate” and the service was made compatible with FLET’S Hikari Next Business Type as an access line.

Moreover, with the aim of eliminating the digital divide and providing a broadband service environment that meets regional needs, NTT West partnered with individual local governments to improve the broadband environment.

For small and medium-sized businesses, NTT West introduced “Group Talk Flat-Rate”, a flat-rate service for the optical IP telephony service Hikari Denwa Office Type service, among other services. NTT West also started offering “Information Security Select Diagnosis Service” which diagnoses and proposes improvement measures for information security at medium-sized businesses, “FLET’S Software Distribution Service,” which allows software companies to distribute packaged software to users via FLET’S Hikari, and “FLET’S Matomete Shiharai (combined payments)”, a service that performs billing and collection of fee-based information service charges for subscribers to “FLET’S Software Distribution Service” and “FLET’S Cast.”

(3) Status of Business Operation Structures

In addition, to achieve flexible business operations that can promptly respond to changes in the business environment, NTT West worked to raise efficiency and endeavored to stabilize and strengthen its management base by improving its systems and BPR*10, including those of its construction contractors, and other measures such as shortening order processing time for FLET’S Hikari.

In addition, enhancement of the training structure for increasing the number of optical professionals and carrying out practical training resulted in achieving NTT West’s initial goal to “train approximately 2,400 advanced IP engineers by the end of fiscal year ending March 31, 2011” at the end of September 2009. NTT West further promoted the establishment of a framework for steady maintenance of NGN services through the early training of advanced IP engineers.

Last fall, following the discovery that an NTT West group company employee improperly provided to certain sales agencies information on customers using other services, NTT West received on February 4, 2010 a business practice improvement order under the Telecommunications Business Act, Article 29 from the Ministry of Internal Affairs and Communications, and on February 26, 2010 submitted a business practice improvement plan to the Ministry of Internal Affairs and Communications. NTT West deeply regrets, and offers its sincere apologies for, any concerns and inconvenience caused to our customers and others.

NTT West solemnly accepts the business practice improvement order and will ensure the implementation of the business practice improvement plan. In addition, NTT West will endeavor to thoroughly strengthen its management and appropriate handling of information received from customers and other businesses. To bolster these efforts, in April 2010, NTT West formed the Information Security Promotion Department, which is tasked with drafting company-wide policies on information security, improving related structure and rules, and planning, implementing and inspecting security measures.

(4) Corporate Social Responsibility Activities

NTT West considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars in the management of the company. NTT West believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT West sought not only to comply with the law and address efforts towards realizing a low-carbon society, but also to maintain and gain the trust of its customers by providing a safe and secure communication infrastructure.

With respect to its efforts to achieve a low-carbon society, NTT West has made proposals for the reduction of the environmental burden caused by use of information communication services and for conversion of its network facilities to energy saving devices. In addition, under the “Green NTT”*11 initiative, an NTT Group-wide campaign promoting the use of solar power and other types of natural energy, full operation of a photovoltaic system was commenced at the Kochi Branch, the first among NTT West companies. Other activities included efforts to reduce NTT West’s environmental burden, including deploying NGN-compatible thin clients*12 in offices such as the NTT West Kobe Chuo Building to carry out trial programs for the creation of “eco-friendly offices (eco-offices) through work style reforms” and “eco-offices through improving the energy efficiency of systems.” In addition, for validating energy efficiency of network communication facilities, NTT West commenced evaluations and verifications of air conditioning efficiency in a machine room with the application of the aisle capping*13 method.

Furthermore, as a part of its efforts to foster a culture that promotes the diversified use of personnel and various working styles, and in response to an increased desire to work among disabled persons and the social need for creation of employment opportunities, NTT West Lucent Corporation was established in July 2009 and began operations in September 2009. Following the certification as a “Special Subsidiary” under the Act on Employment Promotion etc. of Persons with Disabilities from the Minister of Health, Labor and Welfare, a certificate was issued in December 2009 by the head of the Osaka Higashi Public Employment Security Office. As risk management measures, NTT West established an H1N1 influenza task force, strengthened early restoration capabilities in the event of disasters, and participated in joint disaster drills held with the Japan Ground Self-Defense Forces as countermeasures for large-scale disasters.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT West enhanced its CSR management and issued the NTT West Group CSR Report 2009 to proactively disclose relevant information to its stakeholders.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2010, operating revenues totaled 1,780.8 billion yen (a decrease of 2.4% from the fiscal year ended March 31, 2009), recurring profit was 30.3 billion yen (an increase of 55.4% from the fiscal year ended March 31, 2009), and net profit totaled 24.8 billion yen (an increase of 60.9% from the fiscal year ended March 31, 2009).

*1.	SaaS: Software as a Service. A system for providing software application functions to customers as needed via a network.

*2.	A computing method in which software and data that were managed and used by computers that a user is actually using are utilized on demand in the form of a service via the Internet and other networks.

*3.	CGM: Consumer Generated Media. Blogs, SNS and other online media created by the transmission of information by consumers themselves.

*4.	NGN: Next-Generation Network.

*5.	A collective name for FLET’S Hikari Next, FLET’S Hikari Premium and B FLET’S.

*6.	Area coverage rate = Number of fixed telephone facilities in FLET’S Hikari service area / Number of fixed telephone facilities.

*7.	A membership program offered by NTT West that offers support information for Internet use, provides support via email and phone to customers having Internet problems, and allows members to accrue points monthly that can be redeemed for rewards.

*8.	A service available to subscribers of NTT West’s telecommunication services FLET’S Hikari Next, FLET’S Hikari Premium or FLET’S TEREBI Transmission Service, as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc., that enables reception of terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*9.	ICT: Information and Communication Technology.

*10.	BPR: Business Process Reengineering. The setting of a target (sales, profit margin, etc.) relating to corporate activities, and the analysis and optimization of operations, workflows and organizational structures with the goal of achieving that target.

*11.	A measure designed to promote generation and use of natural energy, mainly with solar systems, for reducing CO2 emissions from the NTT Group’s business activities.

*12.	A terminal that does not have an internal storage device but instead has only such minimal functions as display and input, or a system that utilizes such a terminal.

*13.	An airflow design method whereby a door or a roof is installed at or on top of an aisle between racks in a machine room to separate and seal (cap) the air intake and exhaust sides of network communication equipment.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	517,663	521,075	3,411
Antenna facilities	9,694	8,466	(1,228)
Terminal equipment	21,058	20,813	(245)
Local line facilities	825,484	838,843	13,359
Long-distance line facilities	4,219	3,551	(667)
Engineering facilities	590,253	586,802	(3,451)
Submarine line facilities	3,306	2,396	(910)
Buildings	464,127	432,441	(31,685)
Structures	16,253	15,436	(817)
Other machinery and equipment	1,478	1,230	(248)
Vehicles and vessels	225	228	2
Tools, furniture and fixtures	38,771	35,570	(3,200)
Land	181,295	178,896	(2,398)
Lease assets	5,149	5,076	(72)
Construction in progress	28,254	32,574	4,319
Total property, plant and equipment	2,707,237	2,683,403	(23,834)
Intangible fixed assets	95,976	96,688	712
Total fixed assets - telecommunications businesses	2,803,213	2,780,091	(23,121)
Investments and other assets
Investment securities	4,787	3,944	(843)
Investments in subsidiaries and affiliated companies	45,205	43,981	(1,224)
Investment in capital	2	2	(0)
Long-term prepaid expenses	3,037	3,026	(11)
Deferred income taxes	149,373	145,953	(3,419)
Other investments and assets	8,596	8,113	(482)
Allowance for doubtful accounts	(566)	(516)	50
Total investments and other assets	210,436	204,505	(5,930)
Total fixed assets	3,013,650	2,984,597	(29,052)

Current assets:
Cash and bank deposits	105,019	124,065	19,046
Notes receivable	39	17	(21)
Accounts receivable, trade	282,192	280,946	(1,245)
Accounts receivable, other	18,959	14,811	(4,147)
Securities	—	6	6
Supplies	27,912	24,102	(3,810)
Advance payment	2,436	1,655	(780)
Prepaid expenses	5,937	5,843	(94)
Deferred income taxes	4,048	3,691	(357)
Other current assets	16,336	20,141	3,804
Allowance for doubtful accounts	(2,130)	(2,399)	(268)
Total current assets	460,751	472,882	12,130

TOTAL ASSETS	3,474,401	3,457,479	(16,921)

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	977,698	966,527	(11,170)
Lease obligations	8,409	5,605	(2,803)
Liability for employees’ retirement benefits	304,696	296,001	(8,695)
Reserve for unused telephone cards	12,320	14,560	2,240
Other long-term liabilities	18,177	12,455	(5,722)
Total long-term liabilities	1,321,302	1,295,149	(26,152)
Current liabilities:
Current portion of long-term borrowings from parent company	158,333	151,170	(7,162)
Accounts payable, trade	78,940	84,546	5,606
Commercial paper	59,994	58,999	(994)
Short-term borrowings	25,000	—	(25,000)
Lease obligations	806	1,891	1,084
Accounts payable, other	233,507	235,725	2,217
Accrued expenses	18,539	17,258	(1,280)
Accrued taxes on income	899	1,093	194
Advance received	5,817	5,382	(434)
Deposit received	68,825	94,359	25,534
Unearned revenue	72	94	21
Allowance for losses on construction contracts	171	—	(171)
Other current liabilities	6,037	4,167	(1,869)
Total current liabilities	656,944	654,690	(2,253)

TOTAL LIABILITIES	1,978,246	1,949,839	(28,406)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus	13,689	25,529	11,839
Accumulated earned surplus	13,689	25,529	11,839
Total earned surplus	13,689	25,529	11,839
Total shareholders’ equity	1,495,743	1,507,583	11,839
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	411	56	(355)
Total unrealized gains (losses), translation adjustments, and others	411	56	(355)

TOTAL NET ASSETS	1,496,155	1,507,640	11,484

TOTAL LIABILITIES AND NET ASSETS	3,474,401	3,457,479	(16,921)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,670,002	1,622,163	(47,839)
Operating expenses
Business expenses	428,030	412,394	(15,636)
Operations	17,768	16,295	(1,472)
Maintenance expenses	446,047	415,664	(30,382)
Overhead expenses	72,933	74,199	1,266
Administration	97,459	101,551	4,091
Experiment and research	51,114	50,381	(733)
Depreciation and amortization	400,082	381,753	(18,329)
Retirement of fixed assets	42,700	42,863	163
Access charges	33,829	35,767	1,937
Miscellaneous taxes	68,333	67,122	(1,210)
Total operating expenses	1,658,299	1,597,993	(60,306)
Operating income from telecommunications businesses	11,703	24,169	12,466

Supplementary businesses:
Operating revenues	154,318	158,658	4,339
Operating expenses	158,254	164,352	6,097
Operating losses from supplementary businesses	(3,935)	(5,693)	(1,758)
Operating income	7,767	18,475	10,708

Non-operating revenues:
Interest income	14	7	(7)
Interest on securities	1	1	0
Dividends received	3,431	1,434	(1,996)
Lease and rental income	43,268	40,730	(2,537)
Miscellaneous income	5,427	8,988	3,561
Total non-operating revenues	52,143	51,163	(980)

Non-operating expenses:
Interest expenses	19,540	17,225	(2,314)
Lease and rental expenses	16,378	15,695	(682)
Miscellaneous expenses	4,474	6,379	1,905
Total non-operating expenses	40,393	39,300	(1,092)
Recurring profit	19,518	30,338	10,820

Income before income taxes	19,518	30,338	10,820
Corporation, inhabitant, and enterprise taxes	(1,248)	1,740	2,989
Deferred tax expenses (benefits)	5,325	3,753	(1,571)
Net income	15,440	24,844	9,403

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2009	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2008	312,000	1,170,054	1,170,054	(1,751)	(1,751)	1,480,302	679	679	1,480,982

Net change during the annual period
Cash dividends									—
Net income				15,440	15,440	15,440			15,440
Others, net							(267)	(267)	(267)
Total net change during the annual period	—	—	—	15,440	15,440	15,440	(267)	(267)	15,173

March 31, 2009	312,000	1,170,054	1,170,054	13,689	13,689	1,495,743	411	411	1,496,155

Year ended March 31, 2010	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2009	312,000	1,170,054	1,170,054	13,689	13,689	1,495,743	411	411	1,496,155

Net change during the annual period
Cash dividends				(13,004)	(13,004)	(13,004)			(13,004)
Net income				24,844	24,844	24,844			24,844
Others, net							(355)	(355)	(355)
Total net change during the annual period	—	—	—	11,839	11,839	11,839	(355)	(355)	11,484

March 31, 2010	312,000	1,170,054	1,170,054	25,529	25,529	1,507,583	56	56	1,507,640

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	896,413	798,161	(98,252)	(11.0)
Monthly charge revenues*	605,622	550,982	(54,639)	(9.0)
Call rates revenues*	92,294	74,949	(17,344)	(18.8)
Interconnection call revenues*	130,658	110,527	(20,130)	(15.4)
IP services revenues	460,441	525,558	65,117	14.1
Leased circuit services revenues (excluding IP services revenues)	149,122	140,428	(8,693)	(5.8)
Telegram services revenues	25,797	24,195	(1,601)	(6.2)
Other telecommunications services revenues	138,227	133,818	(4,409)	(3.2)

Telecommunications total revenues	1,670,002	1,622,163	(47,839)	(2.9)

Supplementary business total revenues	154,318	158,658	4,339	2.8

Total operating revenues	1,824,321	1,780,821	(43,499)	(2.4)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	19,518	30,338	10,820
Depreciation and amortization	412,834	394,191	(18,642)
Loss on disposal of property, plant and equipment	18,971	20,997	2,026
Increase (decrease) in liability for employees’ retirement benefits	(36,480)	(8,695)	27,785
(Increase) decrease in accounts receivable	11,296	3,677	(7,619)
(Increase) decrease in inventories	(2,150)	3,810	5,960
Increase (decrease) in accounts payable and accrued expenses	(22,796)	(1,339)	21,456
Increase (decrease) in accrued consumption tax	(1,193)	1,498	2,691
Other	32,261	45,202	12,941

Sub-total	432,260	489,681	57,420
Interest and dividends received	3,446	1,445	(2,001)
Interest paid	(19,969)	(17,766)	2,202
Income taxes received (paid)	16,805	2,578	(14,226)

Net cash provided by (used in) operating activities	432,543	475,938	43,394

Cash flows from investing activities:
Payments for property, plant and equipment	(380,697)	(385,574)	(4,877)
Proceeds from sale of property, plant and equipment	17,151	2,456	(14,695)
Payments for purchase of investment securities	(53)	(429)	(376)
Proceeds from sale of investment securities	177	450	272
Other	2,745	494	(2,251)

Net cash provided by (used in) investing activities	(360,675)	(382,603)	(21,928)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	115,000	140,000	25,000
Payments for settlement of long-term debt	(177,724)	(158,333)	19,391
Net increase (decrease) in short-term borrowings	(15,005)	(25,994)	(10,988)
Payments for settlement of lease obligations	(27,558)	(8,951)	18,606
Dividends paid	—	(13,004)	(13,004)

Net cash provided by (used in) financing activities	(105,288)	(66,283)	39,005

Net increase (decrease) in cash and cash equivalents	(33,420)	27,051	60,471
Cash and cash equivalents at beginning of year	139,891	106,470	(33,420)

Cash and cash equivalents at end of year	106,470	133,522	27,051

7. Changes in Directors

Candidates for Representative Directors

(1) Candidate scheduled to take office as President

Shinichi Otake	Current position: President

(2) Candidates scheduled to take office as Senior Executive Vice President

Noriaki Ito	Current position: Senior Executive Vice President
Kazutoshi Murao	Current position: Senior Executive Vice President

(Note)	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 14, 2010

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2010

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for Fiscal Year ended March 31, 2010. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2010

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

V.	Business Results (Non-Consolidated Operating Revenues)

VI.	Non-Consolidated Comparative Statements of Cash Flows

VII.	Changes in NTT Communications Directors (Subject to Shareholder’s Approval)

#     #     #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Rui Ogawa or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for Fiscal Year Ended March 31, 2010

NTT Communications Corporation (NTT Com) announced today that its non-consolidated financial results for the fiscal year ended March 31, 2010 include a decrease in net income of 31.9% year-on-year to 60.6 billion yen, a decrease in operating revenues of 4.3% to 1,079.2 billion yen and a decrease in operating income of 3.3% to 97.5 billion yen. Operating expenses, however, shrank 4.3% to 981.7 billion yen.

All results are based on accounting principles generally accepted in Japan.

BACKGROUND

While the effects of the global financial crisis that began in fall 2008 started to ease in the United States and various Asian countries as a result of stimulus measures, the outlook remained unclear for the European and Japanese economies, the latter due to ongoing deflation, the yen’s persistent strength, credit uncertainty and other factors. In the Japanese information and communication market, providers rapidly introduced new services and business models based on cloud computing as companies increasingly turned to ICT to raise their business efficiency.

BUSINESS STRATEGIES

NTT Com also strengthened its services based on two core concepts in NTT Communications group’s Business Vision 2010 growth strategy: “ICT Solution Partner” for business customers and “‘CreativE-life’ for Everyone” for individual customers. Emphasis was placed primarily on meeting customers’ demands for “total, global and one-stop solutions”, and for services that “support social prosperity and safe and convenient lifestyles.”

NTT Com further augmented its consulting-type sales and services. These enhancements are intended to develop services to help NTT Com’s business customers meet special needs through ICT solutions, assist global businesses to implement the strategy of “bridging the world with Japanese quality” in various fields, and enhance points of contact with customers through the utilization of NTT Com’s extensive customer base. In addition, NTT Com endeavored to actively expand its Internet-based businesses with new services and business models.

To better realize the company’s primary mission encapsulated in the slogan of “bridge” and “continue to bridge”, enhancements were carried out in seven core business domains — Solutions, Network Management, Security, Global, Ubiquitous, Portal/engine and Managed-quality Operations — and growth strategies were focused on maximizing synergies throughout the NTT Communications group. Under the above-referenced mission statement, NTT Com promoted the transformation of its business structure by focusing corporate resources on the company’s seven core business domains discussed above. NTT Com also directed its efforts toward the training and development of professionals with expert knowledge or skills to support these businesses, reforming its delivery process, improving the quality of its operations and creating new services.

Services for business customers were strengthened with more seamless global offerings, including high value-added solutions and increased consulting-type sales and solutions in which the company helped customers solve problems as their “ICT Solution Partner.” Secure, high-quality cloud-based services were expanded under the BizCITYTM concept of providing companies with ICT environments for secure access to enterprise services from any place at anytime. Customers used these service to rationalize business assets, lower investment risks and outsource systems.

In global businesses, in response to the needs of Japanese and multinational companies for high-quality services that provide seamless functionality both domestically and abroad, NTT Com also provided total, highly value-added ICT solutions that combine network integration services with data center, security and server-management services. To support the expansion and strengthening of its global services, NTT Com opened new data centers and offices, as well as acquiring Pacific Crossing Limited, the operator of the PC-1 trans-Pacific submarine cable, and Integralis AG, a leading provider of IT security services.

In Internet-based businesses, NTT Com expanded the customer base for its OCN- and Plala-brands through proactive marketing centered on fiber optic services and by providing a diverse range of services. NTT Com leveraged the comprehensive strengths of the NTT Communications group, including NTT Resonant and NTT Plala, to develop integrated Internet-related services for ISPs, 050-prefix IP telephone, video distribution and consumer-generated media. NTT Plala’s Hikari TV service expanded its subscriber base to more than one million users as of March 31, 2010 by expanding the service area for IP re-broadcasts of digital terrestrial television and offering more high-definition content.

In summary, NTT Com further stabilized its revenue structure by meeting increasingly diverse and sophisticated market demands, enhancing on-site customer-support capabilities and the interpersonal skills of frontline personnel, and focusing steadily on the needs of its customers.

OPERATING RESULTS

IP service revenues increased 10.7 billion yen, or 3%, to 364.8 billion yen as a result of expanded OCN and VPN revenues. Voice transmission and data communication service revenues continued to fall, decreasing by 34.8 billion yen, or 8.4%, to 378.9 billion yen and 13 billion yen, or 9.8%, to 120.1 billion yen, respectively. Although the global economy has begun to show positive signs of recovery, solution services revenues, which had risen in previous years, declined 10.5 billion yen, or 5.3%, to 186.5 billion yen as economic prospects for the foreseeable future remained unclear. Total operating revenues decreased 47.9 billion yen, or 4.3%, to 1,079.2 billion yen.

Tighter cost controls through further process enhancement resulted in purchases of goods and services expenses declining by 30.1 billion yen, or 5.9%, to 479.9 billion yen. Communication network charges decreased 11.1 billion yen, or 4%, to 268.8 billion yen due to lower voice transmission service revenues. Total operating expenses declined by 44.5 billion yen, or 4.3%, to 981.7 billion yen.

Operating income declined by 3.3 billion yen, or 3.3%, to 97.5 billion yen. Net income decreased 28.3 billion yen, or 31.9%, to 60.6 billion yen, reflecting the absence of the one-time gain in the previous year for special profits due to sales of real estate and stocks.

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,125	145,984	859
Antenna facilities	1,862	1,756	(105)
Terminal equipment	1,348	1,180	(168)
Local line facilities	777	797	20
Long-distance line facilities	9,558	8,728	(829)
Engineering facilities	59,045	56,876	(2,168)
Submarine line facilities	4,728	14,029	9,300
Buildings	125,604	126,148	544
Structures	3,088	3,069	(19)
Other machinery and equipment	177	159	(17)
Vehicles and vessels	18	27	8
Tools, furniture and fixtures	34,282	33,473	(808)
Land	43,672	43,221	(451)
Lease assets	6,537	5,675	(861)
Construction in progress	25,323	15,428	(9,895)
Total property, plant and equipment	461,150	456,557	(4,592)
Intangible fixed assets	93,692	82,188	(11,504)
Total fixed assets - telecommunications businesses	554,843	538,746	(16,097)
Investments and other assets
Investment securities	94,539	108,497	13,958
Investments in subsidiaries and affiliated companies	134,544	167,860	33,316
Investment in capital	28	92	63
Contributions to affiliated companies	2,559	2,559	—
Long-term prepaid expenses	1,893	2,602	708
Deferred income taxes	61,222	40,291	(20,930)
Other investments and assets	24,582	25,393	811
Allowance for doubtful accounts	(316)	(294)	21
Total investments and other assets	319,053	347,003	27,949
Total fixed assets	873,897	885,749	11,852

Current assets:
Cash and bank deposits	56,292	42,673	(13,618)
Notes receivable	82	59	(23)
Accounts receivable, trade	186,265	192,761	6,495
Accounts receivable, other	24,937	2,330	(22,606)
Lease investment assets	8,191	10,645	2,453
Securities	16	10	(6)
Supplies	7,338	6,576	(762)
Advance payment	2,090	2,423	332
Prepaid expenses	3,221	3,320	98
Deferred income taxes	3,888	4,078	190
Subsidiary deposits	36,785	17,408	(19,376)
Other current assets	11,110	5,378	(5,732)
Allowance for doubtful accounts	(1,295)	(1,633)	(338)
Total current assets	338,926	286,031	(52,894)

TOTAL ASSETS	1,212,823	1,171,781	(41,042)

	(Millions of yen)
	March 31, 2009	March 31, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	188,721	144,383	(44,337)
Lease obligations	14,568	14,623	55
Liability for employees’ retirement benefits	72,924	76,841	3,917
Reserve for point services	2,987	3,377	390
Reserve for unused telephone cards	5,451	6,442	991
Other long-term liabilities	11,047	10,503	(544)
Total long-term liabilities	295,700	256,172	(39,527)
Current liabilities:
Current portion of long-term borrowings from parent company	122,121	44,337	(77,783)
Accounts payable, trade	31,533	27,289	(4,244)
Short-term borrowings	—	374	374
Lease obligations	5,424	6,175	750
Accounts payable, other	151,587	181,152	29,565
Accrued expenses	6,426	5,888	(537)
Accrued taxes on income	925	828	(97)
Advance received	7,320	5,393	(1,927)
Deposit received	6,875	5,440	(1,435)
Unearned revenue	67	275	207
Allowance for losses on construction	283	285	2
Other current liabilities	1,271	783	(487)
Total current liabilities	333,837	278,227	(55,610)

TOTAL LIABILITIES	629,538	534,400	(95,138)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus	213,363	259,058	45,694
Reserve for special account for property replacement	2,457	2,457	0
Accumulated earned surplus	210,905	256,600	45,694
Total earned surplus	213,363	259,058	45,694
Total shareholders’ equity	556,742	602,437	45,694
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	26,542	35,057	8,515
Deferred gains or losses on hedges	—	(113)	(113)
Total unrealized gains (losses), translation adjustments, and others	26,542	34,943	8,401

TOTAL NET ASSETS	583,284	637,381	54,096

TOTAL LIABILITIES AND NET ASSETS	1,212,823	1,171,781	(41,042)

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Telecommunications businesses:
Operating revenues	945,565	908,160	(37,405)
Operating expenses
Business expenses	242,895	234,609	(8,286)
Maintenance expenses	89,860	88,873	(987)
Overhead expenses	12,215	11,382	(833)
Administration	82,614	76,801	(5,813)
Experiment and research	16,986	15,451	(1,535)
Depreciation and amortization	109,446	104,932	(4,514)
Retirement of fixed assets	9,087	9,919	831
Access charges	271,219	255,117	(16,101)
Miscellaneous taxes	10,904	10,879	(25)
Total operating expenses	845,232	807,966	(37,266)
Operating income from telecommunications businesses	100,332	100,193	(139)
Supplementary businesses:
Operating revenues	181,624	171,108	(10,516)
Operating expenses	181,083	173,787	(7,295)
Operating income (losses) from supplementary businesses	541	(2,679)	(3,220)
Operating income	100,874	97,513	(3,360)

Non-operating revenues:
Interest income	785	72	(713)
Dividends received	9,330	7,903	(1,427)
Lease and rental income	15,380	14,430	(949)
Miscellaneous income	6,892	2,679	(4,213)
Total non-operating revenues	32,389	25,085	(7,304)
Non-operating expenses:
Interest expenses	6,339	4,173	(2,166)
Lease and rental expenses	9,575	8,761	(814)
Miscellaneous expenses	3,773	1,138	(2,634)
Total non-operating expenses	19,688	14,072	(5,615)
Recurring profit	113,575	108,526	(5,048)

Special profits:
Gains on sales of investments in affiliated companies	3,343	—	(3,343)
Gains on sales of fixed assets	26,316	—	(26,316)
Settlement package received	6,340	—	(6,340)
Total special profits	36,000	—	(36,000)
Special losses:
Write-off of investments in affiliated companies	7,495	—	(7,495)
Total special losses	7,495	—	(7,495)

Income before income taxes	142,080	108,526	(33,553)
Corporation, inhabitant, and enterprise taxes	(13,201)	32,767	45,968
Deferred tax expenses (benefits)	66,211	15,063	(51,147)
Net income	89,070	60,695	(28,375)

IV. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2009	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for special account for property replacement	Accumulated earned surplus
March 31, 2008	211,763	131,615	131,615	—	139,293	139,293	482,672	55,261	—	55,261	537,934

Net change during the annual period
Cash dividends					(15,000)	(15,000)	(15,000)				(15,000)
Net income					89,070	89,070	89,070				89,070
Provision of reserve for special account for property replacement				2,457	(2,457)						—
Others, net								(28,719)		(28,719)	(28,719)
Total net change during the annual period	—	—	—	2,457	71,612	74,070	74,070	(28,719)	—	(28,719)	45,350

March 31, 2009	211,763	131,615	131,615	2,457	210,905	213,363	556,742	26,542	—	26,542	583,284

Year ended March 31, 2010	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for special account for property replacement	Accumulated earned surplus
March 31, 2009	211,763	131,615	131,615	2,457	210,905	213,363	556,742	26,542	—	26,542	583,284

Net change during the annual period
Cash dividends					(15,000)	(15,000)	(15,000)				(15,000)
Net income					60,695	60,695	60,695				60,695
Provision of reserve for special account for property replacement				0	(0)						—
Others, net								8,515	(113)	8,401	8,401
Total net change during the annual period	—	—	—	0	45,694	45,694	45,694	8,515	(113)	8,401	54,096

March 31, 2010	211,763	131,615	131,615	2,457	256,600	259,058	602,437	35,057	(113)	34,943	637,381

V. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	413,825	378,944	(34,881)	(8.4)
IP services revenues	354,080	364,871	10,790	3.0
Open computer network services revenues*	157,074	163,121	6,047	3.8
IP-Virtual private network services revenues*	77,957	78,092	135	0.2
Wide-Area Ethernet services revenues*	55,693	57,678	1,985	3.6
Data communications revenues (excluding IP services revenues)	133,215	120,154	(13,060)	(9.8)
Leased circuit services revenues*	95,972	88,571	(7,401)	(7.7)
Solution services revenues	197,079	186,539	(10,539)	(5.3)
Others	28,989	28,759	(230)	(0.8)

Total operating revenues	1,127,190	1,079,268	(47,922)	(4.3)

*	Partial listing only

VI. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2009	Year ended March 31, 2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	142,080	108,526	(33,553)
Depreciation and amortization	121,131	118,448	(2,683)
Loss on disposal of property, plant and equipment	4,939	6,507	1,567
Gains on sales of fixed assets	(26,857)	(247)	26,610
Increase (decrease) in allowance for doubtful accounts	(1,058)	317	1,375
Increase (decrease) in liability for employees’ retirement benefits	2,262	3,917	1,654
Write-off of investments in affiliated companies	7,495	—	(7,495)
Gains on sales of investments in affiliated companies	(3,343)	—	3,343
(Increase) decrease in accounts receivable	14,963	591	(14,372)
(Increase) decrease in inventories	(212)	762	974
Increase (decrease) in accounts payable and accrued expenses	(33,992)	(653)	33,339
Increase (decrease) in accrued consumption tax	(1,781)	2,052	3,833
Other	2,889	(4,100)	(6,989)

Sub-total	228,515	236,122	7,606
Interest and dividends received	10,400	7,975	(2,425)
Interest paid	(6,812)	(4,822)	1,990
Income taxes received (paid)	4,843	14,544	9,700

Net cash provided by (used in) operating activities	236,947	253,818	16,871

Cash flows from investing activities:
Payments for property, plant and equipment	(105,321)	(112,670)	(7,348)
Proceeds from sale of property, plant and equipment	27,918	1,004	(26,914)
Payments for purchase of investment securities	(82,592)	(27,177)	55,415
Proceeds from sale of investment securities	31,653	15	(31,638)
Payments for long-term loans	(13,271)	—	13,271
Proceeds from long-term loans receivable	89,365	112	(89,253)
Other	(6,175)	(3,276)	2,898

Net cash provided by (used in) investing activities	(58,422)	(141,992)	(83,569)

Cash flows from financing activities:
Payments for settlement of long-term debt	(103,923)	(122,121)	(18,197)
Net increase (decrease) in short-term borrowings	(13,538)	374	13,913
Payments for settlement of lease obligations	(1,778)	(7,388)	(5,610)
Dividends paid	(15,000)	(15,000)	—

Net cash provided by (used in) financing activities	(134,241)	(144,135)	(9,894)

Effect of exchange rate changes on cash and cash equivalents	(25)	(14)	11
Net increase (decrease) in cash and cash equivalents	44,258	(32,322)	(76,581)
Cash and cash equivalents at beginning of year	48,819	93,077	44,258

Cash and cash equivalents at end of year	93,077	60,755	(32,322)

VII. Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

(1)	Senior Executive Vice President scheduled to resign from office

Masae Tamura	Current position: Senior Executive Vice President (Scheduled to be appointed as NTT Communications’s advisor)

(2)	Candidates for Representative Directors

(1)	Candidate scheduled to take office as President and CEO

Akira Arima	Current position: Senior Executive Vice President

(2)	Candidates scheduled to take office as Senior Executive Vice President

Shinobu Umino	Current position: Senior Executive Vice President

Sadao Maki	Current position: Executive Vice President

(Notes)

1.	The current President and CEO Hiromi Wasai is expected to become NTT Communications’s Chief Executive Counselor, Member of the Board.
2.	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2009	As of March 31, 2010
Myline registrations for inter-prefectural long-distance calls	24,477,000 (subscriber market share: 77.5%)	23,373,000 (subscriber market share: 79.7%)
Myline registrations for international calls	22,170,000 (subscriber market share: 75.9%)	21,307,000 (subscriber market share: 78.2%)

Traffic

		April 1, 2008 to March 31, 2009	April 1, 2009 to March 31, 2010
Traffic*	Number of calls	7.27 billion	**
	Duration of calls	260 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2009	As of March 31, 2010
OCN service subscribers	7,367,000	7,892,000

Main network services for business customers

	As of March 31, 2009	As of March 31, 2010
Business customers of main network services	456,000	455,000
Leased circuits*	26,000	25,000
Frame relay/Cell relay*	8,000	6,000
IP-VPN*	116,000	109,000
Group-VPN*	70,000	76,000
OCN Internet access*	204,000	208,000
Ethernet services (e-VLAN)*	32,000	31,000

*	Partial listing only

Data centers

	As of March 31, 2009		As of March 31, 2010
Co-location service users	530		520
Data centers*	69 in Japan 27 overseas		68 in Japan 31 overseas
Total size of domestic data centers	Approx. 67,000m	[2]	Approx. 68,000m	[2]

*	Domestic centers are those that have applied for Information Security Management System approval.

May 14, 2010

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for Fiscal Year Ended March 31, 2010

Contents

pages
1. Number of Subscribers	1

2. Number of Employees	2

3. Capital Investment	2

4. Financial Results and Projections	3~5

5. Average Monthly Revenue per Unit (ARPU)	6

6. Interest-Bearing Liabilities (Consolidated)	7

7. Indices (Consolidated)	7

(Quarterly Financial Results for the Fiscal Year Ended March 31, 2010)	8~10

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2009	B As of Mar. 31, 2010		C As of Mar. 31, 2011 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Line	36,361	33,238	(3,123)	30,213	(3,024)
NTT East	17,983	16,394	(1,589)	14,884	(1,510)
NTT West	18,378	16,844	(1,534)	15,330	(1,514)
INS-Net	5,724	5,092	(632)	4,467	(625)
NTT East	2,984	2,646	(338)	2,306	(340)
NTT West	2,740	2,446	(295)	2,160	(285)
INS-Net 64	5,234	4,648	(586)	4,075	(573)
NTT East	2,669	2,361	(308)	2,050	(311)
NTT West	2,565	2,287	(278)	2,025	(262)
INS-Net 1500	49	44	(5)	39	(5)
NTT East	31	29	(3)	26	(3)
NTT West	18	16	(2)	14	(2)
Telephone Subscriber Line + INS-Net	42,085	38,330	(3,755)	34,680	(3,650)
NTT East	20,966	19,040	(1,926)	17,190	(1,850)
NTT West	21,118	19,290	(1,829)	17,490	(1,800)
FLET’S ISDN	304	241	(63)	185	(56)
NTT East	154	119	(35)	86	(33)
NTT West	150	122	(28)	98	(23)
FLET’S ADSL	3,992	3,381	(610)	2,802	(579)
NTT East	2,058	1,700	(358)	1,350	(350)
NTT West	1,934	1,681	(252)	1,452	(229)
FLET’S Hikari	11,134	13,251	2,117	15,351	2,100
NTT East	6,291	7,533	1,242	8,783	1,250
NTT West	4,843	5,718	874	6,568	850
Optical IP Phone Services (“Hikari Denwa”)	8,011	10,142	2,131	12,242	2,100
NTT East	4,248	5,420	1,172	6,620	1,200
NTT West	3,762	4,722	959	5,622	900
Conventional Leased Circuit	320	297	(23)	275	(22)
NTT East	161	148	(13)	134	(14)
NTT West	160	149	(10)	141	(8)
High Speed Digital	212	188	(24)	171	(17)
NTT East	114	100	(14)	89	(11)
NTT West	98	88	(10)	82	(6)
NTT Group Major ISPs	10,607	11,280	673	11,800	520
OCN*	7,367	7,892	526	8,300	408
Plala*	2,896	3,050	154	3,100	50
Mobile	54,601	56,082	1,481	57,450	1,370
FOMA*	49,040	53,203	4,163	56,220	3,020
i-mode	48,474	48,992	518	49,170	180
FOMA*	44,853	47,330	2,477	48,530	1,200

Notes:	1	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

	4	Number of Optical IP Phone Services is calculated by number of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	6	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,603,000 as of Mar. 31, 2010, and are forecasted to be 1,860,000 as of Mar. 31, 2011.

	7	Changes in number of mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2011 (Forecast) are forecasted net-increases.

	8	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Mar. 31, 2009	B As of Mar. 31, 2010		C As of Mar. 31, 2011 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated[1]	196,300	195,000	(1,300)	190,150	(4,850)
Core Group Companies
NTT (Holding Company)	2,900	2,900	0	2,900	0
NTT East	5,750	5,850	100	5,750	(100)
NTT West	5,700	5,650	(50)	5,550	(100)
NTT Communications	8,350	8,350	0	8,350	0
NTT DATA (Consolidated)	31,750	34,550	2,800	35,850	1,300
NTT DOCOMO (Consolidated)	21,850	22,300	450	22,600	300
(Reference) Outsourcing Companies[2]
East Outsourcing Companies	40,100	37,900	(2,200)	35,400	(2,500)
West Outsourcing Companies	43,500	40,300	(3,200)	37,150	(3,150)

Notes:	1	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYOMINAMI and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year, as described below:

—     As of Mar. 31, 2009 (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,150 employees)

—     As of Mar. 31, 2010 (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,050 employees)

—     As of Mar. 31, 2011 (Forecast) (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,550 employees)

3.	Capital Investment

	(Billions of yen)
	A Year Ended Mar. 31, 2009	B Year Ended Mar. 31, 2010		C Year Ending Mar. 31, 2011 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	2,145.1	1,987.1	(157.9)	1,960.0	(27.1)
Core Group Companies
NTT (Holding Company)	45.0	40.6	(4.4)	38.0	(2.6)
NTT East	469.0	454.8	(14.2)	430.0	(24.8)
NTT West	378.2	391.1	12.9	380.0	(11.1)
NTT Communications	112.8	107.6	(5.2)	118.0	10.4
NTT DATA (Consolidated)	180.0	162.5	(17.4)	150.0	(12.5)
NTT DOCOMO (Consolidated)	737.6	686.5	(51.1)	675.0	(11.5)
Details of Capital Investment
NTT (Holding Company)	45.0	40.6	(4.4)	38.0	(2.6)
R&D Facilities	40.6	34.8	(5.8)	34.0	(0.8)
Joint Facilities	4.3	5.7	1.3	4.0	(1.7)
NTT East	469.0	454.8	(14.2)	430.0	(24.8)
Service Expansion and Improvement	439.8	424.1	(15.7)	406.0	(18.1)
Voice Transmission	150.6	158.5	7.9	155.0	(3.5)
Data Transmission	65.5	51.4	(14.1)	50.0	(1.4)
Leased Circuit	223.6	214.1	(9.5)	200.0	(14.1)
Telegraph	0.0	0.0	(0.0)	1.0	1.0
R&D Facilities	2.6	2.1	(0.5)	3.0	0.9
Joint Facilities	26.5	28.6	2.0	21.0	(7.6)
NTT West	378.2	391.1	12.9	380.0	(11.1)
Service Expansion and Improvement	361.1	376.2	15.1	366.0	(10.2)
Voice Transmission	160.6	179.0	18.3	178.0	(1.0)
Data Transmission	46.5	43.6	(2.8)	50.0	6.4
Leased Circuit	153.8	153.5	(0.3)	137.0	(16.5)
Telegraph	0.0	0.0	0.0	1.0	1.0
R&D Facilities	1.3	1.0	(0.2)	2.0	1.0
Joint Facilities	15.7	13.8	(1.9)	12.0	(1.8)
NTT Communications	112.8	107.6	(5.2)	118.0	10.4
Service Expansion and Improvement	72.2	74.0	1.7	82.0	8.0
Voice Transmission	49.5	54.8	5.2	64.0	9.2
Data Transmission	18.0	15.3	(2.7)	15.0	(0.3)
Leased Circuit	4.6	3.8	(0.8)	3.0	(0.8)
R&D Facilities	1.0	1.2	0.1	2.0	0.8
Joint Facilities	39.5	32.4	(7.1)	34.0	1.6
Optical Access Network Investment
NTT East	196.0	199.0	3.0	Approx.190.0	(9.0)
coverage rate (%)	91%	92%		93%
NTT West	120.0	123.0	3.0	Approx.120.0	(3.0)
coverage rate (%)	89%	89%		89%

Note:	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Year Ended Mar. 31, 2009	B Year Ended Mar. 31, 2010		C Year Ending Mar. 31, 2011 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,416.3	10,181.4	(234.9)	10,160.0	(21.4)
Fixed Voice Related Services	2,581.0	2,355.6	(225.4)	—	—
Mobile Voice Related Services	2,283.9	2,150.7	(133.2)	—	—
IP/Packet Communications Services	2,898.0	3,113.4	215.4	—	—
Sales of Telecommunications Equipment	709.6	598.3	(111.3)	—	—
System Integration	1,211.7	1,242.7	31.0	—	—
Other	732.1	720.6	(11.5)	—	—
Operating Expenses	9,306.6	9,063.7	(242.9)	8,995.0	(68.7)
Cost of Services (exclusive of items shown separately below)	2,436.2	2,426.7	(9.5)	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	936.1	798.9	(137.2)	—	—
Cost of Systems Integration (exclusive of items shown separately below)	788.3	817.1	28.8	—	—
Depreciation and Amortization	2,139.2	2,012.1	(127.1)	—	—
Impairment Loss	4.3	4.6	0.2	—	—
Selling, General and Administrative Expenses	2,993.2	3,000.4	7.2	—	—
Write-Down of Goodwill and Other Intangible Assets	9.2	3.9	(5.3)	—	—
Operating Income	1,109.8	1,117.7	7.9	1,165.0	47.3
Income Before Income Taxes	1,105.2	1,120.1	14.9	1,155.0	34.9
Net Income Attributable to NTT	538.7	492.3	(46.4)	500.0	7.7
	(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	1,971.3	2,008.2	36.8	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,778.8	4,647.3	(131.5)	—	—
Loss on Disposal of Property, Plant and Equipment	178.3	165.2	(13.1)	—	—
Other Expenses	225.4	222.4	(3.0)	—	—
Total	7,153.8	7,043.1	(110.7)	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	363.7	379.0	15.2	392.0	12.9
Operating Expenses	170.4	165.4	(4.9)	163.0	(2.4)
Operating Income	193.3	213.5	20.1	229.0	15.4
Non-Operating Revenues	49.9	47.9	(1.9)	47.0	(0.9)
Non-Operating Expenses	46.8	45.9	(0.8)	44.0	(1.9)
Recurring Profit	196.4	215.5	19.0	232.0	16.4
Net Income	195.9	215.7	19.7	232.0	16.2

Note:	With the application of the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007, relating to noncontrolling interests in consolidated financial statements from the fiscal year ending Mar. 31, 2010, the presentation of consolidated “Net Income Attributable to NTT” for the fiscal year ended Mar. 31, 2009 has been conformed to the presentation for the fiscal year ended Mar. 31, 2010.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2009	B Year Ended Mar. 31, 2010		C Year Ending Mar. 31, 2011 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	1,952.9	1,928.6	(24.3)	1,920.0	(8.6)
Voice Transmission Services (excluding IP)	911.2	816.1	(95.0)	733.0	(83.1)
IP Services	563.9	645.5	81.6	724.0	78.4
Leased Circuit (excluding IP)	169.3	154.5	(14.8)	145.0	(9.5)
Telegraph	22.2	20.6	(1.5)	18.0	(2.6)
Other	159.0	153.4	(5.5)	300.0	8.2
Supplementary Business	127.2	138.2	11.0
Operating Expenses	1,916.2	1,881.0	(35.2)	1,865.0	(16.0)
Personnel	116.0	127.4	11.4	116.0	(11.4)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,268.5	1,236.8	(31.7)	1,223.0	(13.8)
Depreciation and Amortization	416.5	401.2	(15.2)	405.0	3.7
Loss on Disposal of Property, Plant and Equipment	39.8	42.3	2.4	47.0	4.6
Taxes and Public Dues	75.3	73.1	(2.2)	74.0	0.8
Operating Income	36.6	47.6	10.9	55.0	7.3
Non-Operating Revenues	69.2	61.6	(7.6)	56.0	(5.6)
Non-Operating Expenses	40.5	37.5	(3.0)	36.0	(1.5)
Recurring Profit	65.3	71.7	6.3	75.0	3.2
Net Income	77.5	50.5	(27.0)	45.0	(5.5)
NTT West (JPN GAAP)
Operating Revenues	1,824.3	1,780.8	(43.4)	1,741.0	(39.8)
Voice Transmission Services (excluding IP)	896.4	798.1	(98.2)	726.0	(72.1)
IP Services	460.4	525.5	65.1	578.0	52.4
Leased Circuit (excluding IP)	149.1	140.4	(8.6)	132.0	(8.4)
Telegraph	25.7	24.1	(1.6)	20.0	(4.1)
Other	138.2	133.8	(4.4)	285.0	(7.4)
Supplementary Business	154.3	158.6	4.3
Operating Expenses	1,816.5	1,762.3	(54.2)	1,716.0	(46.3)
Personnel	115.6	126.7	11.1	110.0	(16.7)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,183.7	1,137.3	(46.3)	1,121.0	(16.3)
Depreciation and Amortization	405.0	386.9	(18.0)	374.0	(12.9)
Loss on Disposal of Property, Plant and Equipment	42.9	43.1	0.2	43.0	(0.1)
Taxes and Public Dues	69.2	68.0	(1.1)	68.0	(0.0)
Operating Income	7.7	18.4	10.7	25.0	6.5
Non-Operating Revenues	52.1	51.1	(0.9)	48.0	(3.1)
Non-Operating Expenses	40.3	39.3	(1.0)	36.0	(3.3)
Recurring Profit	19.5	30.3	10.8	37.0	6.6
Net Income	15.4	24.8	9.4	29.0	4.1

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2010 include monthly charges, call charges and interconnection charges of 562.9 billion yen, 84.1 billion yen and 101.1 billion yen for NTT East, and 550.9 billion yen, 74.9 billion yen and 110.5 billion yen for NTT West, respectively.

	2	Operating Revenues from IP Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2010 include FLET’S Hikari and Optical IP telephone (Hikari Denwa) charges (including monthly charges, call charges and connection device charges) of 362.8 billion yen and 107.4 billion yen for NTT East, and 279.5 billion yen and 87.6 billion yen for NTT West, respectively.

—  FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Year Ended Mar. 31, 2009	B Year Ended Mar. 31, 2010		C Year Ending Mar. 31, 2011 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,127.1	1,079.2	(47.9)	1,035.0	(44.2)
Voice Transmission Services (excluding IP)	413.8	378.9	(34.8)	340.0	(38.9)
IP Services	354.0	364.8	10.7	363.0	(1.8)
Data Transmission Services (excluding IP)	133.2	120.1	(13.0)	109.0	(11.1)
Leased Circuit*	95.9	88.5	(7.4)	85.0	(3.5)
Solutions Business	197.0	186.5	(10.5)	196.0	9.4
Other	28.9	28.7	(0.2)	27.0	(1.7)
Operating Expenses	1,026.3	981.7	(44.5)	955.0	(26.7)
Personnel	93.9	94.8	0.9	95.0	0.1
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	510.0	479.9	(30.1)	728.0	(20.8)
Communication Network Charges	280.0	268.8	(11.1)
Depreciation and Amortization	121.1	116.0	(5.0)	111.0	(5.0)
Loss on Disposal of Property, Plant and Equipment	9.5	10.2	0.7	9.0	(1.2)
Taxes and Public Dues	11.6	11.7	0.0	12.0	0.2
Operating Income	100.8	97.5	(3.3)	80.0	(17.5)
Non-Operating Revenues	32.3	25.0	(7.3)	21.0	(4.0)
Non-Operating Expenses	19.6	14.0	(5.6)	11.0	(3.0)
Recurring Profit	113.5	108.5	(5.0)	90.0	(18.5)
Net Income	89.0	60.6	(28.3)	52.0	(8.6)
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,139.0	1,142.9	3.8	1,200.0	57.0
Before Segment Revision
Systems Integration	889.0	879.1	(9.9)	—	—
Network System Services	78.2	83.1	4.8	—	—
Others	266.2	276.3	10.1	—	—
Elimination or Corporate	(94.4)	(95.7)	(1.2)	—	—
After Segment Revision
Public & Financial IT Services Company	—	771.0	—	791.0	—
Global IT Services Company	—	338.1	—	389.0	—
Solutions & Technologies Company	—	154.1	—	181.0	—
Elimination or Corporate	—	(120.4)	—	(161.0)	—
Cost of Sales	861.9	870.5	8.6	907.0	36.4
Gross Profit	277.1	272.3	(4.7)	293.0	20.6
Selling and General Expense	178.6	190.6	12.0	203.0	12.3
Operating Income	98.5	81.6	(16.8)	90.0	8.3
Non-Operating Income (loss)	(2.9)	(5.9)	(2.9)	(3.0)	2.9
Recurring Profit	95.5	75.7	(19.8)	87.0	11.2
Net Income	48.3	35.6	(12.6)	47.0	11.3
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,448.0	4,284.4	(163.6)	4,222.0	(62.4)
Wireless Services	3,841.1	3,776.9	(64.2)	3,745.0	(31.9)
Mobile Services	3,661.3	3,499.5	(161.8)	3,405.0	(94.5)
Voice	2,149.6	1,910.5	(239.1)	1,706.0	(204.5)
Packet Communications	1,511.7	1,589.0	77.3	1,699.0	110.0
Other revenues	179.8	277.5	97.7	340.0	62.5
Equipment sales	606.9	507.5	(99.4)	477.0	(30.5)
Operating Expenses	3,617.0	3,450.2	(166.9)	3,382.0	(68.2)
Personnel	254.1	258.3	4.1	267.0	8.7
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,133.6	2,122.9	(10.7)	2,073.0	(49.9)
Depreciation and Amortization	804.2	701.1	(103.0)	682.0	(19.1)
Loss on Disposal of Property, Plant and Equipment	69.7	47.0	(22.7)	49.0	2.0
Communication Network Charges	316.7	281.9	(34.8)	271.0	(10.9)
Taxes and Public Dues	38.7	38.9	0.2	40.0	1.1
Operating Income	831.0	834.2	3.3	840.0	5.8
Non-Operating Income (loss)	(50.5)	1.9	52.4	3.0	1.1
Income Before Income Taxes	780.5	836.2	55.7	843.0	6.8
Net Income Attributable to NTT DOCOMO	471.9	494.8	22.9	497.0	2.2

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2010 include revenues from telephone subscriber lines (202.4 billion yen). Operating Revenues from IP Services include revenues from OCN (163.1 billion yen), IP-VPN (78.0 billion yen) and Wide-area Ethernet (57.6 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (5.8 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (4.5 billion yen) and high-speed digital (39.4 billion yen).

	2	Segmentation of operating revenues for NTT DATA is scheduled to be revised starting from the fiscal year ending Mar. 31, 2011. As for the fiscal year ended Mar. 31, 2010, operating revenues according to the revised segmentation are stated together with those according to the conventional segmentation for reference purposes.

	3	With the application of the accounting pronouncement issued by FASB in December 2007, relating to noncontrolling interests in consolidated financial statements from the fiscal year ending Mar. 31, 2010, the presentation of the consolidated “Net Income Attributable to NTT DOCOMO” in “NTT DOCOMO Consolidated (US GAAP)” for the fiscal year ended Mar. 31, 2009 has been conformed to the presentation for the fiscal year ended Mar. 31, 2010.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2009 (From Apr. to Jun., 2009)	Three Months Ended Sept. 30, 2009 (From Jul. to Sept., 2009)	Three Months Ended Dec. 31, 2009 (From Oct. to Dec., 2009)	Three Months Ended Mar. 31, 2010 (From Jan. to Mar., 2010)	Year Ended Mar. 31, 2009	Year Ended Mar. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,000	2,990	2,990	2,960	3,050	2,980	2,930
Telephone Subscriber Lines ARPU	2,630	2,620	2,630	2,590	2,670	2,620	2,570
INS-NET Subscriber Lines ARPU	5,240	5,240	5,250	5,210	5,310	5,240	5,170
FLET’S Hikari ARPU	5,640	5,730	5,780	5,800	5,580	5,740	5,890
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,850	2,860	2,860	2,820	2,900	2,850	2,790
Telephone Subscriber Lines ARPU	2,530	2,530	2,530	2,510	2,570	2,530	2,490
INS-NET Subscriber Lines ARPU	5,040	5,050	5,050	5,010	5,120	5,040	4,920
FLET’S Hikari ARPU	5,680	5,780	5,820	5,840	5,620	5,780	5,930
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,440	5,420	5,470	5,060	5,710	5,350	5,110
Voice ARPU (FOMA+mova)	3,010	2,970	3,030	2,590	3,330	2,900	2,550
Packet ARPU (FOMA+mova)	2,430	2,450	2,440	2,470	2,380	2,450	2,560
i-mode ARPU (FOMA+mova)*	2,380	2,390	2,370	2,380	2,340	2,380	2,440
ARPU generated purely from i-mode (FOMA+mova)	2,610	2,630	2,610	2,640	2,550	2,620	2,730
Mobile Aggregate ARPU (FOMA)	5,610	5,560	5,600	5,150	6,010	5,480	5,170
Voice ARPU (FOMA)	3,010	2,970	3,040	2,590	3,360	2,900	2,550
Packet ARPU (FOMA)	2,600	2,590	2,560	2,560	2,650	2,580	2,620
i-mode ARPU (FOMA)*	2,540	2,520	2,480	2,470	2,590	2,500	2,490
ARPU generated purely from i-mode (FOMA)	2,740	2,730	2,700	2,710	2,760	2,720	2,780
Mobile Aggregate ARPU (mova)	3,550	3,500	3,460	3,250	3,750	3,460	3,230
Voice ARPU (mova)	2,940	2,890	2,880	2,690	3,090	2,870	2,710
i-mode ARPU (mova)	610	610	580	560	660	590	520
ARPU generated purely from i-mode (mova)	840	830	810	790	870	820	760

*	Partial listing only

Notes:	1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•        Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•        FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and device connection charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

—     Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service”, a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 have been revised to include revenues from Remote Support Service.

Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen and 30 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT East’s Remote Support Service contributed, respectively, 50 yen, 60 yen, 80 yen, 80 yen, 70 yen and 100 yen, to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, Mar.31, 2010, the fiscal year ended Mar. 31, 2010 and the forecast for the fiscal year ending Mar. 31, 2011 (representing, respectively, 0.9%, 1.0%, 1.4%, 1.4%, 1.2% and 1.7% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen and 0 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.0%, 0.0%, 0.0%, 0.0% and 0.0% of NTT West’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 10 yen, 30 yen, 40 yen, 20 yen and 60 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, Dec. 31, 2009, Mar. 31, 2010, the fiscal year ended Mar. 31, 2010 and the forecast for the fiscal year ending Mar. 31, 2011 (representing, respectively, 0.0%, 0.2%, 0.5%, 0.7%, 0.3% and 1.0% of NTT West’s total FLET’S Hikari ARPU for the same periods).

2       Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3       For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

4       In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5       For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6 We compute ARPU for our mobile business using three aggregate measures.

• Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, attributable to our FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, attributable to our mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA and mova services.

• Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet communication charges attributable to our i-mode-related FOMA services.

• Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscriptions for FOMA+mova, FOMA and mova, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

— FY Forecast: the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2009	As of Mar. 31, 2010	As of Mar. 31, 2011 (Forecast)

Interest-Bearing Liabilities	4,899.3	4,491.7	4,300.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2009	Year Ended Mar. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)
EBITDA	3,369.8 billion yen	3,240.8 billion yen	3,220.0 billion yen
EBITDA Margin	32.4%	31.8%	31.7%
Operating FCF	1,224.8 billion yen	1,253.7 billion yen	1,260.0 billion yen
ROCE	5.4%	5.4%	5.6%

Note:	Reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2009	Year Ended Mar. 31, 2010	Year Ending Mar. 31, 2011 (Forecast)

EBITDA (a+b)	3,369.8 billion yen	3,240.8 billion yen	3,220.0 billion yen
a Operating Income	1,109.8 billion yen	1,117.7 billion yen	1,165.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	2,123.1 billion yen	2,055.0 billion yen
EBITDA Margin [(c/d)×100]	32.4%	31.8%	31.7%
a Operating Income	1,109.8 billion yen	1,117.7 billion yen	1,165.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	2,123.1 billion yen	2,055.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	3,240.8 billion yen	3,220.0 billion yen
d Operating Revenues	10,416.3 billion yen	10,181.4 billion yen	10,160.0 billion yen
Operating FCF [(c-d)]	1,224.8 billion yen	1,253.7 billion yen	1,260.0 billion yen
a Operating Income	1,109.8 billion yen	1,117.7 billion yen	1,165.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	2,123.1 billion yen	2,055.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	3,240.8 billion yen	3,220.0 billion yen
d Capital Investment	2,145.1 billion yen	1,987.1 billion yen	1,960.0 billion yen
ROCE [(b/c)×100]	5.4%	5.4%	5.6%
a Operating Income	1,109.8 billion yen	1,117.7 billion yen	1,165.0 billion yen
(Normal Statutory Tax Rate)	41%	41%	41%
b Operating Income × (1 - Normal Statutory Tax Rate)	655.8 billion yen	660.3 billion yen	688.3 billion yen
c Operating Capital Employed	12,142.7 billion yen	12,238.6 billion yen	12,354.4 billion yen

Note:

Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2009	Year Ended Mar. 31, 2010
NTT Consolidated Capital Investment	2,145.1	1,987.1
Payments for Property, Plant and Equipment	1,412.0	1,370.9
Acquisition of Intangible and Other Assets	617.0	553.3
Other Differences	116.1	62.9

Quarterly Financial Results for the Fiscal Year Ended March 31, 2010

	(Billions of yen)
	Year Ended Mar. 31, 2010	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009	Three Months Ended Dec. 31, 2009	Three Months Ended Mar. 31, 2010
NTT Consolidated (US GAAP)
Operating Revenues	10,181.4	2,502.9	2,495.2	2,527.6	2,655.7
Fixed Voice Related Services	2,355.6	599.2	595.3	586.5	574.7
Mobile Voice Related Services	2,150.7	540.0	544.6	557.8	508.3
IP/Packet Communications Services	3,113.4	761.3	774.7	780.4	797.0
Sales of Telecommunications Equipment	598.3	163.8	131.9	151.6	151.0
System Integration	1,242.7	283.8	283.3	282.8	392.9
Other	720.6	154.9	165.5	168.4	231.8
Operating Expenses	9,063.7	2,177.1	2,174.2	2,226.2	2,486.1
Cost of Services (exclusive of items shown separately below)	2,426.7	582.9	594.9	599.8	649.2
Cost of Equipment Sold (exclusive of items shown separately below)	798.9	213.6	173.8	191.2	220.4
Cost of Systems Integration (exclusive of items shown separately below)	817.1	182.2	179.2	180.7	275.0
Depreciation and Amortization	2,012.1	496.6	500.4	503.5	511.5
Impairment Loss	4.6	0.3	0.2	0.0	4.0
Selling, General and Administrative Expenses	3,000.4	701.7	725.7	750.9	822.0
Write-down of goodwill and other intangible assets	3.9	—	—	—	3.9
Operating Income	1,117.7	325.8	321.0	301.3	169.6
Income Before Income Taxes	1,120.1	325.9	317.7	298.3	178.2
Net Income Attributable to NTT	492.3	139.6	142.7	136.8	73.3
	(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	2,008.2	489.2	501.3	504.8	512.8
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,647.3	1,097.8	1,087.9	1,127.2	1,334.4
Loss on Disposal of Property, Plant and Equipment	165.2	35.2	29.4	36.0	64.6
Other Expenses	222.4	58.0	55.0	54.6	54.8
Total	7,043.1	1,680.2	1,673.6	1,722.7	1,966.6
NTT (Holding Company) (JPN GAAP)
Operating Revenues	379.0	179.0	39.4	116.7	43.7
Operating Expenses	165.4	36.6	37.1	37.4	54.1
Operating Income	213.5	142.3	2.2	79.2	(10.3)
Non-Operating Revenues	47.9	13.2	11.3	11.5	11.7
Non-Operating Expenses	45.9	11.6	10.8	12.8	10.5
Recurring Profit	215.5	143.9	2.7	77.8	(9.0)
Net Income	215.7	142.5	2.0	77.1	(6.0)

Note:

Results for the three months ended Mar. 31, 2010 = Results for the year ended Mar. 31, 2010

–    Results for the three months ended Jun. 30, 2009 – Results for the three months ended Sept. 30, 2009 – Results for the three months ended Dec. 31, 2009

Quarterly Financial Results for the Fiscal Year Ended March 31, 2010

	(Billions of yen)
	Year Ended Mar. 31, 2010	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009	Three Months Ended Dec. 31, 2009	Three Months Ended Mar. 31, 2010
NTT East (JPN GAAP)
Operating Revenues	1,928.6	467.5	478.8	479.0	503.2
Voice Transmission Services (excluding IP)	816.1	211.3	207.7	202.6	194.4
IP Services	645.5	153.4	159.0	163.7	169.1
Leased Circuit (excluding IP)	154.5	39.7	38.9	38.2	37.6
Telegraph	20.6	5.7	4.3	5.3	5.2
Other	153.4	31.9	39.8	38.4	43.2
Supplementary Business	138.2	25.3	28.8	30.4	53.6
Operating Expenses	1,881.0	455.6	458.4	463.4	503.4
Personnel	127.4	31.8	31.5	31.6	32.4
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,236.8	295.4	299.9	301.0	340.3
Depreciation and Amortization	401.2	100.7	100.9	102.3	97.3
Loss on Disposal of Property, Plant and Equipment	42.3	8.6	7.8	10.4	15.2
Taxes and Public Dues	73.1	18.9	18.1	17.9	18.0
Operating Income	47.6	11.8	20.3	15.5	(0.1)
Non-Operating Revenues	61.6	14.0	16.6	13.0	17.8
Non-Operating Expenses	37.5	9.0	9.6	9.8	8.9
Recurring Profit	71.7	16.9	27.3	18.7	8.7
Net Income	50.5	13.7	20.1	11.9	4.6
NTT West (JPN GAAP)
Operating Revenues	1,780.8	435.7	440.4	437.9	466.6
Voice Transmission Services (excluding IP)	798.1	206.6	202.8	198.0	190.5
IP Services	525.5	124.9	130.0	133.5	137.0
Leased Circuit (excluding IP)	140.4	35.5	35.0	34.8	34.9
Telegraph	24.1	6.4	5.2	6.3	6.1
Other	133.8	32.4	32.7	32.7	35.8
Supplementary Business	158.6	29.6	34.5	32.3	62.1
Operating Expenses	1,762.3	429.8	428.6	429.4	474.3
Personnel	126.7	31.4	31.3	31.2	32.6
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,137.3	274.8	276.0	273.3	313.1
Depreciation and Amortization	386.9	97.9	96.5	98.1	94.3
Loss on Disposal of Property, Plant and Equipment	43.1	7.4	8.0	9.9	17.6
Taxes and Public Dues	68.0	18.0	16.6	16.7	16.5
Operating Income	18.4	5.9	11.7	8.5	(7.7)
Non-Operating Revenues	51.1	13.3	11.1	11.6	15.0
Non-Operating Expenses	39.3	8.7	8.7	8.9	12.9
Recurring Profit	30.3	10.5	14.2	11.2	(5.6)
Net Income	24.8	9.1	10.8	8.8	(4.0)

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Mar. 31, 2010 include monthly charges, call charges and interconnection charges of 135.6 billion yen, 19.3 billion yen and 23.6 billion yen for NTT East, and 133.1 billion yen, 17.0 billion yen and 25.9 billion yen for NTT West, respectively.

	2	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Mar. 31, 2010 include FLET’S Hikari and Optical IP telephone (Hikari Denwa) charges (including monthly charges, call charges and connection device charges) of 97.0 billion yen and 28.9 billion yen for NTT East, and 74.1 billion yen and 23.6 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

	3

Results for the three months ended Mar. 31, 2010 = Results for the year ended Mar. 31, 2010

–    Results for the three months ended Jun. 30, 2009 – Results for the three months ended Sept. 30, 2009 – Results for the three months ended Dec. 31, 2009

Quarterly Financial Results for the Fiscal Year Ended March 31, 2010

	(Billions of yen)
	Year Ended Mar. 31, 2010	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009	Three Months Ended Dec. 31, 2009	Three Months Ended Mar. 31, 2010
NTT Communications (JPN GAAP)
Operating Revenues	1,079.2	267.5	265.0	263.8	282.8
Voice Transmission Services (excluding IP)	378.9	96.7	95.6	96.1	90.3
IP Services	364.8	90.9	91.4	90.9	91.5
Data Transmission Services (excluding IP)	120.1	30.8	30.3	29.7	29.2
Leased Circuit*	88.5	22.4	22.1	21.9	21.9
Solutions Business	186.5	42.2	41.1	40.2	62.8
Other	28.7	6.7	6.4	6.7	8.8
Operating Expenses	981.7	241.8	237.8	238.8	263.1
Personnel	94.8	23.8	23.2	23.4	24.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	479.9	116.1	113.7	109.1	140.7
Communication Network Charges	268.8	68.0	67.2	71.6	62.0
Depreciation and Amortization	116.0	29.5	29.4	29.2	27.8
Loss on Disposal of Property, Plant and Equipment	10.2	1.2	1.3	2.4	5.2
Taxes and Public Dues	11.7	3.0	2.9	2.8	2.8
Operating Income	97.5	25.7	27.1	24.9	19.6
Non-Operating Revenues	25.0	9.1	6.5	4.7	4.7
Non-Operating Expenses	14.0	3.5	2.9	3.1	4.4
Recurring Profit	108.5	31.3	30.6	26.5	19.9
Net Income	60.6	18.3	18.1	15.9	8.2
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,142.9	269.3	263.5	263.8	346.2
Systems Integration	879.1	205.7	201.5	200.6	271.2
Network System Services	83.1	19.9	20.9	20.7	21.4
Others	276.3	64.6	64.1	66.6	81.0
Elimination or Corporate	(95.7)	(21.0)	(23.0)	(24.1)	(27.4)
Cost of Sales	870.5	205.3	199.9	200.5	264.6
Gross Profit	272.3	63.9	63.5	63.2	81.6
Selling and General Expense	190.6	47.3	46.6	46.5	50.1
Operating Income	81.6	16.6	16.8	16.7	31.5
Non-Operating Income (loss)	(5.9)	(1.4)	(1.6)	(1.8)	(1.0)
Recurring Profit	75.7	15.1	15.2	14.8	30.4
Net Income	35.6	7.4	7.7	6.5	13.8
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,284.4	1,084.8	1,061.1	1,096.6	1,042.0
Wireless Services	3,776.9	941.8	951.5	966.2	917.4
Mobile Services	3,499.5	881.9	884.3	896.6	836.7
Voice	1,910.5	490.6	487.6	499.3	433.0
Packet Communications	1,589.0	391.3	396.6	397.3	403.8
Other Revenues	277.5	59.9	67.2	69.7	80.7
Equipment Sales	507.5	143.0	109.6	130.3	124.6
Operating Expenses	3,450.2	832.9	827.6	879.1	910.4
Personnel	258.3	64.4	62.5	64.7	66.8
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,122.9	503.7	498.2	540.9	580.1
Depreciation and Amortization	701.1	169.0	168.8	173.7	189.6
Loss on Disposal of Property, Plant and Equipment	47.0	8.3	10.4	11.8	16.6
Communication Network Charges	281.9	77.7	78.1	78.4	47.6
Taxes and Public Dues	38.9	9.9	9.7	9.6	9.8
Operating Income	834.2	251.8	233.4	217.4	131.6
Non-Operating Income (loss)	1.9	(4.4)	(1.0)	4.4	2.9
Income Before Income Taxes	836.2	247.5	232.4	221.8	134.5
Net Income Attributable to NTT DOCOMO	494.8	147.4	137.3	134.6	75.4

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Mar. 31, 2010 include revenues from telephone subscriber lines (47.5 billion yen). Operating Revenues from IP Services include revenues from OCN (40.9 billion yen), IP-VPN (19.0 billion yen) and Wide-area Ethernet (14.2 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.2 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.0 billion yen) and high-speed digital (9.5 billion yen).

	2	Results for the three months ended Mar. 31, 2010 = Results for the year ended Mar. 31, 2010
		– Results for the three months ended Jun. 30, 2009 – Results for the three months ended Sept. 30, 2009 – Results for the three months ended Dec. 31, 2009

* Partial listing only.